DIA BRAS
exploration

[redacted]

08004781

RECEIVED
2008 SEP -5 A 5:33

September 1, 2008

SUPPL

Securities and Exchange Commission
Division of Corporate Finance - International Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Dia Bras Exploration Inc. – File 82-34990

Dear Sir or Madam,

In connection with the Commission's granting to Dia Bras Exploration Inc. ("Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed materials filed by the Company in Canada for the period between July 1 to August 31, 2008.

If you have any questions please do not hesitate to contact me.

Sincerely,

PROCESSED
SEP 10 2008
THOMSON REUTERS

Luce L. Saint-Pierre

Luce L. Saint-Pierre,
Corporate Secretary

Enclosures

600 de Maisonneuve Blvd. West • Suite 2750 • Montréal (Québec) • Canada • H3A 3J2
Tel.: (514) 393-8875 • Fax: (514) 393-8513
Website: www.diabras.com

DIA BRAS EXPLORATION INC.
FILE NO. 82-34990
INFORMATION FROM JULY 1 TO AUGUST 31, 2008

Date of Filing	Name of Form
July 10, 2008	News release – French – July 10, 2008
July 10, 2008	News release – English – July 9, 2008
July 30, 2008	News release – English – No. 18 – 2008
July 30, 2008	News release – English – No. 19 – 2008
August 4, 2008	News release – English – No. 20 - 2008
August 29, 2008	News release – English – No. 21 – 2008
August 29, 2008	Other – BC Form 51-901F – June 30, 2008
August 29, 2008	Other – Confirmation of mailing (English) – June 30, 2008
August 29, 2008	Other – Confirmation of mailing (French) – June 30, 2008
August 29, 2008	Interim financial statements – French – June 30, 2008
August 29, 2008	Interim financial statements – English – June 30, 2008
August 29, 2008	Form 52-109A2 – Certification of interim filings – CFO – June 30, 2008
August 29, 2008	Form 52-109A2 – Certification of interim filings – CEO – June 30, 2008
August 29, 2008	Form 52-109F2 – Certification of Interim Filings – CFO – June 30, 2008
August 29, 2008	Form 52-109F2 – Certification of Interim Filings – CEO – June 30, 2008
August 29, 2008	MD&A – French – Management discussion and analysis – June 30, 2008
August 29, 2008	MD&A – English – Management discussion and analysis – June 30, 2008

044995/00000 TORDOCS 37533v1

File No. 82-34990

PERSHIMCO resources inc

DIA BRAS exploration

COMMUNIQUÉ

Pershimco et Dia Bras confirment de nouvelles zones de hautes teneurs argentifères à leur projet San Miguel dans le camp minier Cusi, Mexique.

Chihuahua, Mexique, 10 juillet, 2008: Ressources Pershimco Inc. (TSX-V: PRO) (FSE: BIZ) et **Exploration Dia Bras Inc. (TSX-V: DIB)** (la « Coentreprise ») vous font part de leur découverte d'une nouvelle structure argentifère suite à l'échantillonnage en rainure des galeries de la mine historique San Miguel, située sur les propriétés San Miguel et La Bamba dans le camp minier de Cusi, dans l'état mexicain du Chihuahua.

La nouvelle zone, dénommée Cheminée El Convento, est une structure de haute teneur argentifère, de zinc et de plomb avec des valeurs significatives en or. Cette nouvelle zone ajoute une troisième cheminée aux systèmes minéralisés déjà connus de San Miguel et La Bamba.

Exploration Dia Bras avait effectué de l'échantillonnage en rainure sur une longueur de plus de 410 m dans les galeries du 5e niveau au cours de l'année 2007, situé approximativement à 150 m de profondeur sous la structure minéralisée La Bamba-San Miguel. Un total de 91 échantillons en rainurage a été prélevé de l'éponte supérieure de la structure minéralisée passant au 5e niveau, à des intervalles d'environ 5 m, sur une distance totale de 410 m de galerie et de 25 m de travers-banc. (Les résultats d'échantillonnage pour l'argent sont présentés au tableau 1). **La teneur moyenne observée tout au long de la galerie de 410 m est de 103 g/t Ag et le travers-banc présente une moyenne de 168 g/t sur 25m.**

La Coentreprise, opérée par Pershimco, a entrepris récemmment un programme de cartographie structurale et de rainurage afin de vérifier et confirmer les résultats des travaux récents et historiques au 5e niveau (voir tableau des résultats no. 2). Les résultats observés sont les suivants :

1) **L'éponte supérieure** de la *cheminée El Convento*, a une plongée de 75° et titre en moyenne 0,27 g/t Au et 209 g/t Ag avec des traces de zinc, cuivre et plomb sur 1,70 m (échantillons N5-23 et 24);
2) La *cheminée El Convento* titre **0,62 g/t Au et 297 g/t Ag ainsi qu'une teneur en zinc et plomb de 6,53 % et 8,62 % sur 1,50 m.** (échantillons N5-25); et
3) *L'éponte inférieure* de la *cheminée El Convento* titre en moyenne **0,96 g/t Au, 311 g/t Ag, 3.64 % zinc et 3,77 % plomb, sur une longueur de 1,50 m.** (échantillons N5-26 et 27).

Les échantillons provenant de la cheminée El Convento représentent une section approximative de 535 m^2 et une projection verticale de plus de 500 m compte tenu des profondeurs des structures minéralisées du camp minier de Cusi. Le système est révélateur et pourrait permettre l'augmentation significative du volume de la structure minéralisée. Des travaux additionnels s'avèrent nécessaires afin de permettre la qualification des

ressources minérales au terme de la réglementation NI 43-101 et il n'y a aucune garantie que les travaux futurs puissent confirmer des ressources minérales.

M. Alain Bureau, ing, président et chef de la direction de Pershimco, ajoute également : « *Les récents travaux souterrains réalisés dans le cadre de notre partenariat démontrent un potentiel de cheminée de haute teneur argentifère dans trois zones s'étendant de la fosse à ciel ouvert La Bamba en passant par une seconde zone au puits de San Miguel et maintenant une nouvelle cheminée, connue sous le nom d'El Convento plus au nord, couvrant plus de 600 m. Nous sommes également surpris des valeurs significatives des teneurs en métaux précieux et métaux de base présents en profondeur* »

M. Daniel Tellechea, président et chef de la direction de Dia Bras mentionne : « *Le travail effectué sous dans le cadre du nouveau partenariat vient démontrer un potentiel favorable pour la zone La Bamba-San Miguel et pourrait ajouter des ressources significatives aux ressources de initiales du projet Cusi de Dia Bras* ».

L'information contenue dans ce communiqué a été préparée et révisée par M. Jean Lafleur, M.Sc., géo., administrateur et conseiller technique de la Société, une personne qualifiée en vertu du règlement 43-101.

A propos de Ressources Pershimco inc.
Ressources Pershimco inc. (TSX-V :PRO) (FSE :BIZ) est une société canadienne de ressources et d'exploration détenant des propriétés stratégiques dans l'état du Chihuahua, Mexique, ainsi qu'au Québec, Canada. La stratégie de Pershimco est de poursuivre l'exploration de ses propriétés avancées vers l'obtention de ressources minérales selon l'Instrument National 43-101.

La société détient présentement un intérêt de 50% dans les propriétés prometteuses de La Bamba et de San Miguel situées dans le camp minier argentifère de Cusi. De plus, PRO peut accroître son intérêt à 70%, suite à une entente avec son partenaire Dia Bras Exploration Inc. La société détient également 100% du projet Magistral composé d'un skarn polymétallique (cuivre, or, argent, zinc) également situé dans l'état du Chihuahua.
De plus, la société détient un intérêt de 100% dans le projet aurifère prometteur de Courville, situé dans le camp minier aurifère de Val d'Or/Malartic au Québec, ayant produit historiquement 25 millions d'onces d'or.

Les documents publics peuvent être consultés sur www.SEDAR.com.
Pour de plus amples informations, veuillez visiter notre site www.pershimco.ca.

A propos Dia Bras Exploration
Dia Bras est une société canadienne d'exploration minière qui consacre ses activités à l'exploration de métaux communs et précieux au Mexique. La Société s'est engagée à développer et mettre en valeur ses actifs - le projet de cuivre-zinc de Bolivar, le projet argentifère de Cusi dans le fameux district minier de Sierra Madre dans le nord du Mexique ainsi que le projet cuivre-argent La Engañosa situé dans l'État de Jalisco. Les titres de Dia Bras sont inscrits à la Bourse de croissance TSX sous le symbole « DIB ».

Au cours de 2008, Dia Bras concentrera ses activités d'exploration pour augmenter ses ressources sur les projets Bolivar et Cusi. De plus, la Société prévoit poursuivre ses activités d'exploitation pilote à Bolivar et entreprendre une étude de faisabilité sur ce projet et démarrer l'exploitation pilote à Cusi.

Pour plus de renseignements au sujet de Dia Bras, visitez le site www.diabras.com.

Pour plus d'information, communiquer avec :

Ressources Pershimco Inc.
Alain Bureau, P. Eng.
Président et chef de la direction, Administrateur
Téléphone (514) 357-0498

ParaDox Investor Relations
Téléphone (514) 341-0408
Sans frais 1-866-460-0408
infoparadox@qc.aira.com

Exploration Dia Bras Inc.

Daniel Tellechea
Président et chef de la direction, Administrateur
(514) 393-8875

François Auclair
(514) 393-8875

Eugene Schmidt
(514) 393-8875

Le TSX-V n'a pas approuvé, et n'accepte aucune responsabilité pour le contenu de ce communiqué. Ce communiqué de presse contient des déclarations prospectives qui reflètent les objectifs, les prévisions et les attentes de la Société, y compris les répercussions de l'acquisition sur sa performance financière. Ces déclarations sont identifiées par des verbes comme «croit», «anticipe», «prévoit» et «s'attend à ce que» ainsi que par l'utilisation des temps de verbe futur et conditionnel. Ces déclarations comportent des risques et des incertitudes. Par conséquent, les faits réels peuvent différer de façon importante des prévisions ou des attentes de la Société.

Tableau 1: Résultats d'échantillonnage en rainurage des galeries au 5ième niveau de la Mine San Miguel, District Minier Cusi, Mexico

Galerie	Numéro de l'échantillon en rainurage (total)	Moyenne de longueur (m)	Moyenne pondérée (Argent g/t)
Galerie 5ième niveau	73918 à 73992 (75)	1.6	103
Travers-banc 5ième niveau	73901 à 73916 (16)	1.5	168
	Teneur moyenne		**113**

* Analysé au laboratoire de l'usine Malpaso, propriété de Dia Bras.

Tableau 2: Résultats d'échantillonnage en rainurage des galeries au 5ième niveau de la Mine San Miguel, District Minier Cusi, Mexico

ECHANTILLON #	OR g/t	ARGENT g/t	ZINC %	CUIVRE %	PLOMB %
N5-22	0.09	37.0	0.50	Trace	1.23
N5-23	0.21	125.0	0.20	0.02	0.55
N5-24	0.31	276.0	0.83	0.09	0.72
N5-25	0.62	297.0	6.53	0.42	8.62
N5-26	0.08	34.0	1.69	0.06	1.21
N5-27	1.13	365.0	4.02	0.18	4.27
N5-28	0.11	50.0	0.27	Trace	0.15
N5-29	0.17	105.0	1.32	0.08	1.75
N5-30	0.06	78.0	0.15	0.04	0.22

* La préparation des échantillons a été effectuée au Laboratoires Mineros del Norte SA de CV, à Chihuahua, Mexico, une division de Techni-Lab SGB Abitibi Inc. Les échantillons ont été mis en sac, marqués et sellés au chantier. Les échantillons ont ensuite été transportés à Chihuahua afin d'être séchés, broyés et pulvérisés. Un ±500 g d'échantillon concassé est carté avec un « Riffle Splitter » produisant une fraction a -10 mesh dont un 200 à 300 g est pulvérisé à 80% à -200 mesh. Ces échantillons sont mis en sac, marqués et envoyé pour analyses au laboratoire Techni-Lab SGB Abitibi Inc., de Ste-Germaine-Boulé (Québec, Canada). Les échantillons ont été analysés en utilisant la méthode de pyro-analyse pour l'or, l'argent, le cuivre, le zinc et le plomb. Des échantillons standards ainsi que des doubles et blancs ont été ajoutés aux échantillons existants.

PERSHIMCO resources Inc

DIA BRAS exploration

NEWS RELEASE

Pershimco and Dia Bras outline new higher grade silver zone at the San Miguel Mine, Cusi Mining District, Mexico

Chihuahua, Mexico, July 9, 2008: PERSHIMCO RESOURCES INC. (TSX-V: PRO) (FSE: BIZ) ("Pershimco") and **DIA BRAS EXPLORATION INC. (TSX-V: DIB)** ("Dia Bras") (the Joint Venture or "JV") are pleased to announce the discovery of a new silver zone outlined by underground chip sampling at the historical San Miguel Mine, located on the San Miguel and La Bamba Properties (the "Properties") in the Cusi Mining District, State of Chihuahua, Mexico.

The new zone, termed ***El Convento Chimney***, is a higher grade silver, zinc and lead target with significant gold. This new zone adds, with the known La Bamba and San Miguel zones, a third chimney in the silver mineralized system.

Dia Bras previously chip sampled the 410 m long 5th Level in 2007, located approximately 150 m below surface along the San Miguel / La Bamba mineralized corridor. A total of 91 chip-channel samples were taken from the "back" or top of the 5th Level drift across the silver-sulphide mineralization at approximately 5 m intervals along the entire 410 m drift and the 25 m long cross-cut (*chip-channel assay results for silver are given in the appended Table 1*). **The 410 m drift averaged 103 g/t silver; whereas the crosscut averaged 168 g/t silver over a 25 m length.**

The JV, operated by Pershimco, undertook structural mapping and selective channel sampling program on the 5th Level to verify and validate the recent and historical underground work (*assay results from channel samples are given in the appended Table 2*). Results of this sampling are as follows:

- the **hanging wall section** of the 75° plunging *El Convento Chimney* averaged **0.27 g/t gold, 209 g/t silver, 0.55% zinc, 0.06% copper and 0.65% lead over 1.70 m** (samples N5-23 and 24);
- the *El Convento Chimney* graded **0.62 g/t gold, 297 g/t silver, 6.53% zinc, 0.42% copper and 8.62% lead over 1.50 m** (sample N5-25); and
- the **footwall** of the *El Convento Chimney* averaged **0.96 g/t gold, 311 g/t silver, 3.64% zinc, 0.16% copper and 3.77% lead over 1.50 m** (samples N5-26 and 27).

Samples from the *El Convento Chimney* represent an area of approximately 535 m^2. The potential to extend to a vertical depth of -500 m based on the known silver mineralization in the Cusi Mining Camp appears promising, thus potentially increasing significantly the known mineralized structure. Further work will be required to define a National Instrument (NI) 43-101 compliant mineral resource. There is no certainty that any future work would demonstrate viable Mineral Resources.

Pershimco's President and CEO, Mr. Alain Bureau, P. Eng., states "*The latest underground work by the JV is showing the potential for higher grade silver-rich chimneys in three areas of the Properties*

extending from the La Bamba open pit, within the San Miguel underground workings, to the north of La Bamba, and now a new area termed El Convento Chimney further to the north, covering a distance of more than 600 m. We are also quite surprised with the significant content of gold and base metals as we go deeper."

Dia Bras President and CEO, Mr. Daniel Tellechea, states "*The work undertaken under the auspices of the new JV partnership with Pershimco demonstrates the favourable potential of the La Bamba-San Miguel area and could add significant resources in the future to the resource base of the Cusi project of Dia Bras.*"

This news release has been prepared and reviewed by Mr. Jean Lafleur, P. Geo., Director and Technical Advisor at Pershimco, the Company's Qualified Person under National Instrument (NI) 43-101 regulations.

About Pershimco Resources Inc
Pershimco is a Canadian-based resource exploration company which holds strategic properties located in State of Chihuahua, Mexico and in Quebec, Canada. Pershimco's strategy is to advance its mid-stage exploration properties towards NI 43-101 compliant Mineral Resources.

The Company hold a 50% interest in the highly prospective La Bamba and San Miguel Silver properties located in the Cusi Silver Mining District. Pershimco has the option to increase its interest in the project to 70% based on a new agreement signed with its partner Dia Bras. Pershimco also holds 100% of the polymetallic (copper-gold-silver-zinc) Skarn Magistral Project, also located in the State of Chihuahua, Mexico.

The Company holds a 100% interest in the highly prospective Courville Gold Project, located in the Val-d'Or/Malartic Gold Mining Camp in Quebec which has historically produced 25 million ounces of gold. The Company trades on the TSX Venture Exchange under the symbol "PRO".

For further information on Pershimco, visit www.pershimco.ca

About Dia Bras Exploration Inc
Dia Bras is a Canadian mining and exploration company focused on precious and base metals in Mexico. The Company is committed to developing and adding value to its assets – the Bolivar copper-zinc project and the Cusi silver mining camp in the renowned Sierra Madre mining district of northern Mexico and La Engañosa copper-silver property in the State of Jalisco. The Company trades on the TSX Venture Exchange under the symbol "DIB".

In fiscal 2008, Dia Bras focus is on increasing its Mineral Resources through an aggressive $5.5 million exploration program at the Bolivar and Cusi projects. In addition, the Company intends to maintain its pilot mining at Bolivar, to initiate a feasibility study on this project and start up the pilot mining at Cusi.

For further information on Dia Bras, visit www.diabras.com

For further information, contact

Pershimco Resources Inc.
Alain Bureau, P. Eng.
President and CEO, Director
(514) 357-0498

ParaDox Investor Relations
(514) 341-0408
Toll-free 1-866-460-0408
infoparadox@qc.aira.com

Dia Bras Exploration Inc.
Daniel Tellechea
President and CEO, Director
(514) 393-8875

François Auclair
(514) 393-8875

Eugene Schmidt
(514) 393-8875

Table 1: Assay results from the 5th Level drift and cross-cut channel sampling at the San Miguel Mine, Cusi Mining District, Mexico.

DRIFT	CHANNEL SAMPLE NUMBERS (total)	AVERAGE INDIVIDUAL SAMPLE LENGTH (m)	AVERAGE WEIGHTED GRADE (Silver g/t)
5th Level Main Drift	73918 to 73992 (75)	1.6	103
5th Level Cross-cut	73901 to 73916 (16)	1.5	168
	AVERAGE GRADE		**113**

* Assaying and analyzed at the Pambil Mill Laboratory owned by Dia Bras.

Table 2: Assay results from Pershimco's selective chip-channel sampling on the 5th Level at the San Miguel Mine, Cusi Mining District, Mexico.

SAMPLE #	GOLD g/t	SILVER g/t	ZINC %	COPPER %	LEAD %
N5-22	0.09	37.0	0.50	Trace	1.23
N5-23	0.21	125.0	0.20	0.02	0.55
N5-24	0.31	276.0	0.83	0.09	0.72
N5-25	0.62	297.0	6.53	0.42	8.62
N5-26	0.08	34.0	1.69	0.06	1.21
N5-27	1.13	365.0	4.02	0.18	4.27
N5-28	0.11	50.0	0.27	Trace	0.15
N5-29	0.17	105.0	1.32	0.08	1.75
N5-30	0.06	78.0	0.15	0.04	0.22

* Sample preparation was done at the *Laboratorios Mineros del Norte SA de CV*, in Chihuahua, Mexico, a division of Techni-Lab SGB Abitibi Inc. Samples were bagged, tagged and sealed in the field. Samples were then transported to Chihuahua for drying, crushing and pulverizing. A ±500 g fraction of the crushed sample was split using a riffle splitter, producing a -10 mesh crushed samples which were sorted and a 200 to 300 g portion was taken for pulverization to 80% at -200 mesh to be packed, tagged, and shipped to the *Techni-Lab SGB Abitibi Inc.*, in Ste-Germaine-Boulé (Quebec, Canada) for assaying. Samples were then analyzed using the Fire-Assay method for gold, silver, copper, zinc and lead. Laboratory standards, blanks and duplicates were added to the sample batches.

File No. 82-34990

DIA BRAS
exploration

For Immediate Release

TSX Venture Exchange - DIB
No. 18- 2008

Dia Bras: Issues a Correction Notice to May 30, 2008 Press Release

Montréal, Québec - July 25, 2008- **Dia Bras Exploration Inc. (TSX-V: DIB)** reports that the May 30, 2008 press release issued by the Company included results from samples collected on claims that are still under negotiations with the owner. These samples represent 11% (50 out of 446 samples) of the samples reported in the press release and 19% of the samples (3 out 16) with values over 500 g/t Ag and 17% of the samples (32 out of 188) values over 100 g/t Ag.

However, it is important to note that the best values of the exploration program were obtained from claims that are either wholly-owned or optioned by Dia Bras and where the Company intends to concentrate its exploration efforts.

To view the full table of assays with the description of all samples taken in the course of this program please visit the following link: http://www.diabras.com/en/newscenter/2008/Pr18CompleteAssaysTable.pdf.

About Dia Bras Exploration
Dia Bras is a Canadian mining and exploration company focused on precious and base metals in Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the Cusi silver mining camp in the renowned Sierra Madre mining district of northern Mexico, and La Engañosa copper-silver property in the State of Jalisco. The Company trades on the TSX Venture Exchange under the symbol "DIB".

In fiscal 2008, Dia Bras is focused on increasing its Mineral Resources through an aggressive $5.5 million exploration program at the Bolivar and Cusi projects. In addition, the Company intends to maintain its pilot mining at Bolivar, to initiate a feasibility study on this project and to start pilot mining at Cusi.

For further information on Dia Bras, visit www.diabras.com or contact:

Daniel Tellechea
President & CEO
Dia Bras Exploration
(514) 393-8875

Nathalie Dion
Investor Relations
Dia Bras Exploration
(514) 393-8875

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements:

Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

File No. 82-34990

DIA BRAS exploration

For Immediate Release

RECEIVED **TSX Venture Exchange - DIB**

No. 19- 2008

Dia Bras Reports Significant Drill Intersections from the El Gallo Area, Bolivar Project And New Management Appointments

Montréal, Québec - July 29, 2008- **Dia Bras Exploration Inc. (TSX-V:** DIB) is pleased to provide new drilling results from the ongoing 20,000-metre exploration program at its Bolivar project and announce new appointments to the Company's management team.

Drilling Results

In the El Gallo area, a series of holes drilled east of the newly discovered bornite zone (ref. press release of April 8, 2008) intersected widespread copper mineralization, thus extending further east the known copper-bearing portions of the upper and lower skarns. Of particular interest is hole **DB08B248 that intersected 18.1 metres** core length (estimated true width of 11.6 metres) **of 2.2% Cu, 0.72 g/t Au, 32 g/t Ag and 26.4% Fe in the lower skarn horizon.** The first 2 metres of this interval displayed minor bornite mineralization with grades **of 4.5% Cu, 52.2 g/t Ag, 1.4 g/t Au and 38% Fe.** This intersection is situated approximately 60 metres ENE of hole DB07B242, which intersected 3.1% Cu over 18 metres (core length) in the upper skarn.

In the same area, hole DB08B251 intersected high gold grades with lesser copper grades that averaged 1.7% Cu, 31 g/t Ag, 4.1 g/t Au and 15.4% Fe over 2.7 metres core length (1.9 metres estimated true width) in the lower skarn.

In the western part of the El Gallo area, hole **DB08B247** intersected the lower skarn **over 8 metres core length (7.5 metres true width) and averages 1.3% Cu, 25 g/t Ag and 0.24g/t Au.**

These intersections further confirm the extent of the lower skarn horizon to the south-east and north-west of the main El Gallo area and will allow increasing the resource base of the Bolivar project.

Bolivar Mine Area (Alta Ley)

Surface and underground diamond core drilling at Bolivar Alta Ley are aimed at continuing to define the Rosario and Fernandez mineralized trends while also identifying potential new zones of mineralization, as well as further delineating the Selena, Titanic and Rosario massive sulfide lenses.

In the Bolivar mine area, the best drill intercepts were observed in underground hole **DB08BM166** that intersected **8.4 metres core length (2.2 metres estimated true width) of 5% Cu, 25.4% Zn, 29 g/t Ag and 0.07 g/t,** and in **hole DB08BM147 that intersected 4.7 metres core length (estimated true width of 3.0 metres) of 2.5% Cu, 6.9% Zn, 44 g/t Ag and 0.06 g/t Au,** both in the Titanic zone.

Bolivar Mine Area (San Francisco)

The San Francisco zone is a newly opened underground area. A 160-metre positive ramp from Alta Ley reached this zone at the beginning of July, and definition drilling and development work will be undertaken soon. This zone was discovered in 2004 and 2005 during the surface drilling exploration program. Underground drilling has enabled the defining of a block of mineralized material that will be included in the updated resource statement that should be announced at the end of the third quarter.

The best underground intersections in this area come from hole DB08BM165 that intersected **16.2 metres core length (estimated true width of 4.2 metres) of 1.0% Cu, 8.7% Zn, 30 g/t Ag and 0.18 g/t Au.** Other interesting holes in this area include DB08BM155 that intersected 3.0 metres core length (1.9 metre estimated true width) of 1.9% Cu, 0.7% Zn, 17 g/t Ag and 0.51 g/t Au.

La Montura Area
The best intersection in this area is in hole DB08250 that intersected a first zone of 2.1 metres core length (1.5 metre true width) of 4.3% Zn, 27 g/t Ag and 6.81 g/t Au, and a second zone of 4.8 metres core length (3.4 metres estimated true width) of 0.1% Cu, 4.0% Zn, 739 g/t Ag and 0.23 g/t Au in the El Val sector.

To view the full table of assays results please visit the following link:
http://www.diabras.com/en/newscenter/2008/Pr19CompleteAssayResults.pdf

2008 Drill Program
In the second quarter of 2008, 8,433 metres of core diamond drilling have been completed at Bolivar (surface and underground), which bring the year total to 14,605 metres.

	Zone	Jan.	Feb.	Mar.	Apr.	June	July	Total
Underground	San Angel						165	165
	San Francisco	147	123	214	382	1,207	396	2,469
	Selena	387	318					705
	Titanic 2		202	416	86	606	261	1,571
Mine Total		534	643	630	468	1,813	822	4,910
Surface	El Gallo	248	484	527	1,070	1,298	521	4,148
	El Val		135	726	270	954	354	2,439
	La Narizona	363	672					1,035
	Bolívar Alta Ley	509	386	114				1,009
	La Increíble			201	375	59	429	1,064
Surface Total		1,120	1,677	1,568	1,715	2,311	1,304	9,695
Total		**1,654**	**2,320**	**2,198**	**2,183**	**4,124**	**2,126**	**14,605**

Method of analysis
Samples were prepared at the Chemex lab facility in Chihuahua, Mexico, and analyzed by ICP and AA methods at their facilities in Vancouver, Canada. Diamond drill samples sent for analysis consisted of half NQ-size diamond core split on site, prepared by the ALS Chemex sample preparation laboratory in Chihuahua, Mexico, and assayed for Au by 50 g fire assay with AA finish, and for Ag by AA on 50 g split sample at the ALS Chemex North Vancouver Laboratory. Assays for Pb, Zn and Cu are done by Induction Coupled Plasma (ICP) at Chemex.

Quality control
The quality assurance-quality control (QA-QC) of Dia Bras has been described in detail in both RPA's 43-101 reports of December 2006 at Cusi and October 2005 for Bolivar.

The technical content of this news release has been approved by François Auclair, P. Geo. and VP, Corporate Development of Dia Bras, a Qualified Person as defined in NI43-101.

New Management Appointment
The Company is also pleased to announce new appointments to the Company's management team. The new management structure will facilitate the development of its mining projects and ensure the Company's long-term growth strategy.

Mr. François Auclair, formerly Vice-President, Exploration appointed in March 2007, will become Vice-President, Corporate Development. Mr. Auclair will be responsible for overseeing the internal feasibility study of the Bolivar project and for the evaluation of new business opportunities. He will also assist the President and CEO with investor relations.

Mr. Eugene Schmidt has been appointed Vice-President of Exploration where he will lead Dia Bras' exploration program at the Bolivar and Cusi projects as well as in new exploration and property acquisitions. With 35 years' experience, Mr. Schmidt (M.Sc. Geology) has held senior exploration and management positions throughout the Americas for Southern Peru Copper Company, Cia Minera El Indio, Freeport Exploration and The Anaconda Company as well as Canadian junior companies including Soho Resources, Bell Copper Company and Goldex Resources. He has consulted for major and junior companies alike including Phelps Dodge, Barrick Gold, Battle Mountain Gold, and Triton Mining Inc.

About Dia Bras

Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets – the Bolivar copper-zinc project and the Cusi silver mining camp. The Company trades on the TSX Venture Exchange under the symbol "DIB".

For further information on Dia Bras visit www.diabras.com or contact:

Daniel Tellechea
President & CEO
Dia Bras Exploration
(514) 393-8875

François Auclair
VP Corporate Development
Dia Bras Exploration
(514) 393-8875

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements:

Except for statements of historical fact all statements in this news release without limitation regarding new projects acquisitions future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

Ref. Press Release – July 29, 2008

Bolivar Assay Results

		From	To	Width	Au (g/t)	Ag (g/t)	Cu (%)	Fe (%)	Pb (%)	Zn (%)	Type	True Width
DB08B243	Gallo	302.5	303.2	0.7	0.08	11	0.5	27.4	0.0	1.8	LS	0.5
		309.2	309.8	0.6	0.10	32	1.1	20.5	0.0	2.9	LS	0.5
DB08B245	Gallo	128.0	129.0	1.0	0.01	4	0.1	9.6	0.0	3.2	US	0.5
		135.0	136.0	1.0	0.01	13	0.0	8.1	0.0	4.2	US	0.5
		235.0	236.0	1.0	0.35	9	0.8	15.5	0.0	0.0	LS	0.5
DB08B247	Gallo	102.0	103.0	1.0	0.12	13	0.2	9.9	0.0	1.7	US	0.9
		107.0	110.8	3.8	0.45	27	1.0	16.7	0.0	1.2	LS	3.3
		147.0	155.0	8.0	0.24	25	1.3	23.3	0.0	0.0	LS	7.5
		167.0	168.0	1.0	0.03	62	0.7	6.7	0.1	1.3	US	1.0
DB08B248	Gallo	27.2	27.8	0.6	0.40	169	0.1	3.3	0.3	0.0	US	0.6
		44.0	45.0	1.0	0.07	41	2.6	10.4	0.1	0.0	US	0.6
		186.1	204.2	18.1	0.72	32	2.2	26.4	0.0	0.2	LS	11.6
		207.8	209.0	1.2	2.29	12	1.0	22.9	0.0	0.0	LS	0.8
		213.6	215.0	1.4	1.12	17	1.4	18.6	0.0	0.0	LS	0.9
	Process											
DB08B249	Gallo	200.5	210.5	10.0	0.04	18	0.9	14.0	0.0	0.0	LS	7.1
DB08B251	Gallo	154.3	157.0	2.7	4.10	31	1.7	15.4	0.0	0.2	LS	1.9
		164.0	165.0	1.0	1.81	9	0.6	27.0	0.0	0.0	LS	0.7
		190.0	193.0	3.0	0.43	10	1.4	9.0	0.0	0.3	US	2.1
	Process											
DB08B252	Gallo	276.0	277.0	1.0	0.08	35	3.2	35.1	0.0	0.3	LS	0.5
		281.0	282.0	1.0	0.06	16	1.0	10.0	0.0	0.0	US	0.5
	Process											
DB08B253	Gallo	51.0	52.0	1.0	0.01	2	0.0	4.5	0.0	3.8	US	0.7
		56.0	58.0	2.0	0.06	36	1.5	9.6	0.0	0.9	US	1.4
		73.0	74.0	1.0	0.04	15	1.4	10.5	0.0	0.0	US	0.7
	Process											
DB08B255	Gallo	88.1	88.7	0.6	0.03	26	0.1	1.7	0.0	3.3	US	0.3
		105.0	106.0	1.0	0.01	7	0.6	8.4	0.0	1.9	US	0.6
		128.0	132.0	4.0	0.01	2	0.1	6.4	0.0	2.1	US	2.3
		202.0	203.0	1.0	0.18	14	0.8	16.0	0.0	0.0	LS	0.6
		209.0	211.0	2.0	0.57	22	1.5	13.5	0.0	0.0	LS	1.1
		230.9	231.7	0.8	0.03	63	2.3	8.1	0.0	0.0	US	0.5
	Process											
DB08B246	Increíble		no mineralisation								US	
DB08B244	Val	321.5	322.0	0.5	0.01	7	0.1	7.3	0.0	3.3	US	0.3
DB08B250	Val	295.5	296.5	1.0	0.02	3	0.0	3.7	0.0	3.2	US	0.7
		301.0	303.1	2.1	6.81	27	0.0	4.6	0.1	4.3	US	1.5
		312.0	313.0	1.0	0.89	5	0.0	3.7	0.0	1.9	US	0.7
		319.5	324.3	4.8	0.23	739	0.1	1.6	0.0	4.0	US	3.4
DB08B254	Val										US	
	Process											

Bolivar Alta Ley (Underground drill hole)

		From	To	Width	Au (g/t)	Ag (g/t)	Cu (%)	Fe (%)	Pb (%)	Zn (%)	Type	True Width
08BM143	Francisco	5.7	7.1	1.4	0.03	5	0.2	22.1	0.0	4.3	LS	1.0
		11.9	13.6	1.7	0.01	4	0.1	7.3	0.0	2.3	US	1.2
08BM150	Francisco										US	
08BM155	Francisco	131.6	134.2	2.6	0.80	67	1.0	9.1	0.1	0.5	US	1.7
		146.3	148.7	2.4	2.57	66	0.6	8.9	0.0	0.7	US	1.5
		158.5	167.0	8.5	0.27	16	0.8	10.1	0.0	0.7	US	5.5
		178.0	179.5	1.5	0.39	62	1.9	3.9	0.0	0.1	US	1.0
		182.5	185.5	3.0	0.51	17	1.9	5.6	0.0	0.7	US	1.9
08BM158	Francisco	64.6	65.7	1.1	0.03	38	0.4	0.7	0.0	1.6	US	0.6
08BM159	Francisco	78.1	100.0	21.9	0.50	65	1.0	6.9	0.1	1.7	US	15.5
		102.2	102.8	0.6	0.02	10	0.1	6.1	0.0	2.0	US	0.4
		138.7	139.3	0.6	0.03	6	0.9	4.8	0.0	3.1	US	0.4
		152.0	155.0	3.0	0.15	46	1.2	9.1	0.0	0.2	US	2.1
		167.0	168.0	1.0	0.00	16	0.9	8.0	0.0	0.3	US	0.7
		175.0	176.0	1.0	1.85	30	0.4	7.3	0.0	0.3	US	0.7
	Process											
08BM160	Francisco										US	
	Process											
08BM162	Francisco										US	
	Process											
08BM163	Francisco										US	
	Process											
08BM164	Francisco										US	
	Process											
08BM165	Francisco	115.6	118.0	2.4	1.74	150	4.6	1.8	0.0	16.2	US	0.6
		120.7	121.0	0.3	0.08	15	0.1	0.5	0.1	18.9	US	0.1
		141.8	158.0	16.2	0.18	30	1.0	6.7	0.0	8.7	US	4.2
		210.0	213.7	3.7	0.11	24	0.1	4.3	0.1	2.0	US	1.0
		220.0	221.5	1.5	0.48	43	1.1	6.3	0.0	3.0	US	0.4
	Process											
08BM167	Francisco	139.0	140.0	1.0	0.00	96	0.3	1.6	0.0	0.1	US	0.7
		143.0	144.0	1.0	0.00	88	0.3	2.8	0.0	0.2	US	0.9
		147.9	148.9	1.0	0.01	2	0.1	1.8	0.0	1.3	US	0.9
	Process											
08BM170	Francisco	97.0	99.0	2.0	0.00	25	0.6	5.4	0.0	1.0	US	1.4
		120.0	121.0	1.0	0.86	30	0.4	6.4	0.0	1.8	US	0.6
	Process											
08BM144	Selena										US	
08BM145	Selena										US	
08BM146	Titanic										US	

08BM147	Titanic	41.0	45.7	4.7	0.06	44	2.5	6.0	0.0	6.9	US	3.0
08BM148	Titanic										US	
08BM149	Titanic										US	
08BM151	Titanic	38.9	41.5	2.6	0.70	52	0.6	2.6	0.0	4.5	US	1.7
08BM152	Titanic	45.0	45.4	0.4	0.01	12	0.2	8.0	0.0	10.1	US	0.2
08BM153	Titanic										US	
08BM154	Titanic	74.8	76.5	1.7	3.26	157	1.9	3.3	0.0	0.1	US	
08BM156	Titanic	11.4	13.6	2.2	0.02	8	1.3	3.2	0.0	11.5	US	
		25.5	25.9	0.4	2.93	127	2.2	3.4	0.0	0.1	US	
		35.6	36.7	1.1	0.10	43	1.1	6.4	0.0	0.1	US	
08BM157	Titanic										US	
08BM161	Titanic Process										US	
08BM166	Titanic Process	0.0	8.4	8.4	0.07	29	5.0	5.1	0.0	25.4	US	2.2
08BM168	Titanic 2 Process										US	
08BM169	Titanic 2	77.1	78.1	1.0	0.09	69	0.2	2.6	0.1	1.0	US	0.9
		106.0	107.0	1.0	0.00	15	1.0	11.9	0.0	0.1	LS	0.9
	Process											
08BM171	Titanic 2										US	

File No. 82-34990

DIA BRAS exploration

TSX Venture Exchange - DIB

No. 20 - 2008

RECEIVED

-5 A 5:33

DIA BRAS ANNOUNCES RESULTS FROM ITS BOLIVAR AND CUSI PILOT-MINING PROGRAMS FOR THE SECOND QUARTER 2008

Montréal, Québec – August 1, 2008 – Dia Bras Exploration Inc. (DIB-V) reports the second quarter 2008 results from its Bolivar an Cusi pilot-mining programs in Chihuahua, Mexico.

During the second quarter of 2008, the Company processed 33,880 tonnes of material from the Bolivar Mine property averaging grades of 1.64% Cu and 8.49% Zn, producing 1,676 DMT of copper concentrate and 4,580 DMT of zinc concentrate for a cumulative of 66,475 tonnes processed averaging grades of 1.94% Cu and 7.67% Zn, for a year to date production of 4,042 DMT of copper concentrate and 7,840 DMT of zinc concentrate.

Dia Bras's management maintains its 2008 production forecast to process 144,000 tonnes of material at average grades of 1.4% Cu and 8.0% Zn.

The second quarter production value amounted to US$6.7 million, a 39.5% increase over last year's corresponding period of US$4.8 million. The increase in production value compared to Q2-2007 is mostly attributable to the strong performance of copper market prices and increased mill throughput.

Cost improvement programs in all areas of the Company resulted in reduction of direct operating cash cost per ton during the second quarter of 14.5% over 2007 and 16.1% over the cumulative six months period compared to 2007.

Increased production value from higher copper and zinc grades compared to last year's period was again affected by the lower zinc market prices during that period.

A summary of comparative statistics for 2008 and 2007 is shown in the table below. The cumulative statistics include adjustments made following reconciliation with final settlement data.

Bolivar Pilot Mining / Summary of the Second Quarter 2008

	Actual Q2-2008	Actual Q2-2007	% Variation 2008 over 2007	Actual Cumulative 2008	Actual Cumulative 2007	% Variation 2008 over 2007
Tonnes processed	**33,880**	28,240	19.97	66,475	58,254	14.11
Daily throughput	**387**	323	19.81	760	666	14.11
Copper grade	**1.64%**	1.13%	45.13	1.94%	1.24%	56.45
Zinc grade	**8.49%**	5.27%	61.10	7.67%	6.04%	26.99
Copper recovery	**80.06%**	77.58%	3.20	84.11%	79.60%	5.67
Zinc recovery	**90.01%**	87.69%	2.65	85.77%	86.10%	(0.38)
Copper concentrate production DMT	**1,676**	875	91.54	4,042	2,048	97.36
Zinc concentrate production DMT	**4,580**	2,255	103.10	7,840	5,242	49.56
Total production of copper (pounds)	**997,635**	557,708	78.88	2,405,990	1,279,967	87.97
Total production of zinc (pounds)	**5,684,701**	2,867,854	98.22	9,731,016	6,656,004	46.20
Average price of copper per pound, $US	**$3.83**	$3.45	11.01	$3.64	$3.07	18.57
Average price of zinc per pound, $US	**$0.96**	$1.65	(41.82)	$1..02	$1.61	(36.65)
(In US$ millions)						
Total net smelter production value(1)(2)(3)	**$6.7 M**	$4.8 M	39.58	$13.7 M	$10.0 M	37.00
Direct operating cash costs (including development)(1)(2)(3)	**$3.7 M**	$3.6 M	2.78	$6.9 M	$7.2 M	(4.17)
Direct operating cash margin (FOB Malpaso Mill)(1)(2)(3)	**$3.0 M**	$1.2 M	150.00	$6.8 M	$2.8 M	142.86
Operating cash costs/DMT (including development)(1)(2)(3)	**$108.91**	$127.48	(14.57)	$103.98	$123.91	(16.08)

For further information on Dia Bras, visit www.diabras.com or contact:

Daniel Tellechea
President & CEO
Dia Bras Exploration
(514) 393-8875

François Auclair
Vice-President, Corporate Development
Dia Bras Exploration
(514) 393-8875 ext. 243

Nathalie Dion
Investor Relations
Dia Bras Exploration
(514) 393-8875 ext. 241

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements: *Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.*

File No. 82-34990

DIA BRAS exploration

For Immediate Release

RECEIVED

2008 SEP -5 A 5:33

TSX Venture Exchange - DIB

No. 21 - 2008

Dia Bras Reports Second Quarter Results For 2008

Montréal, Québec - August 29, 2008- Dia Bras Exploration Inc. (TSX-V: DIB) is pleased to report results for the six month period ended June 30, 2008. The full version of the management's discussion and analysis and the unaudited financial statements can be viewed on the Company's web site at www.diabras.com or on SEDAR at www.sedar.com.

SECOND QUARTER 2008 HIGHLIGHTS

» During the second quarter of 2008, production of zinc increased 40% and production of copper decreased 30% compared with the first quarter of 2008. Both productions have an overall increase of 103% and 91.5% respectively over the same period in 2007 due to higher zinc and copper grades and higher tonnage processed.

» Decrease of 14.5% of operating cash costs per dry metric tonne during the second quarter over 2007 and a 16.1% decrease over the cumulative six-month period for Bolivar pilot-mining activities.

» Sales of approximately $13.2 million at Bolivar Mine from pilot mining increased 24% compared with $10.6 million in the corresponding period of 2007. For the three-month period ended June 30, 2008, sales amounted $6.59 million, consistent with $6.63 million in the first quarter of 2008.

» Reduction of zinc market price of 42% compared to the same period in 2007 and 13% compared to the first quarter of 2008 has been an important factor that affected the Company's sales, cash flow and financial situation.

» The Company's exploration program at Bolivar continues to generate excellent results.

Daniel Tellechea, President and CEO states, "*Company overall performance in the first half of 2008 was positive. The exploration programs generate encouraging results from both Bolivar and Cusi properties. The Company achieved record production of copper and zinc concentrates from its pilot-mining activities at Bolivar. Despite cost pressures, such as increased diesel prices, we were able to reduce our operating cash costs for the first half of 2008 by 16% compared with 2007.*

"We continue to focus our efforts to initiate a feasibility study at Bolivar. Currently, most of the definition drilling has been completed, and the Company expects to issue a measured and indicated resource calculation at the end of the third quarter, which will be the foundation of the study. "

"Following the termination of the first phase of the exploration process, the Company has reduced its drilling expenditures and will now focus on mine geology development to improve its pilot-mining activities. Efforts are deployed in order to reduce costs in different areas in order to help increase cash levels over the remainder of 2008."

RESULTS OF OPERATIONS AND WORKING CAPITAL – SECOND QUARTER 2008 VS 2007

During the three-month period ended June 30, 2008, the Company realized a loss of $ 1,814,001 ($0.02 per share) (cumulative loss of $1,033,991 ($0.01 per share) compared with a loss of $2,196,390 ($0.02 per share) in 2007 and cumulative loss of $3,619,621 ($0.03 per share) for the six-month period ended June 30, 2007). Included in this quarter loss is the write-off of $751,084 related to the abandonment of the San José project.

As at June 30, 2008, the Company's working capital amounted to $726,257, including $2,401,584 in cash and cash equivalents, compared with $6,137,120 as at December 31, 2007, including $6,700,016 in cash and cash equivalents.

Since the beginning of 2008, capital expenditures have been maintained at a minimal level. Capital expenditures in the second quarter of 2008 amounted to $0.16 million (cumulative amount of $0.5 million) and consisted of machinery and equipment at the project mill site, compared with capital expenditures for the same period in 2007 of $2.3 million (cumulative amount of $5.1 million) and $2.3 million (cumulative amount of $5.0 million) in machinery and equipment. Other mining asset expenses, including property payments, amounted to $6.3 million in the second quarter (cumulative amount of $14.6 million) compared with $17.1 million in the same period of 2007.

In July 2008 the Company entered into an advance credit facility with MRI trading for an amount of US$2,000,000 to be used for working capital purposes. Capital expenditures will be kept at minimum while exploration will be focused around the Bolivar pilot-mining area.

PILOT MINING RESULTS

The pilot-mining program at Bolivar Mine generated sales of $6.7 million during the second quarter for cumulative sales of $13.3 million for the first six-months of 2008, compared with $5.0 million and cumulative sales of $10.7 million in 2007. Funds were used for working capital and local operations in Mexico and for the settlement of final negative billings (refer to news release of August 1, 2008).

In April 2008, the Company began processing Cusi material at its Malpaso mill facility and processed 1,730 tonnes of material averaging 3.12% Pb, 116 g/t Ag and 2.2% Zn producing 61 DMT of lead-silver concentrate and 47 DMT of zinc concentrate which were sold to MRI Trading for an amount of approximately $133,000. The recovery rate was of 64.56% for lead, 60.54% for silver and 61.90% for zinc (refer to news release of August 1, 2008). .

Since the beginning of 2008, capital expenditures have been maintained at a minimal level. Capital expenditures in the second quarter of 2008 amounted to $0.16 million (cumulative amount of $0.5 million) and consisted of machinery and equipment at the project mill site, compared with capital expenditures for the same period in 2007 of $2.3 million (cumulative amount of $5.1 million) and $2.3 million (cumulative amount of $5.0 million) in machinery and equipment. Other mining asset expenses, including property payments, amounted to $6.3 million in the second quarter (cumulative amount of $14.6 million as at June 30, 2008) compared with $8.4 million ($17.1 million) in the same respective period of 2007.

OTHERS

Currently, the Company has the necessary equipment to complete its 2008 exploration program along with the expected mining and development activities on both the Bolivar and Cusi projects. Other capital expenditures in 2008 will be limited to plant optimization, environmental capital expenditure investment at Malpaso and the purchase of the Malpaso land for a total expenditure of approximately $1.0 million.

Property payments in the second quarter amounted to approximately $516,893 ($86,607 in 2007), including $501,627 for the Cusi Minera property and $15,266 for the Santa Rita property.

The Company also reports, that following the first phase of exploration, management decided to abandon the option on the Engañosa Property, located in the State of Jalisco. Therefore it will not proceed with the August expected payment.

The Board has granted effective August 28, 2008 a total of 50,000 options to an officer of the Company. These options are exercisable at a price of $0.30 until August 28, 2013 and will be entirely vested over a two year period.

About Dia Bras
Dia Bras is a Canadian mining and exploration company focused on precious and base metals in Mexico. The Company is committed to developing and adding value to its assets – the Bolivar copper-zinc project, the Cusi silver mining camp in the renowned Sierra Madre mining district of northern Mexico and. The Company trades on the TSX Venture Exchange under the symbol "DIB".

For further information on Dia Bras, visit www.diabras.com or contact:

Daniel Tellechea
President & CEO
Dia Bras Exploration
(514) 393-8875 ext. 241

Nathalie Dion
Investor Relations
Dia Bras Exploration
(514) 393-8875 ext. 241

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements:

Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

File No. 82-34990

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

SECOND QUARTER ENDED JUNE 30, 2008

ISSUER DETAILS

FOR THE QUARTER ENDED:	June 30, 2008
DATE OF REPORT:	August 28, 2008
NAME OF ISSUER:	**Dia Bras Exploration Inc.**
ISSUER ADDRESS:	Suite 2750 600 de Maisonneuve Blvd. West Montreal, Quebec, Canada H3A 3J2
ISSUER FAX NUMBER:	(514) 393-8513
ISSUER TELEPHONE NUMBER:	(514) 393-8875
CONTACT NAME:	**Leonard Teoli**
CONTACT POSITION:	Chief Financial Officer
CONTACT TELEPHONE NUMBER:	(514) 393-8875 – Ext. 226
CONTACT EMAIL ADDRESS:	lteoli@diabras.com
WEB SITE ADDRESS:	WWW.DIABRAS.COM

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED yy/mm/dd
[signature]	**DANIEL TELLECHEA**	2008/08/28
[signature]	**PHILIP RENAUD**	2008/08/28

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

SECOND QUARTER ENDED JUNE 30, 2008

SCHEDULE "A"

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

See the unaudited interim consolidated financial statements for the six-month period ended June 30, 2008, filed separately.

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

SECOND QUARTER ENDED JUNE 30, 2008

SCHEDULE "B"

SUPPLEMENTARY INFORMATION

1. ANALYSIS OF COSTS AND DEFERRED EXPLORATION EXPENSES

				For the six-month period ended June 30, 2008	For the Year Ended December 31, 2007
	Bolivar	Cusi	La Engañosa	Total	Total
	$	$	$	$	$
Balance – Beginning of period	3,404,627	18,066,155	-	21,470,782	11,672,155
Costs and deferred exploration expenses					
Property acquisition and related costs	206,505	3,051,012	64,885	3,322,402	1,446,016
Sampling	155,611	116,375	-	271,986	2,174,022
Geology consulting and management	504,153	511,610	23,355	1,039,118	1,343,279
Drilling and mining development	3,212,166	1,809,954	-	5,022,120	9,265,331
Pilot milling and metallurgy testing	1,900,238	52,223	-	1,952,461	5,131,739
Supervision and local administrative costs	717,470	337,849	-	1,055,319	939,631
Transportation costs	4,227,104	40,838	-	4,267,942	9,999,427
Roads	16,840	13,397	-	30,237	145,722
Camp costs	290,347	70,524	-	360,871	2,817,404
Capitalized amortization of exploration buildings and equipment	1,274,713	328,994	2,530	1,606,237	3,526,437
Stock-based compensation costs	10,593	2,832	37	13,462	772,898
	12,515,740	6,335,608	90,807	18,942,155	37,561,906
Write-off of mining assets – Costs and deferred exploration expenses	(751,084)	-	-	(751,084)	(1,199,891)
Sales of concentrate	(13,217,569)	-	-	(13,217,569)	(24,056,537)
	(1,452,913)	6,335,608	90,807	4,973,502	12,305,478
Transfer to (from) excess cost recovery – pilot mining	878,881	-	-	878,881	(2,506,851)
	(574,032)	6,335,608	90,807	5,852,383	9,798,627
Balance – End of period	2,830,595	24,401,763	90,807	27,323,165	21,470,782

2. Related party transactions

See Note 18 to the unaudited Consolidated Financial Statements for the six-month period ended June 30, 2008.

3. Summary of securities issued and options granted during the six-month period ended June 30, 2008

- 130,000 common shares issued following exercise of stock options - $73,588;
- 630,000 stock options granted.

4. Summary of securities as at June 30, 2008

See Notes 10, 11 and 12 of the Notes to the unaudited Consolidated Financial Statements.

5. List of directors and officers as at August 28, 2008

Directors: Daniel Tellechea, Thomas L. Robyn, David Crevier, Philip Renaud, Robert D. Hirsh, Mark Goodman and Eduardo Gonzalez

Officers: Thomas L. Robyn, *Chairman*
Daniel Tellechea, *President and Chief Executive Officer*
François Auclair, *Vice-President, Corporate Development*
Eugene K. Schmidt, *Vice-President, Exploration and Geology*
Leonard Teoli, *Chief Financial Officer*
Luce L. Saint-Pierre, *Corporate Secretary*

DIA BRAS EXPLORATION INC.

BC FORM 51-901F

SECOND QUARTER ENDED JUNE 30, 2008

SCHEDULE "C"

DIA BRAS EXPLORATION INC.
(AN EXPLORATION-STAGE COMPANY)

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the six-month period ended June 30, 2008

Management's Discussion and Analysis

August 28, 2008

This Management's Discussion and Analysis ("MD&A") supplements the unaudited consolidated financial statements and related notes of Dia Bras Exploration Inc. ("Dia Bras" or the "Company") for the six-month period ended June 30, 2008 and follows rule 51-102A of the Canadian Securities Administrator regarding continuous disclosure for reporting issuers. Therefore, it should be read in conjunction with those financial statements and related notes as at June 30, 2008. Additional information relating to Dia Bras is also available on SEDAR at www.sedar.com. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in the MD&A are expressed in Canadian dollars.

Forward-Looking Statements

The MD&A contains forward-looking statements that express, as at the date thereof, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward-looking statements are reasonable, but involve a number of risks and uncertainties and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements, and readers should not place undue reliance on such statements.

Note to Readers

Until it can be determined that the mining properties contain mineral reserves or resources that can be economically mined, they are classified as mining properties. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves and resources, confirmation of the Company's interest in the underlying mineral mining concessions, receipt of necessary permits, the ability of the Company to obtain the necessary financing to complete the development and construction of processing facilities, as well as future profitable production or, alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

Corporate Overview and Business

Headquartered in Montréal, Canada, Dia Bras focuses on the exploration and development of copper-zinc, lead-silver and zinc properties throughout its combined 18,071 hectares in the state of Chihuahua, Mexico. The Company's projects, Bolivar and Cusihuiriachic ("Cusi"), are located in the Sierra Madre Occidental mountains of northwestern Mexico and within transport distance to its Malpaso Mill. Dia Bras' Malpaso Mill can process up to a capacity of 850 tonnes per day ("tpd") with potential for 1,350 tpd.

The Company currently produces zinc, copper and lead-silver concentrates through its Bolivar and Cusi pilot-mining programs.

Dia Bras's goal is to focus on growing its mining operations through the development of existing properties, while maintaining production costs that will sustain the Company through most market conditions.

Second Quarter 2008 Highlights

» During the second quarter of 2008, production of zinc increased 40% and production of copper decreased 30% compared with the first quarter of 2008. Both productions have an overall increase of 103% and 91.5% respectively over the same period in 2007 due to higher zinc and copper grades and higher tonnages.

» Decrease of 14.5% of operating cash costs per dry metric tonne during the second quarter over 2007 and a 16.1% decrease over the cumulative six-month period for Bolivar pilot-mining activities.

» Sales of approximately $13.2 million at Bolivar Mine from pilot mining increased 24% compared with $10.6 million in the corresponding period of 2007. For the three-month period ended June 30, 2008, sales amounted $6.59 million, consistent with $6.63 million in the first quarter of 2008.

» Reduction of zinc market price of 42% compared to the same period in 2007 and 13% compared to the first quarter of 2008 has been an important factor that affected the Company's sales, cash flow and financial situation.

» The Company's exploration program at Bolivar continues to generate excellent results.

Overall Performance – Second Quarter 2008

Exploration, Pilot Mining and Mining Development Activities - Second Quarter 2008

The Company's overall performance was positive in the first half of 2008; the exploration programs generate encouraging results from both Bolivar and Cusi properties. Dia Bras achieved record production of copper and zinc concentrates from its pilot-mining activities at Bolivar. Despite cost pressures, such as increased diesel prices, the Company was able to reduce its operating cash costs for the first half of 2008 by 16.1% over 2007.

Dia Bras continues to focus its attention on the initiation of a feasibility study at Bolivar. Currently, most of the definition drilling has been completed, and the Company expects to issue a measured and indicated resource calculation at the end of the third quarter, which will be the foundation of the study.

Following the termination of the first phase of the exploration process, the Company has reduced its drilling expenditures and will now focus on mine geology development to improve its pilot-mining activities. Accordingly, staff levels on each project have been reduced due to the reduction of exploration activities.

Bolivar Project

The Bolivar project is situated in the Piedras Verdes mining district of Chihuahua, approximately 250 km southwest of the city of Chihuahua, the capital of the state of Chihuahua in northern Mexico and, more specifically, approximately 10 kilometres southwest of Urique. It includes two units of exploration properties: the Bolivar and Mezquital groups, which comprise 12 mineral concessions that cover approximately 6,616 hectares.

The Bolivar project is covered by different purchase and option agreements including:

Bolivar III and IV Option Agreement

In 2004, the Company entered into a commercial agreement with the owners of Bolivar III and Bolivar IV. The agreement provided for the acquisition by the Company of 100% of the Bolivar Mine property for a consideration of US$1,200,000. In October 2007, the Company entered into a termination and transfer of rights agreement in reference to the commercial agreement and, upon signature, made a payment of US$166,250. As at June 30, 2008, an amount US$28,125 remains to be paid.

As at June 30, 2008, 50% interest is registered in the name of the Company and 50% is still registered under the name of Javier Bencomo Munoz and in process of registry under the name of the Company before the Public Mining Registry.

In 2005, a personal action was filed in Mexico against one of the Company's subsidiaries, Dia Bras Mexicana S.A. de C.V., ("DBM"), by an individual claiming the annulment and revocation of the purchase contracts of two mining concessions, Bolivar III and IV, entered into between DBM and Mr. Javier Octavio Bencomo Muñoz and Minera Senda de Plata, S.A. de C.V. Following the notification of said claim against DBM, a defense was filed based on the questionable legal standing of the claimant to file a lawsuit on behalf of the former owner. Although there can be no assurance regarding the outcome of such proceeding, management and its external legal advisors believe that, as the claimant purports the annulment and revocation of the purchase contracts, it will have no significant effects in the financial condition or results of operation of DBM. The remote success of such legal proceedings could result in an impairment of the value of the Bolivar Mine property (refer to note 20 on Contingency in the 2007 year-end audited consolidated financial statements).

La Chaparrita

In January 2008, the Company entered into a right purchase agreement with Minera Senda de Plata regarding the La Chaparrita property, covering 10.0 hectares, for a total amount of US$85,000 to be paid as follows:

- US$15,000 at the date of signing (paid),
- US$15,000 in July 2008 (paid),
- US$55,000 in January 2009.

As at June 30, 2008, an amount of US$70,000 is included in mining concessions payable.

Bolivar

In January 2008, the Company entered into a right purchase agreement with the Fernandez Group regarding the Bolivar property, covering 63.56 hectares, for a total amount of US$85,000 to be paid as follows:

- US$15,000 at the date of signing (paid),
- US$15,000 in July 2008 (paid),
- US$55,000 in January 2009.

As at June 30, 2008, an amount of US$70,000 is included in mining concessions payable.

Bolivar Project 2008 Exploration Program

Exploration efforts are focused on advancing the feasibility study. The objective of the program at Bolivar is to deliver sufficient resources in the measured and indicated categories to allow for a positive feasibility study to be undertaken in the third quarter of 2008. The view to assess the construction of a mill on site at Bolivar was addressed by the Company at the acquisition of the property and the inception of pilot-mining activities in 2005.

An updated resource calculation estimate as at February 28, 2008 was performed by Geostat Systems International Inc. Detailed results were announced and further disclosed in the 2007 annual and first quarter 2008 management discussion and analysis report.

In the second quarter of 2008, 8,433 metres of core diamond drilling were completed at Bolivar (surface and underground), for a year-to-date total of 14,605 metres. Drilling focused on three main areas: Alta Ley zone, the El Gallo zone and the La Montura trend.

		Q1-2008			Q2-2008			
	Area	**Jan.**	**Feb.**	**March**	**April**	**May**	**June**	**Total**
Underground	San Angel	-	-	-	-	-	165	165
	San Francisco	147	123	214	382	1,207	396	2,469
	Selena	387	318	-	-	-	-	705
	Titanic 2		202	416	86	606	261	1,571
Mine Total		**534**	**643**	**630**	**468**	**1,813**	**822**	**4,910**
Surface	El Gallo	248	484	527	1,070	1,298	521	4,148
	La Montura	-	135	726	270	954	354	2,439
	La Narizona	363	672	-	-	-	-	1,035
	Bolivar Alta Ley	509	386	114	-	-	-	1,009
	La Increíble	-	-	201	375	59	429	1,064
Surface Total		**1,120**	**1,677**	**1,568**	**1,715**	**2,311**	**1,304**	**9,695**
Grand Total		**1,654**	**2,320**	**2,198**	**2,183**	**4,124**	**2,126**	**14,605**

Bolivar Alta Ley Zone

At the Bolivar Mine, more than 3,100 metres of underground drilling was performed during the second quarter, mostly in the Titanic 2 and the San Francisco areas.

During the course of the pilot-mining activities at the Bolivar Mine, the Company discovered a new wide zone of copper-zinc mineralization exposed below the San Angel zone on Level 2 of the mine. A highly altered granodiorite dyke, of variable width (5-20 metres), carrying bornite mineralization and producing a halo of alteration and copper-zinc mineralization on its margins, was exposed in the workings. This is the second important bornite zone encountered (refer to news release of May 28, 2008). Currently, underground drilling and development works are underway to explore and determine the overall size of the dyke and down deep continuation of the San Angel ore body.

A 160-metre positive ramp from the Alta Ley area reached the San Francisco zone in the beginning of July. This newly opened underground area, situated approximately 300 metres south of the main mine area, was discovered in 2004 and 2005 during surface drilling exploration. Underground drilling has enabled the defining of a block of mineralized material that will be included in the updated resource statement that should be announced at the end of the third quarter. The best underground intersections in the San Francisco area came from hole DB08BM165 that intersected 16.2 metres core length (estimated true width of 4.2 metres) of 1.0% Cu, 8.7% Zn, 30 g/t Ag and 0.18 g/t Au (refer to news release of July 29, 2008).

El Gallo Zone

In the El Gallo zone, 2,889 metres of drilling were completed during the second quarter, mainly to upgrade the inferred resources to measured and indicated categories. Several holes were drilled east of the newly discovered bornite zone (refer to news release of April 8, 2008) and intersected widespread copper mineralization. Hole DB08B248 intersected 18.1 metres core length (estimated true width of 11.6 metres) of 2.2% Cu, 0.72 g/t Au, 32 g/t Ag and 26.4% Fe in the lower skarn horizon.

Drilling results further confirm the extent of the lower skarn horizon southeast and northwest of the main El Gallo area and will enable the resource base of the Bolivar project to be increased.

La Montura Trend

In the La Montura trend, 1,578 metres of surface drilling were completed to further define the favourable upper and lower skarn horizons and lead to a potential resource evaluation of this area. The best results in this area were observed in hole B08B235 which intersected 9.38% Zn over 16.70 metres in upper skarn-type mineralization at La Narizona, including a higher grade section averaging 17.04% Zn over 6.90 metres (refer to news release of April 8, 2008).

Bolivar Mine Pilot-Mining Program

During the second quarter of 2008, the Company processed 33,880 tonnes of material averaging grades of 1.64% Cu and 8.49% Zn from the Bolivar Mine, producing 1,676 DMT of copper concentrate and 4,580 DMT of zinc concentrate for a cumulative of 66,475 tonnes processed averaging grades of 1.94% Cu and 7.67% Zn, for a year-to-date production of 4,042 DMT of copper concentrate and 7,840 DMT of zinc concentrate.

Management maintains its 2008 production forecast to process 144,000 tonnes of material at average grades of 1.4% Cu and 8.0% Zn.

The second quarter production value amounted to US$6.7 million, a 39.5% increase over last year's corresponding period of US$4.8 million. The increase in production value compared to Q2-2007 is mostly attributable to the strong performance of copper market prices and increased mill throughput.

Cost improvement programs in all areas of the Company resulted in the reduction of direct operating cash costs per tonne during the second quarter of 14.5% over 2007 and 16.1% over the cumulative six-month period compared to 2007.

Increased production value from higher copper and zinc grades compared to last year's period was again affected by the lower zinc market prices during that period.

A summary of comparative statistics for 2008 and 2007 is shown in the following table. The cumulative statistics include adjustments made following reconciliation with final settlement data.

Bolivar Pilot Mining / Summary of the Second Quarter 2008

	Actual Q2-2008	Actual Q2-2007	% Variation 2008 over 2007	Actual Cumulative 2008	Actual Cumulative 2007	% Variation 2008 over 2007
Tonnes processed	**33,880**	28,240	19.97	**66,475**	58,254	14.11
Daily throughput	**387**	323	19.81	**760**	666	14.11
Copper grade	**1.64%**	1.13%	45.13	**1.94%**	1.24%	56.45
Zinc grade	**8.49%**	5.27%	61.10	**7.67%**	6.04%	26.99
Copper recovery	**80.06%**	77.58%	3.20	**84.11%**	79.60%	5.67
Zinc recovery	**90.01%**	87.69%	2.65	**85.77%**	86.10%	(0.38)
Copper concentrate production DMT	**1,676**	875	91.54	**4,042**	2,048	97.36
Zinc concentrate production DMT	**4,580**	2,255	103.10	**7,840**	5,242	49.56
Total production of copper (pounds)	**997,635**	557,708	78.88	**2,405,990**	1,279,967	87.97
Total production of zinc (pounds)	**5,684,701**	2,867,854	98.22	**9,731,016**	6,656,004	46.20
Average price of copper per pound, $US	**$3.83**	$3.45	11.01	**$3.64**	$3.07	18.57
Average price of zinc per pound, $US	**$0.96**	$1.65	(41.82)	**$1.02**	$1.61	(36.65)
(in US$ millions)						
Total net smelter production value(1)(2)(3)	**$6.7 M**	$4.8 M	39.58	**$13.7 M**	$10.0 M	37.00
Direct operating cash costs (including development)(1)(2)(3)	**$3.7 M**	$3.6 M	2.78	**$6.9 M**	$7.2 M	(4.17)
Direct operating cash margin (FOB Malpaso Mill)(1)(2)(3)	**$3.0 M**	$1.2 M	150.00	**$6.8 M**	$2.8 M	142.86
Operating cash costs/DMT (including development)(1)(2)(3)	**$108.91**	$127.48	(14.57)	**$103.98**	$123.91	(16.08)

(1) Non-GAAP measures: The Company reports net smelter production value (net treatment of refining charges), direct operating cash costs (including development), direct operating cash margin (FOB Malpaso mill) and operating cash costs/DMT (including development) even if they are non-GAAP measures to indicate the approximate value of the year's sales, and to isolate the measure of pilot-mining operation cost activities less amortization and depreciation. The Company believes this is useful supplemental information. However, it should not be considered as a substitute for measure of performance prepared in accordance with GAAP.

(2) Net smelter production value is calculated using quarterly average current metal prices which may be different from final prices.

(3) Before amortization

Since the beginning of 2008, the Company finalized negative settlement billings totaling US$2.6 million which directly affected the Company's cash flow. Those settlements mainly related to 2007 zinc shipments which generated a loss in commodity prices of US$3.10 million recorded in 2007 results. The commodity price effect of those shipments during 2008 was a gain of US$70,000. Since September 2007, the zinc market price decreased by approximately 40.0% (including 21.2% since the beginning of 2008) from US$1.35/lb to US$0.96/lb at the end of the second quarter. In order to protect its cash flow, the Company initiated, in July 2008, a quotation period ("QP") hedging program on its open copper position which will guarantee final settlement prices on approximately 90% of the shipped copper concentrate. The Company is planning to use the same procedure with future zinc concentrate shipments.

San José

On May 30, 2008, the Company decided to abandon the San José properties. Consequently, all costs and deferred exploration expenses accumulated on the related mining concessions as at that date have been written off in the second quarter of 2008. As of the date of this report, El Paso Partners, Ltd./Polo y Ron Minerales S.A. de C.V. has yet to officially accept the Company's option termination letter.

Cusi Project

The history of the Cusihuiriachic silver district spans three hundred-plus years. The abundance of silver initially attracted fortune hunters to Cusi in the late 1600s, and this centrally located district was an important factor that allowed Mexico to control approximately 33% of the world's silver production. These former mines historically produced high-grade silver but became inactive during plummeting silver prices; most have never been explored at depth and none with modern techniques. The acquired assets include 12 inactive mines, each located on a mineralized structure.

The Cusi project is subject to different purchase and option agreements (refer to quarterly financial statements and annual 2007 management's discussion and analysis: La India and La Marisa, Holguin properties, San Miguel-La Bamba (Pershimco) and Minera Cusi) all entered into in 2006, including the Minera Cusi agreement on which related properties' exploration expenditures were incurred during the second quarter of 2008.

Minera Cusi Agreement

In June 2006, the Company entered into an option agreement to earn a 100% interest in several properties (1,133.5 hectares) with Compañia Minera Cusi ("Minera Cusi"), a private Mexican company, for a total amount of US$5,000,000 payable over a three-year period.

In April 2008, the Company negotiated new terms of agreement with Minera Cusi in order to redefine the schedule of payments. The new agreement represents a purchase agreement for the total outstanding amount of US$3,060,000 to be paid as follows: US$500,000 (paid at the date of signing), US$500,000 in November 2008 and four quarterly instalments of US$515,000 in March, June, September and December 2009. Those amounts are disclosed as mining concessions payable in the June 30, 2008 unaudited consolidated financial statements. The properties are subject to a sliding scale royalty in favour of Minera Cusi as follows: 2% NSR if the price of silver is equal to a maximum of US$11.00 per ounce or 3% NSR if the price of silver exceeds US$11.00 per ounce.

Cusi Exploration 2008 Program

The objectives of the drilling program at Cusi are: to upgrade resources in the Santa Edwiges and Promontorio sectors and to target individual structural corridors identified during the mapping program of 2007.

Drilling at Cusi during in the second quarter was reduced as more resources were allocated to the Bolivar project for the completion of the resource definition drilling.

From April to June 2008, 4,373 metres of diamond core drilling were completed on the Cusi project (2,987 metres from surface and 1,386 metres from underground) for a year-to-date total of 10,849 metres. The following table shows the distribution of drilling for 2008.

Metres Per Sector	Q1-2008 January	Q1-2008 February	Q1-2008 March	Q2-2008 April	Q2-2008 May	Q2-2008 June	Total
Santa Edwiges	422	792	795	501	243	642	3,395
Total Underground	422	792	795	501	243	642	3,395
Promontorio	920	789	126	-	-	350	2,185
San Antonio	-	-	-	-	-	63	63
Santa Edwiges	601	394	-	-	-	-	995
Santa Marina	176	521	374	495	561	432	2,559
Minerva	-	40	527	603	483	-	1,653
Total Surface	1,697	1,744	1,027	1,098	1,044	845	7,455
Grand Total	**2,119**	**2,536**	**1,822**	**1,599**	**1,287**	**1,487**	**10,850**

Santa Edwiges / Santa Marina (Refer to the Minera Cusi Agreement)

From April to June 2008, 1,386 metres of underground drilling were completed at Santa Edwiges, as well as the development of more than 160 metres of the 303 ramp which should allow access to a mineralized zone containing possibly up to 40,000 tonnes of economic (Pb-Zn-Ag) material known as the Santa Rosa chimney. This zone has been intersected by a number of surface and underground drill holes (including hole DC07B091).

In the Santa Marina trend, 1,488 metres of surface drilling were completed to explore the depth extension of the mineralization. Drilling has allowed Dia Bras to delineate high-grade ore shoots along the Santa Rosa zone and along the Santa Marina trend. The best intersection was observed in hole DC08M023, which intersected 1345 g/t Ag, 14.05 g/t Au, 1.10% Zn, 1.60% Pb and 0.1% Cu, over a core length of 1.0 metre (true width estimated at 0.85 metre).

Promontorio Mine (Refer to the Minera Cusi Agreement)

From April to June 2008, limited surface drilling was performed in this area.

Regional Mapping

During the months of March and April, a wide-scale prospecting, mapping and sampling program was undertaken in the La Reina sector. This sector is located in the southern part of the Cusi property and includes a number of historical mineralized and mined areas. The program has revealed the presence of a number of gold-silver veins and breccias both from known historical producers and from zones unexplored in the past. A total of 446 samples were taken and sent for analyses. Eight samples returned values greater than 1,000 g/t Ag, 13 with values over 500 g/t Ag, 40 values above 300 g/t Ag and more than 156 samples (40%) returned results exceeding 100 g/t Ag. 50 samples were collected on claims that are still under negotiation with the owner (refer to news release of May 30 and July 25, 2008).

Resource Estimate

A first National Instrument ("NI") 43-101 compliant resource calculation was completed for the most promising sectors of the Cusi camp, Santa Edwiges and Promontorio, as at March 31, 2008. These numbers are very promising, as only two of the known twelve mineralised areas have been included in the resource calculation, leaving a tremendous upgrade potential.

A copy of the report has been filed on SEDAR and may be viewed under the Company's profile at www.sedar.com or on the Company's website at http://www.diabras.com.

Resources - Total of Promontorio and Santa Edwiges
Calculated by Yann Camus, Eng., Geostat Systems International Inc.,
Resource situation on 2008-03-31
Cutoff at 120 g/t AgEq, 2 m minimum horizontal width for structures, density of 2.7

Classification	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	AgEq* (g/t)	Oz of Ag	Oz of AgEq
Measured	11,000	0.05	207	0.04	0.47	0.51	263	76,380	96,650
Indicated	223,000	0.12	186	0.05	0.81	0.84	282	1,336,870	2,024,500
Measured + Indicated	**234,000**	**0.12**	**187**	**0.05**	**0.80**	**0.82**	**281**	**1,413,260**	**2,121,160**
Inferred	**1,394,000**	**0.24**	**188**	**0.06**	**1.15**	**1.14**	**326**	**8,434,810**	**14,614,410**

*: Silver Equivalent AgEq=Ag+70.1*Au+62.2*Zn+43.3*Pb

Notes:

1. *CIM Definitions were followed for the resource estimate.*
2. *A minimum width of 2 m was used for a mineralized zone.*
3. *Densities of mineralized rock are indicated in the tables.*
4. *Equivalent Ag grades and contained ounces were estimated based on gold, silver, lead and zinc plant recoveries as per the most recent metallurgical test work and smelter terms.*
5. *Mineral resources that are not mineral reserves do not have demonstrated economic viability.*
6. *Price assumptions used for the AgEq calculation (US$): Ag 11.00/oz, Au 600.00/oz, Cu 2.00/lb, Zn1.00/lb, Pb 0.65/lb.*

Cusi Pilot Mining

In April 2008, the Company began processing Cusi material at its Malpaso mill facility in order to achieve further metallurgical testing. During this period, the Company processed 1,730 tonnes of material averaging 3.12% Pb, 116 g/t Ag and 2.2% Zn producing 61 DMT of lead-silver concentrate and 47 DMT of zinc concentrate which were sold to MRI Trading for an amount of approximately $133,000. The recovery rate was of 64.56% for lead, 60.54% for silver and 61.90% for zinc. The Company will process additional Cusi material through July and the rest of 2008 at an expected rate of 3,000 tonnes per month.

Additional metallurgical testing is also planned on material from the Promontorio sector.

Pershimco Joint Venture Agreement

In June 2008, the Company entered into a joint venture agreement (the "JVA") with Pershimco Resources Inc. for the San Miguel and La Bamba properties, which cover 36 hectares in the Cusi Silver Mining District. Pursuant to the terms of the JVA, Pershimco must incur US$1.5 million of expenditures over a period of 18 months on the properties before having the right to acquire an additional 20% interest on the properties at a cost of US$1.0 million. The JVA provides for Pershimco being the operator for all exploration and development of the properties which will be managed by a jointly owned Mexican subsidiary. Pershimco and Dia Bras each hold a 50% interest in the properties. The properties are subject to a 2% NSR of which 1% may be bought back for US$1,000,000.

Recently, the joint venture undertook structural mapping and a selective channel sampling program on the 5th Level to verify and validate the recent and historical underground works and had discovered a new silver zone at the historical San Miguel Mine. The *El Convento Chimney* is a higher grade silver, zinc and lead target with significant gold. This new zone adds, with the known La Bamba and San Miguel zones, a third chimney in the silver mineralized system.

Samples from the *El Convento Chimney* represent an area of approximately 535 square metres. The potential to extend to a vertical depth of -500 m based on the known silver mineralization in the Cusi mining camp appears promising, thus potentially increasing significantly the known mineralized structure. Further work will be required to define NI43-101 compliant mineral resources.

The exploration program, which will be carried out throughout the coming months, includes 10,000 metres of drilling to test the depth extension of the silver mineralization to a minimum 500-metre vertical depth, well below the current 150-metre vertical mine workings. The objective of the program is to delineate a mineral resource in compliance with NI43-101 in the coming months.

La Engañosa Property

In February 2008, the Company entered into an option agreement with Arnoldo Castañeda Martínez and Consorcio Minero Latinoamericano, S.A. de C.V. ("Martinez-Consorcio Minero") whereby it could earn a 100% interest in the La Engañosa property by paying a total amount of US$1,265,000 of which US$65,000 was paid at the date of signature with the balance of $1,200,000 to be paid over a three-year period and by incurring minimum exploration expenditures of US$300,000 per year over the same three-year period.

In August 2008, after the first phase of exploration, management decided not to pursue this option further. Therefore, the Company has abandoned the project, and all costs and deferred exploration expenses incurred will be written off during the third quarter of 2008.

RESULTS OF OPERATIONS – SECOND QUARTER 2008 VS 2007

During the three-month period ended June 30, 2008, the Company realized a loss of $1,814,001 ($0.02 per share) (cumulative loss of $1,033,991 ($0.01 per share) compared with a loss of $2,196,390 ($0.02 per share) in 2007 and cumulative loss of $3,619,621 ($0.03 per share) for the six-month period ended June 30, 2007). Included in this quarter loss is the write-off of $751,084 related to the abandonment of the San José project.

The period results are explained as follows:

Income

Interest income amounted to $18,066 during the quarter for a total of $61,771 for the first six months of 2008 compared with $222,207 and $332,099 in 2007. This decrease in interest revenue is due to a lower average level of cash on hand in 2008 compared to 2007.

Expenses

Administrative Expenses

Administrative expenses totalled $506,527 (cumulative expenses of $1,113,405 for the six-month period ended June 30, 2008) compared with $456,861 and cumulative expenses of $974,113 in 2007. This variance compared to 2007 is due to increased management salaries not capitalized to mining assets and higher corporate office expenses.

Other Expenses

On May 30, 2008, the Company decided to abandon the San José properties covering 823.16 hectares in Chihuahua, Mexico. Consequently, all costs and deferred exploration expenses accumulated on the related mining concessions as at that date amounting to $751,084 were written off during the second quarter of 2008.

During the quarter, the Company accounted for noncash stock-based compensation costs in the amount of $87,555 based on the proportion of options that were vested during the period (cumulative costs of $87,555 for the six-month period) including $13,462 capitalized to mining assets, and the balance of $74,093 was recorded in the Consolidated Statements of Operations and Deficit. During 2007, those costs amounted to $1,482,903 (cumulative costs of $1,541,044) including $756,751 (cumulative $772,898) capitalized to mining assets and the balance of $726,152 (cumulative costs of $768,146) recorded in the Consolidated Statements of Operations and Deficit. Before 2008, all options were fully vested at the date of grant which increased the stock-based compensation cost in the period of grant.

During the quarter, due to the decreased market price of zinc, the Company recorded a loss on the variation of commodity market prices of $603,051 related to final settlement billings and unsettled shipment provision change in value during the quarter (cumulative gain of $770,654 for the first six months of 2008) compared with a gain of $951,763 and a cumulative loss of $330,652 for the same periods of 2007. As at June 30, 2008, 8.1 million lbs. of zinc and 2.9 million lbs. of copper remained open for final settlement.

During the three-month period ended June 30, 2008, the Company recorded a gain on currency exchange of $81,882 (cumulative gain of $ 173,081 for the six-month period ended June 30, 2008) compared with a loss of $574,303 and cumulative loss of $720,310 in 2007). This gain is mainly attributable to the conversion into Canadian currency of the monetary assets and liabilities in Mexico and on final billings and outstanding negative final settlement provision, as both the U.S. dollar and mostly the Mexican peso (6.3 % increase) gained value over the Canadian dollar since the beginning of 2008.

During the period, the Company recorded a noncash gain on the change in value of the temporary investment in Pershimco Resources Inc. of $8,350 for a cumulative loss of $58,450 for six-month period ended June 30, 2008, compared with a noncash gain of $374,000 and a cumulative gain of $484,500 in 2007. The Company still owns 835,000 common shares of Pershimco that are stated at fair market value.

SUMMARY OF QUARTERLY RESULTS

Quarter Ended	Profit (Loss)	Basic and Diluted Loss Per Share
	$	$
June 30, 2008	(1,814,001)	(0.02)
March 31, 2008	780,010	0.01
December 31, 2007	(3,678,927)	(0.03)
September 30, 2007	(1,885,151)	(0.02)
June 30, 2007	(2,196,390)	(0.02)
March 31, 2007	(1,423,231)	(0.01)
December 31, 2006	(417,065)	(< 0.01)
September 30, 2006	(406,545)	(< 0.01)

Liquidity and Working Capital

As at June 30, 2008, the Company's working capital amounted to $726,257, including $2,401,584 in cash and cash equivalents, compared with $6,137,120 as at December 31, 2007, including $6,700,016 in cash and cash equivalents.

Decrease in cash compared to December 31, 2007 is mainly due to the settlement of negative final billings with MRI Trading amounting to $2.7 million and investment in mining assets of $15 million including the exploration program and property payments. Capital expenditures amounted to $0.5 million. The liquidity and working capital are sufficient to meet current liabilities and to support current operations; however, it is dependent on metal market prices which directly affect cash flow generated by Bolivar pilot-mining activities.

As at June 30, 2008, sales tax and other receivables amounted to $2,294,204 ($1,609,506 as at December 31, 2007) and are mostly comprised of Mexican recoverable Value Added Tax credits "IVA". Income tax receivable in the amount of $873,427 ($722,515 as at December 31, 2007) represents 2007 provisional tax instalments receivable from the Mexican tax authorities. The income tax refund that was expected in August 2008 has been delayed until October 2008. As at June 30, 2008, no allowance was taken with respect to any of the amounts receivable.

As at June 30, 2008, accounts payable and accrued liabilities amounted to $3,258,637 ($2,254,123 as at December 31, 2007) which represents mostly current usual business transaction balances and an unpaid provision of approximately $410,000 including approximately $307,000 from year-end 2007. As at June 30, 2008, also included in current and long-term liabilities is the impact of the conversion of the Minera Cusi agreement from an option to a property purchase agreement entered into in the second quarter of 2008 and for which $2,607,372 is included in mining concessions payable as at June 30, 2008.

As at June 30, 2008, and included in working capital, the Company has a net payable position of $184,536 with MRI Trading (payable of $1,368,164 as at December 31, 2007), resulting from a reduction of the prices of copper and zinc in November and December 2007 and during the second quarter of 2008 for zinc. This payable is disclosed separately as trade payables. The actual final settlement billings could be higher or lower depending on the future fluctuation of commodity prices.

The increase in payables is due to the longer delay in paying creditors as the Company was dealing with reduced liquidity due to final settlement.

Capital Resources, Investing and Financing Activities

The mineral properties of the Company are at the exploration stage. The exploration and development of the Company's properties depend on the Company having sufficient funds to carry out its plans and, although it is conducting a pilot-mining program at the Bolivar Mine property and at Cusi, thereby providing a source of income through the sales of concentrates, the Company is not yet considered as being at the commercial production stage.

The Company's current near-term plans include the following objectives:

(1) Initiation of a feasibility study to build a mill at the Bolivar Mine site to bring the project to the production stage;

(2) Increase pilot-mining activities at Cusi to 3,000 tonnes per month;

(3) Exploration:

   (a) Block measured and indicated resources to reserves,

   (b) Identify new mineral resources;

(4) Mine development.

Furthermore, the Company will continue to periodically reassess the amount and timing of its currently planned expenditures to increase operating efficiencies. At the same time, management will continually assess its capital requirements that may require accessing capital markets.

Current pilot-mining zinc production at Bolivar represents 80-85% of the Company's overall production. Decreasing zinc prices continued to affect the Company's financial situation. Negative final settlement in the second quarter and upcoming ones during the third quarter are maintaining significant pressure on the Company's liquidity level. Efforts have been deployed in order to reduce costs in different areas in order to help increase cash levels over the remainder of 2008. Capital expenditures will be kept to a minimum and exploration will be focused around the Bolivar pilot-mining area.

During the second quarter of 2008, the Company did not complete any private placement (nil in 2007). A total of 130,000 stock options were exercised for a total cash consideration of $44,000 which also represents the cumulative amount for the six-month period ended June 30, 2008. (During the six-month period ended June 30, 2007, 562,750 stock options and 672,088 broker warrants were exercised for respective cash consideration of $362,500 and $672,088.)

The pilot-mining program at Bolivar generated sales of $6.7 million during the second quarter for cumulative sales of $13.3 million for the first six months of 2008, compared with $5.0 million and cumulative sales of $10.7 million in 2007. Funds were used for working capital and local operations in Mexico and for the settlement of final billings.

On July 14, 2008, the Company, through its wholly owned subsidiary Dia Bras Mexicana S.A. de C.V., secured a US$2.0 million advance facility for its working capital needs (refer to Subsequent Event section on page 13).

Capital Expenditures, Deferred Exploration Expenses and Property Payments

Since the beginning of 2008, capital expenditures have been maintained at a minimal level. Capital expenditures in the second quarter of 2008 amounted to $0.16 million (cumulative amount of $0.5 million) and consisted of machinery and equipment at the project mill site, compared with capital expenditures for the same period in 2007 of $2.3 million (cumulative amount of $5.1 million) and $2.3 million (cumulative amount of $5.0 million) in machinery and equipment. Other mining asset expenses, including property payments, amounted to $6.3 million in the second quarter (cumulative amount of $14.6 million) compared with $17.1 million in the same period of 2007.

Currently, the Company has the necessary equipment to complete its 2008 exploration program and the expected mining and development activities on both the Bolivar and Cusi projects. Other capital expenditures in 2008 will be limited to plant optimization, environmental capital expenditure investment at Malpaso and the purchase of the Malpaso land for a total expenditure of approximately $1.0 million.

Property payments in the second quarter amounted to approximately $516,893 ($86,607 in 2007), including $501,627 for the Minera Cusi property and $15,266 for the Santa Rita property.

Long-Term Debt

Following the new agreement entered into with Minera Cusi in April 2008, the Company has an obligation of US$2,560,000, including US$2,060,000 payable in 2009, which is disclosed as mining concessions payable (long-term portion $1,049,060) in the consolidated financial statements as at June 30, 2008.

FINANCIAL COMMITMENTS

At the date of this report, the Company's financial commitments are as follows:

(a) A five-year lease for office premises at an annual rent of $60,000 until August 2012;

(b) A five-year lease signed jointly with two other companies expiring in February 2009, at an annual rent of $150,000. This office space has been subleased for the remainder of the lease period but remain the responsibility of the Company and related parties until expiry in February 2009;

(c) In January 2008, the Company entered into an agreement with the state of Chihuahua to purchase the land at the Malpaso milling facility for a total amount of approximately $270,000 (MX 2,874,144). The State congress has just recently approved the transaction, and contracts are now being prepared. Payments will be over a two-year period including 50% at the signature of the sales agreement.

(d) In 2007, in the normal course of business, the Company guaranteed a financial lease for the purchase of transportation equipment by a third party (the "Borrower") for an amount of $400,000 (MX 4,420,380) in favour of the Borrower's lender. The original financial lease agreement had a duration of 12 months from the date of its signature in May 2007 and the Borrower's debt is secured by the transportation equipment. In addition, the Company advanced US$115,000 to the Borrower. The Borrower provides transportation services to the Company pursuant to a transportation agreement. In March 2008, the Company was informed that the Borrower was in default of payments of its obligation. The Company does not have any recourse over any assets of the Borrower. The Company reached an agreement with the Borrower to secure repayment of the Borrower's debt directly from the proceeds of the Company's payment of transportation charges.

    In addition, on April 15, 2008, the Borrower signed a promissory note in favour of the Company in the amount of US$500,000 to secure any potential obligation for the Company. As of August 15, 2008, the Company has paid, on behalf of the Borrower, the full amount due on the financial lease and increased the advance due from the borrower which stands at approximately $123,500 (MX 1,249,323). The Company is confident it will not incur any loss resulting from this transaction and, as such, no provision for contingent loss has been recorded under the guarantee in the consolidated financial statements of the Company as at June 30, 2008 and December 31, 2007; and

(e) The Company has elaborated an environmental capital expenditure program estimated at $350,000 in order to secure an appropriate area for the management of its tailings at the Malpaso mill facility. The costs related to this program will be capitalized as they are incurred. Therefore, as at June 30, 2008, no provision is recorded in accounts payable and accrued liabilities.

To exercise its various options on the mining properties, the Company's option payments and exploration expenses would be as follows:

Year	Option Payments	Exploration Expenses	Total
	$	$	$
2008	28,125	-	28,125
2009	110,000	-	110,000

NOTE: Those amounts exclude payments due to Minera Cusi totalling US$2,560,000 payable in quarterly instalments and which are included in mining concessions payable in the Company's consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENT

During the period, the Company did not enter into any off-balance sheet arrangement.

SUBSEQUENT EVENT

On July 14, 2008, the Company's wholly owned subsidiary Dia Bras Mexicana S.A. de C.V. entered into a US$ 2,000,000 working capital loan facility with MRI Trading AG ("MRI"). This advance credit facility bears interest at the 3-month LIBOR rate plus 4% payable monthly over an 18-month period starting six months after the reception of the funds.

Along with this agreement, the Company has agreed to sell to MRI its full production of zinc, copper and lead-silver concentrates up until mid-2010.

RELATED PARTY TRANSACTIONS

During the second quarter of 2008, the Company paid for services provided by companies controlled by officers of the Company. Those services, relating to project management and corporate activities, are essential to the Company and were recorded at their exchange value which reflected the fair market value.

NEW ACCOUNTING STANDARDS

Effective January 1, 2008, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") handbook sections as follows;

Section 3862, "Financial Instruments – Disclosures"; Section 3863, "Financial Instruments – Presentation"; Section 1535, "Capital disclosures"; Section 1400, "General Standards of Financial Statement Presentation; Section 3031 "Inventories" replaces the existing section 3030.

(i) Section 3862, "Financial Instruments – Disclosures" describes the required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

ii) Section 3863, "Financial Instruments – Presentation". This section establishes standards for presentation of financial instruments and non-financial derivatives. It details the presentation of standards described in Section 3861, "Financial Instruments – Disclosure and Presentation".

(iii) Section 1535, "Capital disclosures", establishes standards for disclosing information about an entity's capital and how it is managed. It describes the disclosure of the entity's objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

(iv) Section 1400, "General Standards of Financial Statement Presentation", was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. These new requirements will not have any impact on the consolidated financial statements as the Company is already assessing its ability to continue as a going concern.

(v) Section 3031, "Inventories" replaces the existing section 3030. Under the new section, inventories are required to be measured at the "lower of cost and net realizable value", which is different from the existing guidance of the "lower of cost and market". The new section also requires, when applicable, the reversal of any write-downs previously recognized.

CRITICAL ACCOUNTING POLICIES

Financial Instruments – Recognition and Measurement

This represents a critical accounting policy since it has an impact on the consolidated financial statements, given the embedded derivative included in the sales agreement for concentrate is recorded at the fair value at each balance sheet date with the corresponding change in fair value recorded in the Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit.

Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are allowance for doubtful accounts, valuation of embedded derivatives, fair value of temporary investments, mining asset valuations, contingent liabilities and future income taxes. Actual results could differ from those estimates and such differences could be material.

Mining Assets

Mining assets include the cost to acquire mining concessions and options in mining properties, deferred exploration expenses, land, exploration buildings and equipment, supplies and spare parts inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to exploration projects are capitalized.

Costs and Deferred Exploration Expenses

Costs and exploration expenses are deferred until the economic viability of the project has been established, at which time costs are added to property, plant and equipment. Specific costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as: 1) no financial resources are available for development in areas of interest for three consecutive years or 2) exploration results do not warrant further investment. Areas of interest are defined by project.

Proceeds from the sale of a mining asset are applied against related carrying costs and any excess is reflected as a gain in the Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrates from the pilot-mining program before commencement of commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

» Persuasive evidence of an arrangement exists;

» Delivery has occurred under the terms of the arrangement;

» The price is fixed or determinable; and

» Collection is reasonably assured.

The Company's concentrates are sold under pricing arrangements whereby final settlement prices are determined by quoted market prices in a period subsequent to the date of sale. The concentrates are provisionally priced at the time of shipment, using forward prices for the expected month of final settlement. Subsequent variations of the price are recorded as a gain or loss in the Consolidated Statement of Operations, Comprehensive Income (Loss) and Deficit.

If the accumulated revenue from sales of concentrates from the pilot-mining program exceeds the related accumulated costs and deferred exploration expenses, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun, at which time, it will be netted against construction costs, if any, of the new facilities, or (iii) the property is abandoned.

The Company expects commercial production on the Bolivar project to commence no later than the end of 2009. Commercial production has been defined as being the stage where the Company reaches a production level of 65% of mill capacity for a consecutive period of 90 days within a maximum period of 6 months. The production level will be calculated on the rated capacity of an on-site mill.

This represents a critical accounting policy, as it will impact the presentation of revenues and expenses from mining activities, which are currently recorded as a reduction of the related costs and deferred exploration expenses instead of being included in the determination of net income.

Asset Retirement Obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted, risk-free interest rate.

This represents a critical accounting policy, as the Company, based on its review of the status of its operations under the current Mexican environmental legislation, determined it does not carry any asset retirement obligation and, therefore, has not recognized such obligation.

In view of the upcoming feasibility study, the Company will commission an environmental impact study at Bolivar from which asset retirement obligations may arise. A liability stemming from any asset retirement obligation will be recorded in the year in which such obligation arises.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Other than the temporary investments and the guaranty, the Company does not use financial or other instruments. However, management considers that an embedded derivative is included in the Company's concentrate sales agreements.

RISK AND UNCERTAINTIES

Business Risks

The exploration for and development of mineral deposits involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. All of the Company's mining properties are at the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies.

The Company has numerous competitors with greater financial, technical and other resources.

Estimates of future production from the Bolivar pilot-mining operations derived from the mine plan prepared in fiscal 2007 and subsequently reviewed and/or revised by management. These estimates are subject to change. The Company cannot give any assurance that it will achieve its production estimates. Failure to achieve the anticipated production estimates could have a material and adverse effect on any or all of the Company's future cash flows, results of the pilot-mining operations and financial condition.

Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above and as set out below:

» Actual ore mined varying from estimates in grade, tonnage and metallurgical and other characteristics;

» Mining dilution;

» Ramp wall failures or cave-ins;

» Ventilation and adverse temperature levels underground;

» Industrial accidents;

» Equipment failures;

» Natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;

» Encounter of unusual or unexpected geological conditions;

» Changes in power costs and potential power shortages;

» Shortages of principal supplies needed for operation, including explosives, fuel, chemical reagents, water, equipment parts and lubricants; and

» Restrictions imposed by government agencies.

Land Title

The Company is taking reasonable measures, in accordance with industry standards, for properties at that stage of exploration to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects (refer to notes 9 and 20 of the six-month period ended June 30, 2008, unaudited interim consolidated financial statements). As at June 30, 2008, some of the Company's property titles are in the process of being registered in the name of the Company's Mexican subsidiary at the Mexico Mining registry office.

Capital Needs

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current sources of future funds available to the Company are the sale of additional equity capital, the borrowing of funds and sales of concentrates through its pilot-mining activities. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favourable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

Regulation and Environmental Requirements

The activities of the Company require permits from various governmental authorities and are subject to bylaws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, environmental protection and other matters. Increased costs and delays may result from the need to comply with applicable laws and regulations. If the Company is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

Commodity Prices

The Company is exposed to commodity price risk for variations in concentrate prices, as final prices are determined by quoted market price in a period subsequent to the date of sale. The Company has the ability to address its price-related exposure through the limited use of options, future and forward contracts. At the date of the balance sheet, the Company does not use derivative instruments to mitigate this risk. In July 2008, the Company initiated a quotation period ("QP") hedging program on its open copper position which will guarantee final settlement prices on approximately 90% of the shipped copper concentrate. The Company is planning to use the same procedure with future zinc concentrate shipments.

Foreign Exchange Risk

The Company's sales of concentrates and part of its purchases are denominated in foreign currencies, primarily in U.S. dollars and Mexican pesos. Consequently, certain assets and liabilities, namely, cash and cash equivalents, trade receivables and payables, sales tax and other receivables, income tax receivable and payable, accounts payable and accrued liabilities, as well as certain revenues and expenses, include amounts that are exposed to currency fluctuations.

Credit Risk

The Company is subject to concentrations of credit risk through cash and cash equivalents, trade receivables (payables), and sales tax and other receivables. The Company maintains substantially all of its cash and cash equivalents with major financial institutions in Canada and in Mexico. Therefore, according to management, credit risk of counterparty non-performance is remote. The totality of the Company's trade receivables (payables) is with a sole client and is subject to normal credit risks. The totality of sales tax receivable is with the government of Mexico, and, as such, management believes it also represents a normal credit risk.

OUTLOOK AND OBJECTIVES

2008 OBJECTIVES REMAIN AS FOLLOWS:

- » Conclude exploration program to expand and upgrade current resources at Bolivar;
- » Continue exploration to increase the first resource estimate at Cusi;
- » Continue metallurgical testing and pilot mining at Cusi;
- » Pursue feasibility study at Bolivar to obtain parameters for eventual full-scale production, including construction of an appropriately sized on-site mill;
- » Process 144,000 tonnes of material from Bolivar at average grades of 1.4% Cu and 8.0% Zn for a production value of US$24 million; and
- » Maintain cost improvement program in all areas of the Company.

Controls and Procedures

Disclosure Controls and Internal Controls over Financial Reporting

The Company, under the supervision and with the participation of its management, including the chief executive officer and the chief financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures and assessed the design of its internal control over financial reporting as of June 30, 2008, pursuant to the requirements of Multilateral Instrument 52-109. Based on this evaluation, the Company concluded that the disclosure controls and procedures are effective in making known to them in a timely manner material information relating to the Company and its subsidiaries, and that the design of internal control over financial reporting provides reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of the Company's financial statements for external purposes in accordance with Canadian GAAP.

During the quarter, the Company encountered a problem with its new spare parts inventory system. A full physical inventory as at May 31, 2008 was performed and adjustments were made accordingly. A complete system review is currently in process in order to reassess and implement additional control procedures mainly at warehouses.

As part of the ongoing reassessment of its control systems and procedures the Company is reviewing the controls over all taxes applicable to the Company.

Other than the above, there have been no changes in the Company's internal control over financial reporting since the quarter ended June 30, 2008, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

OTHER REQUIREMENTS

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's website at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 – SECTION 5.3

Analysis of Costs and Deferred Exploration Expenses

	Bolivar	Cusi	La Engañosa	For the six-month period ended June 30, 2008 Total	For the Year Ended December 31, 2007 Total
	$	$	$	$	$
Balance – Beginning of period	3,404,627	18,066,155	-	21,470,782	11,672,155
Costs and deferred exploration expenses					
Property acquisition and related costs	206,505	3,051,012	64,885	3,322,402	1,446,016
Sampling	155,611	116,375	-	271,986	2,174,022
Geology consulting and management	504,153	511,610	23,355	1,039,118	1,343,279
Drilling and mining development	3,212,166	1,809,954	-	5,022,120	9,265,331
Pilot milling and metallurgy testing	1,900,238	52,223	-	1,952,461	5,131,739
Supervision and local administrative costs	717,470	337,849	-	1,055,319	939,631
Transportation costs	4,227,104	40,838	-	4,267,942	9,999,427
Roads	16,840	13,397	-	30,237	145,722
Camp costs	290,347	70,524	-	360,871	2,817,404
Capitalized amortization of exploration buildings and equipment	1,274,713	328,994	2,530	1,606,237	3,526,437
Stock-based compensation costs	10,593	2,832	37	13,462	772,898
	12,515,740	6,335,608	90,807	18,942,155	37,561,906
Write-off of mining assets – Costs and deferred exploration expenses	(751,084)	-	-	(751,084)	(1,199,891)
Sales of concentrate	(13,217,569)	-	-	(13,217,569)	(24,056,537)
	(1,452,913)	6,335,608	90,807	4,973,502	12,305,478
Transfer to (from) excess cost recovery – pilot mining	878,881	-	-	878,881	(2,506,851)
	(574,032)	6,335,608	90,807	5,852,383	9,798,627
Balance – End of period	2,830,595	24,401,763	90,807	27,323,165	21,470,782

(ii) NATIONAL INSTRUMENT 51-102 – SECTION 5.4

Disclosure of Outstanding Securities as at August 28, 2008

Common shares: 111,501,269

Options outstanding: 10,703,333

Number of Options	Exercise Price	Expiry Date
	$	
600,000	0.85	October 2008
930,000	0.75	August 2009
400,000	0.75	February 2010
1,273,333	0.30	September 2010
125,000	0.22	September 2010
2,495,000	0.40	February 2011
1,830,000	0.90	September 2011
1,670,000	1.10	April 2012
250,000	1.28	June 2012
150,000	1.25	July 2012
300,000	0.89	October 2012
330,000	0.61	April 2013
300,000	0.45	June 2013
50,000	0.30	August 2013

Corporate Information

CORPORATE HEAD OFFICE

Suite 2750
600 de Maisonneuve Blvd. West
Montréal, Québec H3A 3J2

Tel.: (514) 393-8875
Fax: (514) 393-8513

TICKER SYMBOL

TSX Venture Exchange
Symbol: DIB

AUDITORS

PricewaterhouseCoopers LLP
Suite 2800
1250 René-Lévesque Blvd. West
Montréal, Québec H3B 2G4

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada

INVESTOR RELATIONS

Nathalie Dion
Investor Relations Manager
Tel.: (514) 393-8875, ext. 241
E-mail: ndion@diabras.com

Leonard Teoli
Chief Financial Officer
Tel.: (514) 393-8875, ext. 226

WEBSITE
www.diabras.com

BOARD OF DIRECTORS

Thomas L. Robyn
Chairman

Daniel Tellechea

David Crevier

Eduardo Gonzalez

Mark Goodman

Robert D. Hirsh

Philip Renaud

OFFICERS

Daniel Tellechea
President and Chief Executive Officer

François Auclair, M.Sc., Geo., FGAC
Vice-President, Corporate Development

Eugene K. Schmidt,
Vice-President, Exploration and Geology

Leonard Teoli, C.A.
Chief Financial Officer

Luce L. Saint-Pierre, LL.B., C.A.
Corporate Secretary

File No. 82-34990

DIA BRAS
exploration

630 René-Lévesque Blvd. West, Suite 2930
Montreal, Quebec
Canada, H3B 1S6

Telephone: (514) 393-8875
Fax : (514) 866-6193

RECEIVED
2008 SEP -5 A 5:33

VIA SEDAR

August 29, 2008

TO: BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
TSX VENTURE EXCHANGE

Re: Dia Bras Exploration Inc.

Dear Sirs:

We confirm that the following material was sent by prepaid mail on August 29, 2008 to the registered and non-registered shareholders of the Company whose names appear on a Supplemental Mailing List, as defined in the *Canadian Securities Administrators' National Policy Instrument 54-101*:

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND
MANAGEMENT'S DISCUSSION AND ANALYSIS (DATED AUGUST 29, 2008)
SECOND QUARTER ENDED JUNE 30, 2008.

Yours truly,

DIA BRAS EXPLORATION INC.

Leonard Teoli
Chief Financial Officer

DIA BRAS
exploration

630, boul. René-Lévesque Ouest, bureau 2930
Montréal (Québec)
Canada, H3B 1S6

Téléphone : (514) 393-8875
Télécopieur : (514) 866-6193

VIA SEDAR

Le 29 août 2008

DESTINATAIRE : AUTORITÉ DES MARCHÉS FINANCIERS

Objet : Exploration Dia Bras inc.

Madame, Monsieur,

Nous désirons vous confirmer que le matériel suivant a été envoyé le 29 août 2008, par courrier affranchi, à tous les actionnaires inscrits et non-inscrits de la Société dont les noms apparaissent sur la liste d'envoi supplémentaire, tel que défini dans la *Norme canadienne 54-101* :

ÉTATS FINANCIERS CONSOLIDÉS INTERMÉDIAIRES NON VÉRIFIÉS ET
RAPPORT DE GESTION (DATÉ DU 29 AOÛT 2008)
PÉRIODE DE SIX MOIS TERMINÉE LE 30 JUIN 2008.

Veuillez agréer, Madame, Monsieur, nos salutations distinguées.

EXPLORATION DIA BRAS INC.

Leonard Teoli
Chef des opérations financières

File No. 82-34990

DIA BRAS
exploration

EXPLORATION DIA BRAS INC.

(UNE SOCIÉTÉ AU STADE D'EXPLORATION)

États financiers consolidés intermédiaires

Période de six mois terminée le 30 juin 2008

(Non vérifiés)

Exploration Dia Bras inc.

(un société au stade d'exploration)

Résultats, résultat étendu et revenu (déficit) consolidés

	2008	Période de trois mois terminée le 30 juin 2007	2008	Période de six mois terminée le 30 juin 2007
	$ (non vérifiés)	$ (non vérifiés)	$ (non vérifiés)	$ (non vérifiés)
Revenus				
Revenus d'intérêt	18 066	222 207	61 771	332 099
Gain sur variation de la valeur du placement temporaire	-	374 000	-	484 500
Gain nette sur variation du cours du marché des produits de base	-	951 763	770 654	-
Gain de change	81 882	-	173 081	-
Revenus divers	24 971	769	64 512	769
	124 919	1 548 739	1 070 018	817 368
Charges				
Frais d'administration	506 527	456 861	1 113 405	974 113
Rémunération à base d'actions (note 12)	74 093	726 152	74 093	768 146
Frais d'intérêts	4 371	10 657	7 984	25 421
Amortissement d'immobilisations corporelles	18 943	20 185	37 810	27 376
Perte à la cession de terrain, bâtiments et équipement d'exploration	886	-	5 339	-
Radiation des actifs miniers	751 084	1 199 891	751 084	1 199 891
Perte sur variation du cours du marché des produits de base	603 051	-	-	330 652
Autres coûts de projets	-	6 080	-	6 080
Perte (gain) sur variation de la valeur du placement temporaire	(8 350)	-	58 450	-
Perte de change	-	574 303	-	720 310
	1 950 605	2 994 129	2 048 165	4 051 989
Perte de la période avant impôt sur les bénéfices	(1 825 686)	(1 445 390)	(978 147)	(3 234 621)
Provision pour (recouvrement d') impôts futurs (note 15)				
Exigibles	(11 685)	37 000	55 844	130 000
Futurs	-	714 000	-	255 000
	(11 685)	751 000	55 844	385 000
Perte et résultat étendu de la période	(1 814 001)	(2 196 390)	(1 033 991)	(3 619 621)
Déficit au début de la période	(21 731 612)	(14 751 154)	(22 511 622)	(13 727 423)
Modification de la convention comptable relative aux instruments financiers (note 3)	-	-	-	399 500
Déficit à la fin de la période	(23 545 613)	(16 947 544)	(23 545 613)	(16 947 544)
Perte de base et diluée par action	(0,02)	(0,02)	(0,01)	(0,03)
Nombre moyen pondéré de base et dilué d'actions en circulation	111 373 027	110 192 899	111 373 027	109 929 586

Exploration Dia Bras inc.

(une société au stade d'exploration)

Flux de trésorerie consolidés

	2008	Période de trois mois terminée le 30 juin 2007	2008	Période de six mois terminée le 30 juin 2007
	$ (non vérifiés)	$ (non vérifiés)	$ (non vérifiés)	$ (non vérifiés)
Flux de trésorerie liés aux				
Activités d'exploitation				
Perte de la période	(1 814 001)	(2 196 390)	(1 033 991)	(3 619 621)
Ajustements :				
Rémunération à base d'actions (note 12)	74 093	726 152	74 093	768 146
Amortissement d'immobilisations corporelles	18 943	20 185	37 810	27 376
Amortissement de l'abattement sur loyer reporté	(4 797)	(6 396)	(9 594)	(6 396)
Perte à la cession de terrain, bâtiments et équipement d'exploration	886	-	5 339	-
Radiation d'actifs miniers	751 084	1 199 891	751 084	1 199 891
Perte (gain) non réalisée sur variation du cours du marché des produits de base	707 629	(951 763)	(116 520)	330 652
Perte (gain) sur la variation du placement temporaire	(8 350)	(374 000)	58 450	(484 500)
Perte de change	-	574 303	-	720 310
Impôts futurs	-	714 000	-	255 000
	(274 513)	(294 018)	(233 329)	(809 142)
Variation des éléments hors caisse du fonds de roulement (note 17)	(1 611 261)	(887 574)	(1 599 725)	476 914
	(1 885 774)	(1 181 592)	(1 833 054)	(332 228)
Activités de financement				
Capital-actions	32 000	816 587	44 000	1 034 587
	32 000	816 587	44 000	1 034 587
Activités d'investissement				
Augmentation des actifs miniers (à l'exception de terrain, bâtiments et équipement d'exploration)	(6 331 739)	(8 413 660)	(14 641 355)	(17 155 772)
Augmentation de terrain, bâtiments et équipement d'exploration	(163 914)	(2 303 182)	(553 576)	(5 003 739)
Produit de la vente de concentrés	6 999 035	6 329 934	12 664 279	13 428 013
Cession de terrain, bâtiments et équipement d'exploration	15 324	-	24 189	-
Acquisition d'immobilisations corporelles	(424)	(32 856)	(2 915)	(186 045)
	518 282	(4 419 764)	(2 509 378)	(8 917 543)
Variation de la trésorerie et des équivalents de trésorerie au cours de la période	(1 335 492)	(4 784 769)	(4 298 432)	(8 215 184)
Trésorerie et équivalents de trésorerie au début de la période	3 737 076	16 274 172	6 700 016	19 704 587
Trésorerie et équivalents de trésorerie à la fin de la période	2 401 584	11 489 403	2 401 584	11 489 403

Information complémentaire aux flux de trésorerie (note 17)

1 Nature des activités

Exploration Dia Bras inc. (la « Société »), une société au stade d'exploration, a été constituée en vertu de la *Loi canadienne sur les sociétés par actions* le 11 avril 1996. Les activités principales de la Société consistent en l'acquisition, l'exploration et la mise en valeur de propriétés minières.

La Société, par l'entremise de sa filiale mexicaine en propriété exclusive Dia Bras Mexicana, détient ou contrôle plusieurs concessions minières situées dans les états de Chihuahua et Jalisco, au Mexique, qui sont présentement au stade de l'exploration. Jusqu'à ce qu'il soit établi que les propriétés contiennent des réserves ou des ressources minérales qui peuvent être exploitées de façon économique, elles seront présentées comme propriétés minières. La rentabilité de la mise en exploitation n'a pas encore été déterminée. Le recouvrement des coûts engagés sur ces propriétés et des frais d'exploration reportés afférents dépend de l'existence en quantité suffisante de minerai, de la confirmation des intérêts de la Société dans les concessions minières sous-jacents, de l'obtention de permis règlementaires, de la possibilité pour la Société d'obtenir le financement nécessaire à la mise en valeur de ces propriétés et à la construction des installations de traitement, sur le site s'il y a lieu, ainsi que de la rentabilité de la production future ou de la cession de telles propriétés à un montant égal à l'investissement de la Société.

La Société prend des mesures conformes aux standards de l'industrie pour valider des titres de propriétés à ce stade de l'exploration. Toutefois, rien ne garantit que les titres des propriétés de la Société ne soient pas contestés. Ils peuvent être assujettis à des ententes ou à des transferts précédents non enregistrés, et des défauts non relevés peuvent avoir une incidence sur ces titres (se référer aux notes 9 et 20).

2 Périmètre de consolidation

Les états financiers consolidés comprennent les comptes de la Société et de ses filiales en propriété exclusive, Dia Bras Mexicana S.A. de C.V. et Servicios de Minería de la Sierra S. de R.L. de C.V. et Bolivar Administradores S.A. de C.V.

3 Principales conventions comptables et nouvelles normes comptables

a) Principales conventions comptables

Les états financiers consolidés intermédiaires de la Société ont été préparés selon les mêmes conventions comptables et modes de calcul que ceux en application pour les états financiers consolidés annuels vérifiés de la Société au 31 décembre 2007 à l'exception de ce qui suit. Les présents états financiers consolidés intermédiaires ne comprennent pas l'ensemble de la divulgation requise par les principes comptables généralement reconnus du Canada pour les états financiers annuels consolidés et devraient être lus en tenant compte des états financiers consolidés vérifiés annuels de la Société et les notes afférentes pour l'exercice terminé le 31 décembre 2007.

b) Nouvelles normes comptables

Dia Bras a adopté, à compter du 1er janvier 2008, les nouvelles normes comptables suivantes du Manuel de l'Institut Canadien des Comptables Agréés relatives aux instruments financiers :

Le chapitre 3862, Instruments financiers – informations à fournir

Ce chapitre présente les informations à fournir qui permettent d'évaluer l'importance des instruments financiers au regard de la situation financière et de la performance financière de l'entité; et la nature et l'ampleur des risques découlant des instruments financiers auxquels l'entité ainsi que la façon dont l'entité gère ces risques.

Le chapitre 3863, Instruments financiers – présentation

Le chapitre 3863 établit des normes de présentation pour les instruments financiers et les dérivés incorporés. Il décrit plus en détails les normes présentées au chapitre 3861, *Instruments financiers – information à fournir et présentation.*

Le chapitre 1535, Informations à fournir concernant le capital

Ce chapitre établit des normes pour la divulgation d'informations sur le capital de l'entité et la façon dont il est géré. Il décrit la divulgation des objectifs, politiques et procédures de gestion du capital, les données quantitatives données sur les éléments que la Société considère comme capital, le fait que la Société s'est conformée à toute exigence en matière de capital, ou le cas échéant, les conséquences de la non-conformité.

Le chapitre 1400, Normes générales de présentation des états financiers

Le chapitre 1400 a été modifié pour y inclure les exigences relatives à l'évaluation et la divulgation de la capacité de l'entreprise à poursuivre son exploitation. Ces nouvelles recommandations n'auront aucune incidence sur les états financiers consolidés de la Société qui évalue déjà sa capacité à poursuivre son exploitation.

Le chapitre 3031, Stocks

Ce chapitre remplace le présent chapitre 3030. Le nouveau chapitre prévoit que les stocks doivent être mesurés au « moindre du coût et de la valeur de réalisation nette », ce qui diffère de la directive actuelle qui réfère au « moindre du coût et de la valeur du marché ». Le nouveau chapitre exige également, s'il y a lieu, que toute reprise de dépréciation précédemment enregistrée soit comptabilisée.

4 Instruments financiers et gestion de risques

a) Instruments financiers

La Société a classifié les instruments financiers comme suit :

	Au 30 juin 2008	Au 31 décembre 2007
	$	$
Actifs financiers		
Détenus à des fins de transaction, à la juste valeur		
Trésorerie et équivalents de trésorerie	2 401 584	6 700 016
Placement temporaire	108 550	167 000
Prêts et créances – au coût après amortissement		
Taxes à la consommation et autres débiteurs	2 294 204	1 609 506
Impôts à recevoir	873 427	722 515
Passifs financiers		
Détenus à des fins de transaction, à la juste valeur		
Créditeurs clients	184 536	1 368 164
Autres passifs, au coût après amortissement		
Comptes créditeurs et charges à payer	4 991 474	2 315 477

La Société n'avait pas d'instruments financiers détenus jusqu'à leur échéance au cours du trimestre terminé le 30 juin 2008 ni au cours de l'exercice terminé le 31 décembre 2007.

b) Provision pour pertes sur créances

	Au 30 juin 2008	Au 31 décembre 2007
	$	$
Taxes à la consommation et autres débiteurs	2 294 204	1 609 506
Impôts à recevoir	873 427	722 515
Provision pour créances douteuses	-	-
	3 167 631	2 332 021

La direction estime qu'aucun des comptes débiteurs ne représente une créance douteuse au 30 juin 2008 et, par conséquent, aucune provision à ce titre n'a été comptabilisée.

c) Juste valeur

La Société a déterminé la juste valeur estimative de ses instruments financiers à partir d'estimations et d'hypothèses. Les résultats réels pourraient être différents de ces estimations, et l'utilisation d'hypothèses ou de méthodes différentes pourrait avoir une incidence importante sur les justes valeurs estimatives.

La trésorerie et les équivalents de trésorerie, les débiteurs du programme d'exploitation pilote et les comptes créditeurs et charges à payer sont des instruments financiers dont la juste valeur se rapproche de la valeur comptable en raison de leur échéance à court terme.

Le placement temporaire et la provision pour règlement final sont mesurés à leur juste valeur marchande.

d) Politiques de gestion du risque et activités de couverture

La Société est exposée aux risques de prix des métaux, de taux de change et de taux d'intérêt. Le conseil d'administration de la Société est responsable de l'élaboration de la politique de gestion du risque et de son application. Bien qu'elle ait la capacité d'utiliser des options, des contrats d'opération à terme et des contrats à terme, la Société n'est généralement pas partie à ce type d'arrangement. De la même façon, la Société n'utilise pas d'instruments financiers dérivés pour réduire ces risques financiers.

Risque de taux d'intérêt

Les débiteurs clients (créditeurs), les comptes créditeurs et charges à payer et les concessions minières à payer de la Société ne portent pas intérêt. La trésorerie et les équivalents de trésorerie portent intérêt à des taux variables et fixes.

Risque de change

La Société réalise ses ventes de concentrés et une partie de ses achats en devises principalement en dollars américains et en pesos mexicains. Par conséquent, certains actifs et passifs, notamment la trésorerie et les équivalents de trésorerie, les débiteurs clients (créditeurs), les taxes à la consommation et autre débiteurs, les comptes créditeurs et charges à payer, les concessions minières à payer, ainsi que certains revenus et charges sont exposés aux fluctuations des devises.

Au 30 juin 2008, les postes suivants étaient composés de sommes en devises comme suit :

			Au 30 juin 2008
	$ US	**Pesos Mx**	**Équivalent en $ CA**
Trésorerie et équivalents de trésorerie	483 216	1 039 073	594 917
Créances clients	(181 166)	-	(184 536)
Taxes à la consommation et autres débiteurs	-	23 208 856	2 294 204
Créditeurs et charges à payer et impôts à recevoir et à payer	(3 771)	(24 129 500)	(2 385 210)
Concessions minières à payer	(1 682 500)	-	(1 713 649)
Solde net	(1 384 221)	118 429	(1 394 274)

			Au 31 décembre 2007
	$ US	**Pesos Mx**	**Équivalent en $ CA**
Trésorerie et équivalents de trésorerie	1 122 440	619 342	1 164 824
Créances clients	-	-	-
Taxes à la consommation et autres débiteurs	-	16 858 433	1 525 520
Créditeurs et charges à payer et impôts à recevoir et à payer	(12 788)	(16 452 464)	(1 501 416)
Débiteurs clients	(1 384 958)	-	(1 368 103)
Solde net	(275 306)	1 025 311	(179 175)

Risque de crédit

La Société est assujettie à une concentration de son risque de crédit sur la trésorerie et équivalents de trésorerie, les débiteurs (créditeurs) clients et les taxes à la consommation et autres débiteurs. La Société conserve presque toute sa trésorerie et équivalents de trésorerie auprès d'importantes institutions financières au Canada et au Mexique. Par conséquent, selon la direction, le risque de crédit lié à la non performance des tierces parties est faible. La totalité des débiteurs (créditeurs) clients concerne un seul client et représente un risque de crédit normal. La totalité des taxes à la consommation est due par le gouvernement mexicain et représente donc, selon la direction, un risque de crédit normal.

Risque des prix des métaux

La Société est exposée au risque lié au prix des métaux quant à la variation des prix des concentrés produits étant donné que le prix de règlement final est déterminé par le prix du marché à une période postérieure à la date de la vente. La Société peut avoir recours à des options et des contrats à terme pour gérer le risque de prix. À la date du bilan, la Société n'utilise pas d'instruments dérivés pour éliminer le risque. En juillet 2008, la Société a entrepris un programme de couverture des périodes de cotation sur sa position ouverte de cuivre afin de garantir le prix de règlement définitif sur environ 90 % du concentre déjà livré. La Société envisage utiliser la même procédure avec les futures livraisons de concentré de zinc.

Risque de liquidité

Le risque de liquidité s'entend du risque que la Société ne soit pas en mesure de satisfaire à ses obligations à leur échéance. La méthode adoptée par la Société pour gérer ce risque est de s'assurer qu'elle a les fonds nécessaires pour satisfaire à ses obligations à leur échéance. Si la Société prévoit ne pas pouvoir satisfaire à ses obligations, la direction envisage alors de lever des fonds additionnels par le biais d'émission d'actions ou de dette.

5 Débiteurs (créditeurs) clients

Les débiteurs (créditeurs) clients de la Société se détaillent comme suit :

	Au 30 juin 2008	**Au 31 décembre 2007**
	$	**$**
Débiteurs - programme d'exploitation pilote	33 338	1 048 690
Provision pour règlement final *	(217 874)	(2 416 854)
	(184 536)	(1 368 164)

* La provision pour règlement final représente le montant estimé qui pourrait être récupéré ou remboursé au 30 juin 2008 relativement aux livraisons de concentrés pour lesquelles la Société a perçu un montant provisionnel représentant environ 90 % de la livraison à la date de livraison. Les livraisons pour lesquelles il n'y avait pas eu de règlement final au 30 juin 2008 s'élèvent à environ 4 341 tonnes de concentré de zinc (9 566 952 livres payables) et 1 393 tonnes de concentré de cuivre (3 070 520 livres payables) (respectivement 4 634 tonnes (10 213 000 livres payables) et 1 590 tonnes (3 503 000 livres payables) au 31 décembre 2007). Le règlement final sera déterminé à la date prévue de la cotation finale, selon les termes de l'entente, et ainsi pourrait varier sensiblement du montant de la provision actuelle.

6 Stocks du programme d'exploitation pilote

	Au 30 juin 2008	**Au 31 décembre 2007**
	$	**$**
Matériel morcelé, à l'usine	-	37 600
Concentré	104 539	571 285
	104 539	608 885

7 Placement temporaire

	Au 30 juin 2008	**Au 31 décembre 2007**
	$	**$**
Ressources Pershimco inc. (« Pershimco ») 835 000 actions ordinaires à la valeur à la cote (835 000 actions ordinaires à la valeur à la cote au 31 décembre 2007)	108 550	167 000
	108 550	167 000

8 Immobilisations corporelles

	Au 30 juin 2008			
	Coût	Amortissement cumulé	Net	Durée de vie estimative
	$	$	$	
Équipement informatique	87 036	46 767	40 269	3 ans
Équipement de bureau	71 133	34 648	36 485	3 ans
Améliorations locatives	160 976	39 625	121 351	durée du bail
	319 145	121 040	198 105	

	Au 31 décembre 2007			
	Coût	Amortissement cumulé	Net	Durée de vie estimative
	$	$	$	
Équipement informatique	84 121	35 672	48 449	3 ans
Équipement de bureau	71 133	22 792	48 341	3 ans
Améliorations locatives	160 976	24 766	136 210	durée du bail
	316 230	83 230	233 000	

9 Actifs miniers

	Au 30 juin 2008	Au 31 décembre 2007
	$	$
Coûts et frais d'exploration reportés a)	27 323 165	21 470 782
Terrain, bâtiments et équipements d'exploration b)	12 196 166	13 278 355
Stock de pièces et fournitures	3 155 769	1 812 324
Dépôts sur actifs miniers	667 783	276 245
	43 342 883	36 837 706

a) Coûts et frais d'exploration reportés

	Coûts		Frais d'exploration reportés		Total	
	Au 30 juin 2008	Au 31 décembre 2007	Au 30 juin 2008	Au 31 décembre 2007	Au 30 juin 2008	Au 31 décembre 2007
	$	$	$	$	$	$
Mexique (État de Chihuahua)						
Projets Bolivar						
Mine Bolivar III et IV* (propriété Mine Bolivar) iv) (note 20)	-	-	-	-	-	-
La Chaparrita ii)	86 488	-	-	-	86 488	-
Bolivar iii)	86 378	-	-	-	86 378	-
San José v)	-	243 835	-	506 009	-	749 844
Autres	462 551	459 605	2 195 178	2 195 178	2 657 729	2 654 783
Projets Cusi vi)						
India – Marisa a)	240 920	240 920	1 706 162	1 706 147	1 947 082	1 947 067
Holguin – San Juan b)	1 459 339	1 545 056	21 182	13 112	1 480 521	1 558 168
San Miguel – La Bamba c) (option)	222 063	221 726	2 539 355	2 532 400	2 761 418	2 754 126
Mineria Cusi – Santa Edwiges/ San Nicolas d) (option)	5 296 410	2 162 028	12 845 627	9 576 131	18 142 037	11 738 159
DBM	27 894	25 883	42 811	42 752	70 705	68 635
La Engañosa i)	64 884	-	25 923	-	90 807	-
	7 946 927	4 899 053	19 376 238	16 571 729	27 373 165	21 470 782

	Coûts		Frais d'exploration reportés		Total	
	Au 30 juin 2008	Au 31 décembre 2007	Au 30 juin 2008	Au 31 décembre 2007	Au 30 juin 2008	Au 31 décembre 2007
	$	$	$	$	$	$
***Bolivar III et IV (propriété Mine Bolivar)**						
Coûts et frais d'exploration reportés	1 827 109	1 797 655	71 412 406	59 146 680	73 239 515	60 944 335
Moins : Ventes cumulées de concentrés provenant du programme pilote	(1 827 109)	(1 797 655)	(76 598 237)	(63 410 122)	(78 425 346)	(65 207 777)
	-	-	(5 185 831)	(4 263 442)	(5 185 831)	(4 263 442)
Moins : transfert à excédent de recouvrement des coûts – exploitation pilote	-	-	5 185 831	4 263 442	5 185 831	4 263 442
	-	-	-	-	-	-

i) La Engañosa

En février 2008, la Société a signé une convention d'option avec Arnoldo Castañeda Martínez et Consorcio Minero Latinoamericano S.A de C.V. (« Martinez-Consorcio et Minero ») en vertu de laquelle la Société pouvait acquérir un intérêt de 100 % dans la propriété La Engañosa en effectuant des paiements totaux de $1 289 134 (1 265 000 $ US) comme suit :

a) 66 814 $ (65 000 $ US) à la date de la signature (payé),
b) 76 395 $[1)] (75 000 $ US) en août 2008,
c) 76 395 $[1)] (75 000 $ US) en février 2009,
d) 152 790 $[1)] (150 000 $ US) en août 2009,
e) 203 720 $[1)] (200 000 $ US) en février 2010,
f) 305 580 $[1)] (300 000 $ US) en août 2010,
g) 407 440 $[1)] (400 000 $ US) en février 2011,

et en engageant des dépenses d'exploration de 305 580 $[1)] (300 000 $ US) par année pendant trois ans.

Les paiements de d) à g) (18 mois à 36 mois) pouvaient être convertis au gré de Martinez-Consorcio et Minero en actions ordinaires libres de la Société si les actions de la Société transigeaient à un prix de 1,25 $ et plus. La propriété était sujette à une redevance de 2 % rachetable pendant une période de six ans, à un prix de 1 527 900 $[1)] (1 500 000 $ US) plus une royauté annuelle de 48 893 $[1)] (48 000 $ US) après cinq ans.

En août 2008, après la première phase d'exploration, la direction a décidé de ne plus poursuivre cette option. Par conséquent, la Société a abandonné le projet, et tous les coûts et frais d'exploration reportés encourus seront radiés au cours du troisième trimestre de 2008.

ii) La Chaparrita

En janvier 2008, la Société a conclu un contrat de droit d'achat avec Minera Senda de Plata relativement à la propriété La Chaparrita, d'une superficie de 10,0 hectares, en contrepartie d'un montant total de 85 000 $ US payable comme suit :

- 15 419 $ (15 000 $ US) à la date de la signature (payé),
- 15 279 $[1)] (15 000 $ US) en juillet 2008,
- 56 023 $[1)] (55 000 $ US) en janvier 2009.

Au 30 juin 2008, le montant total de 71 302 $[1)] (70 000 $ US) est inclus dans les concessions minières à payer.

iii) Bolivar

En janvier 2008, la Société a conclu un contrat de droit d'achat avec Le Groupe Fernandez relativement à la propriété Bolivar, d'une superficie de 63,56 hectares, en contrepartie d'un montant total de 85 000 $ US payable comme suit :

- 15 419 $ (15 000 $ US) à la date de la signature (payé),
- 15 279 $[1)] (15 000 $ US) en juillet 2008,
- 56 023 $[1)] (55 000 $ US) en janvier 2009.

Au 30 juin 2008, le montant total de 71 302 $[1)] (70 000 $ US) est inclus dans les concessions minières à payer.

iv) Bolivar III et IV (propriété Mine Bolivar)

En août 2004, la Société a conclu une convention commerciale avec les propriétaires de Bolivar III et Bolivar IV (la propriété Mine Bolivar) en vertu de laquelle la Société a acquis 100 % de ces deux concessions en contrepartie de 1 200 000 $ US à payer sur une période de deux ans. Le dernier versement prévu en 2006 a été reporté pour des questions d'ordre juridique (note 20).

En octobre 2007, la Société a conclu une entente de terminaison et transfert de droits relativement à la convention commerciale mentionnée précédemment et versé un montant de 164 272 $ (166 250 $ US) lors de la signature. Au 30 juin 2008, il reste à payer un montant de 28 648 $[1)] (28 125 $ US).

v) Propriétés San José

En juillet 2003, la Société a conclu une convention d'option avec El Paso Partners, Ltd. (« EPP ») et sa filiale en propriété exclusive, Polo y Ron Minerales S.A. de C.V., en vertu de laquelle elle pouvait acquérir un intérêt cumulatif pouvant atteindre 100 % dans la propriété d'argent et de métaux de base San José, d'une superficie de 823,16 hectares, dans l'état de Chihuahua, au Mexique, en contrepartie d'un montant de 349 500 $ US et des dépenses d'exploration de 1 668 467 $[1)] (1 638 000 $ US) à effectuer avant juillet 2009. Le dernier versement de 38 546 $ (37 500 $ US) pour la propriété San José a été effectué en février 2008 et la Société a estimé qu'il n'y avait pas lieu de comptabiliser une dépense pour réduction de valeur pour ce projet au 31 décembre 2007.

Le 30 mai 2008, la Société a pris la décision d'abandonner les propriétés San José. Par conséquent, tous les coûts et frais d'exploration reportés relatifs à ces concessions minières qui s'élèvent à 751 084 $ ont été radiés au deuxième trimestre de 2008. À ce jour, EPP n'a toujours pas accepté officiellement la lettre de terminaison de l'option envoyée par la Société.

vi) Projet Cusi

Au cours des mois de mai et juin 2006, la Société a jalonné des claims et conclu diverses conventions en vue d'acquérir un intérêt dans plus de 7 500 hectares de concessions minières contiguës (les « propriétés Cusi »), dont 12 anciennes mines dans le district argentifère Cusihuiriachic (« Cusi ») à moins de 40 kilomètres de l'usine Malpaso de la Société, dans l'État de Chihuahua, au Mexique comme suit :

a) Les propriétés La India et La Marisa sont assujetties à une redevance à la sortie de la fonderie (la « redevance ») de 1,5 % jusqu'à un maximum de 1 527 900 $[1] (1 500 000 $ US) qui est rachetable au prix de 1 018 600 $[1] (1 000 000 $ US).

b) Les propriétés Holguin, y compris la propriété San Juan, couvrant 1 676 hectares, sont assujetties à une redevance de 1,5 % jusqu'à un maximum de 1 527 900 $[1] (1 500 000 $ US) rachetable au prix de 1 018 600 $[1] (1 000 000 $ US). Au 30 juin 2008, le solde à payer s'élève à 12 733 $[1] (12 500 $ US). Ce montant est inclus dans les concessions minières à payer. La majorité des titres de propriété ont été transférés à la Société et les autres sont en cours de transfert.

c) Le 31 mai 2006, la Société a conclu une convention d'option avec Ressources Pershimco inc. (« Pershimco »). Au 30 juin 2008, la Société avait gagné un intérêt de 50 % dans les propriétés San Miguel-La Bamba.

En juin 2008, la Société et Resources Pershimco Inc. ont conclu une entente de coentreprise relativement aux propriétés San Miguel et La Bamba, couvrant 36 hectares dans le district argentifère Cusi. Aux termes de la convention, Pershimco doit encourir des dépenses d'exploration de 1,5 million de dollars américains sur les propriétés afin d'obtenir le droit d'acquérir un intérêt additionnel de 20 % dans les propriétés au coût de 1,0 million de dollars américains. La convention prévoit également que Pershimco sera l'opérateur durant la phase d'exploration et de développement des propriétés qui seront gérées par une société mexicaine détenue conjointement par les co-partenaires. Dia Bras et Pershimco détiennent chacun un intérêt de 50 % dans les propriétés. Les propriétés sont assujetties à une redevance de 2 % dont 1 % peut être rachetée au coût de 1 018 600 $[(1)] (1 million de dollars américains).

d) Le 14 juin 2006, la Société a signé une lettre d'entente avec Compañia Minera Cusi (« Minera Cusi »), une société mexicaine fermée, en vue de conclure une convention d'option pour acquérir un intérêt de 100 % dans plusieurs concessions minières (1 133,5 hectares) en contrepartie d'un montant de 5 000 000 $ US payable sur une période de trois ans.

En avril 2008, la Société a négocié une nouvelle entente avec Minera Cusi et revu le calendrier des paiements. Cette nouvelle entente constitue une convention d'achat au montant de 3 060 000 $ US payable comme suit: 500 000 $ US payable à la date de signature, 509 252 $[1] (500 000 $ US) en novembre 2008, et quatre versements trimestriels de 524 530 $[1] (515 000 $ US) chacun en mars, juin, septembre et décembre 2009. Au 30 juin 2008, un montant de 2 622 650 $ (2 560 000 $ US) est inclus dans les concessions minières à payer.

Les propriétés sont assujetties à une redevance à échelle variable au bénéfice de Minera Cusi égale à 2 % si le prix de l'argent n'excède pas 11,20 $[1] (11,00 $ US) l'once et à 3 % si le prix de l'argent est supérieur à 11,20 $[1] (11,00 $ US) l'once.

[1] Au taux de change du 30 juin 2008

b) Terrain, bâtiments et équipements d'exploration

			Au 30 juin 2008
	Coût	**Amortissement cumulé**	**Montant net**
	$	**$**	**$**
Terrain	273 813	-	273 813
Bâtiments			
Usine	1 808 410	436 502	1 371 908
Camp	420 520	157 010	263 510
Machinerie et équipements	13 229 693	5 093 587	8 136 106
Mobilier de bureau et matériel informatique	982 450	533 089	449 361
Matériel roulant	3 438 028	1 736 560	1 701 468
	20 152 914	7 956 748	12 196 166

			Au 31 décembre 2007
	Coût	**Amortissement cumulé**	**Montant net**
	$	**$**	**$**
Terrain	273 813	-	273 813
Bâtiments			
Usine	1 808 410	386 648	1 421 762
Camp	404 802	115 329	289 473
Machinerie et équipements	12 754 949	3 936 585	8 818 364
Mobilier de bureau et matériel informatique	940 400	415 206	525 194
Matériel roulant	3 445 913	1 496 164	1 949 749
	19 628 287	6 349 932	13 278 355

10 Capital-actions

Autorisé

Un nombre illimité d'actions ordinaires sans valeur nominale

Émis

Les mouvements dans le capital-actions de la Société se détaillent comme suit :

	Période de six mois terminée le 30 juin 2008		Exercice terminé le 31 décembre 2007	
	Nombre d'actions	Montant	Nombre d'actions	Montant
		$		$
Solde au début de la période	111 371 269	53 218 198	109 550 905	51 308 067
Émises à la suite de l'exercice d'options de rémunération (note 11)	-	-	996 364	1 181 141
Émises à la suite de la levée d'options d'achat d'actions (notes 12 et 13)	130 000	73 588	824 000	728 990
Solde à la fin de la période	111 501 269	53 291 786	111 371 269	53 218 198

11 Options de rémunération

En 2007, les mouvements dans le nombre de bons de souscription en circulation se détaillent comme suit :

	Exercice terminé le 31 décembre 2007	
	Nombre d'options de rémunération	Montant
		$
Solde au début de la période	1 046 500	193 603
Exercés (note10)	(996 364)	(184 328)
Échus (note 13)	(50 136)	(9 275)
Solde à la fin de la période	-	-

Au 30 juin 2008, il n'y avait aucune option de rémunération en circulation.

Au cours de l'exercice terminé le 31 décembre 2007, la Société a émis 996 364 actions ordinaires à la levée de 996 364 options de rémunération pour un produit total au comptant de 996 364 $. Le solde de 50 136 options de rémunération est venu à échéance le 16 août 2007.

12 Régime d'options d'achat d'actions

La Société a un régime d'options d'achat d'actions selon lequel le conseil d'administration peut, de temps à autre, attribuer des options permettant d'acquérir des actions ordinaires de la Société à ses employés, administrateurs, dirigeants et consultants. Les conditions et le prix de levée de chaque option sont déterminés par les membres du conseil d'administration. Au 30 juin 2008, le régime d'options d'achat d'actions stipule que : i) le nombre maximal d'actions ordinaires dans le capital de la Société qui peut être réservé pour attribution en vertu du régime est établi à 10 900 000 (10 900 000 au 31 décembre 2007); et ii) que le nombre maximal d'actions ordinaires réservées à l'attribution des options à un seul bénéficiaire ne peut dépasser 5 % des actions ordinaires en circulation à la date d'attribution.

Les options doivent être levées au plus tard cinq ans après la date d'attribution et le prix de levée ne peut être inférieur à la valeur marchande des actions ordinaires à la date d'attribution. De septembre 2006 à novembre 2007, le droit de levée était acquis dès l'attribution de l'option. La période d'acquisition des droits de levée pour toutes les options attribuées après novembre 2007 est de deux ans comme suite : 33 1/3 % à la date d'attribution des options, 33 1/3 % un an après la date d'attribution, et 33 1/3 % deux ans après la date d'attribution.

Le 14 avril 2008, le conseil a attribué un total de 330 000 options d'achat d'actions ordinaires de la Société à un administrateur et dirigeant, un dirigeant et un employé. Les options peuvent être levées en tout temps à un prix de 0,61 $ jusqu'au 14 avril 2013.

Le 11 juin 2008, le conseil a attribué un total de 300 000 options d'achat d'actions ordinaires de la Société aux nouveaux administrateurs et à un consultant. Les options peuvent être levées en tout temps à un prix de 0,45 $ jusqu'au 11 juin 2013.

Les mouvements dans les options d'achat d'actions en circulation de la Société se détaillent comme suit :

	Période de six mois terminée le 30 juin 2008		**Exercice terminé le 31 décembre 2007**	
	Nombre d'options	**Prix de levée moyen**	**Nombre d'options**	**Prix de levée moyen**
		$		**$**
Solde au début de l'exercice	10 318 333	0,72	8 957 333	0,60
Attribuées	630 000	0,53	2 515 000	1,10
Levées (note 10)	(130 000)	0,34	(824 000)	0,60
Annulées	(40 000)	0,98	(330 000)	0,91
Solde à la fin de l'exercice	10 778 333	0,71	10 318 333	0,72

Les options d'achat d'actions en circulation et pouvant être levées au 30 juin 2008 se détaillent comme suit :

	Nombre d'options		
Prix de levée $	**En circulation**	**Pouvant être levées**	**Date d'échéance**
0,85	600 000	600 000	octobre 2008
0,75	930 000	930 000	août 2009
0,75	400 000	400 000	février 2010
0,30	1 273 333	1 273 333	septembre 2010
0,22	125 000	125 000	septembre 2010
0,40	2 495 000	2 495 000	février 2011
0,90	1 890 000	1 890 000	septembre 2011
1,10	1 735 000	1 735 000	avril 2012
1,28	250 000	250 000	juin 2012
1,25	150 000	150 000	juillet 2012
0,89	300 000	300 000	octobre 2012
0,61	330 000	110 000	avril 2013
0,45	300 000	100 000	juin 2013
	10 778 333	10 358 333	

Au cours de la période de six mois terminée le 30 juin 2008, la rémunération à base d'actions s'est élevée à 87 555 $, dont 13 462 $ capitalisés aux actifs miniers (1 541 044 $, dont 772 898 $ capitalisés aux actifs miniers pour la même période de 2007) sur la base des options attribuées à des dirigeants et des consultants participant directement au programme d'exploration au Mexique. Le solde de 74 093 $ (768 146 $ en 2007) a été comptabilisé aux états des résultats, résultat étendu et revenu (déficit) consolidés.

En 2007, la juste valeur des options attribuées a été estimée à l'aide du modèle Black-Scholes de fixation du prix des options à partir des hypothèses suivantes :

	Période de six mois terminée le 30 juin 2008	**Période de six mois terminée le 30 juin 2007**
Dividende moyen par action	Néant	Néant
Volatilité estimée	75 %	94 %
Taux d'intérêt sans risque	2,87 %	3,93 %
Durée estimative des options attribuées	4 ans	4 ans
Options attribuées dont le prix de levée égale le cours de l'action à la date d'octroi :		
Valeur estimative de chaque option attribuée	0,30 $	0,75 $
Prix de levée	0,53 $	1,12 $

13 Surplus d'apport

	Période de six mois terminée le 30 juin 2008	Exercice terminé le 31 décembre 2007
	$	$
Solde au début de la période	8 169 052	6 590 223
Rémunération à base d'actions (note 12)	87 555	1 806 544
Levée d'options (note 10)	(29 588)	(236 990)
Expiration de bons de souscription (note 11)	-	9 275
Solde à la fin de la période	8 227 019	8 169 052

14 Information relative au capital

La Société définit le capital comme étant composé du déficit, du capital-actions, des passifs à court et à long terme, du placement temporaire et de la trésorerie et des équivalents de trésorerie.

Les objectifs de gestion du capital de la Société sont les suivants :

a) Préserver la capacité de la Société à poursuivre ses activités; et

b) S'assurer qu'elle dispose de suffisamment de capital pour développer ses projets miniers et éventuellement, les passer au stade de production commerciale.

La Société surveille de façon continue l'évolution du capital par un strict contrôle des dépenses et en modifiant, lorsque nécessaire, son programme d'exploration et de mise en valeur au fur et à mesure de sa réalisation.

Au 30 juin 2008, la Société n'était soumise à aucune exigence concernant son capital en vertu de règles extérieures à l'exception des concessions minières payables décrites dans la note 9 a) ii), iii) et vi) b), d). Toutefois, elle s'est engagée à réaliser un programme environnemental de dépenses en capital à l'usine de Malpaso (note 19 c)).

15 Impôts sur les bénéfices

La provision pour impôts sur les bénéfices est différente du montant qui aurait été calculé en appliquant le taux d'imposition statutaire combiné canadien comme suit :

	Période de six mois terminée le 30 juin 2008	Période de six mois terminée le 30 juin 2007
	$	$
Perte avant impôts sur les bénéfices	(978 147)	(3 234 621)
Économie d'impôt au taux d'imposition statutaire combiné de 31,9 % (32 % en 2007)	(312 028)	(1 035 079)
Écart de taux d'imposition au Mexique	1 438	86 058
Pertes fiscales expirées	64 757	-
Rémunération à base d'actions	23 636	247 343
Augmentation de l'investissement temporaire	18 646	(155 040)
Augmentation (diminution) de la provision pour moins-value	421 945	255 000
Radiation d'actifs miniers	210 304	383 965
Gain (perte) de change déductible au Mexique	(443 625)	392 554
Inflation imposable sur les pertes et passifs financiers nets au Mexique	44 443	168 172
Éléments non déductibles au Mexique	21 459	24 143
Augmentation de la perte fiscale	-	18 245
Autre	4 869	(361)
	55 844	385 000

16 Obligation liée à la mise hors service d'immobilisations

Aux 30 juin 2008 et 31 décembre 2007, à la suite de la révision du statut de ses opérations, en conformité avec la législation environnementale actuellement en vigueur au Mexique, la Société a déterminé qu'elle n'a aucune obligation liée à la mise hors service d'immobilisations et, par conséquent, n'a pas comptabilisé de provision à cet égard.

Dans l'optique de l'étude de faisabilité, la Société va commander une étude d'impact environnemental à Bolivar à la suite de laquelle une obligation liée à la mise hors service d'immobilisations pourrait naître.

Tout passif résultant de l'obligation liée à la mise hors service d'immobilisations sera constaté dans l'exercice au cours duquel naîtra l'obligation.

17 Flux de trésorerie

	Période de six mois terminée le 30 juin 2008	Période de six mois terminée le 30 juin 2007
	$	$
a) La variation des éléments hors caisse du fonds de roulement se détaille comme suit :		
Taxes à la consommation et autres débiteurs	(684 698)	320 491
Stocks du programme d'exploitation pilote	504 346	(21 403)
Frais payés d'avance	(107 124)	(16 065)
Comptes créditeurs et charges à payer	(1 119 171)	121 316
Impôts sur les bénéfices à recevoir/exigibles	(193 078)	72 575
	(1 599 725)	476 914
	$	$
b) Informations additionnelles – transactions non monétaires		
Rémunération à base d'actions capitalisée aux actifs miniers (note 12)	13 462	772 898
Additions aux actifs miniers comprises dans les comptes créditeurs et charges à payer	2 123 685	739 651
Variation des débiteurs (créditeurs) clients comprise dans les actifs miniers	(1 067 108)	2 331 818
Amortissement des bâtiments et équipements d'exploration capitalisés	1 606 237	1 574 575
	$	$
c) Intérêts et impôts sur le revenu		
Intérêts payés	7 984	25 421
Impôts sur les bénéfices payés et paiements d'impôts anticipés	85 889	57 425

18 Opérations entre apparentés

Au cours de la période de six mois terminée le 30 juin 2008, des sociétés contrôlées par des dirigeants de la Société ont facturé des honoraires de consultation totalisant 199 549 $ (434 881 $ pour la période de six mois terminée le 30 juin 2007) dont 132 002 $ capitalisés dans les frais d'exploration reportés (329 102 $ pour la période de six mois terminée le 30 juin 2007). Au 30 juin 2008, aucun montant n'était dû à ces sociétés (35 770 $ au 30 juin 2007).

Les opérations entre apparentés ont lieu dans le cours normal des activités et sont mesurées à la valeur d'échange, soit le montant de la contrepartie établi et accepté par les apparentés.

19 Engagements

a) En janvier 2008, la Société a signé une promesse d'achat du terrain qui loge l'usine de Malpaso auprès de l'État de Chihuahua au coût total approximatif de 270 000 $ (2 874 144 pesos Mx). La chambre du congrès de l'État de Chihuahua a tout récemment approuvé la transaction, et les ententes sont en voie de préparation. Les paiements s'échelleront sur une période de deux ans incluant 50 % du montant à la date de signature.

b) En 2007, dans le cours normal des affaires, la Société a garanti un contrat de crédit-bail pour l'acquisition par un tiers (le « Créancier ») d'équipements de transport pour un montant approximatif de 400 000 $ (4 420 380 pesos Mx) en faveur du prêteur du Créancier. Le contrat de crédit-bail original avait un terme de douze mois à partir de la date de signature en mai 2007, et l'obligation du Créancier est garantie par les équipements de transport. De plus, la Société a avancé 113 600 $ (115 000 $ US) au Créancier. Le Créancier fournit des services de transport en vertu d'un contrat de service conclu avec à la Société. En mars 2008, la Société a été informé que le Créancier était en défaut de paiement de son obligation. La Société n'a aucun lien sur les actifs du Créancier. La Société a conclu une entente avec le Créancier afin de sécuriser le remboursement de l'obligation du Créancier à partir des paiements des charges de transport.

   De plus, le 15 avril 2008, le Créancier a signé un billet à ordre en faveur de la Société, au montant de 494 000 $ (500 000 $ US) afin de protéger toute obligation éventuelle de la Société. En date du 15 août 2008, la Société a payé, au nom du Créancier, le montant total dû en vertu du contrat de crédit-bail et a, par conséquent, augmenté l'avance dû de la part du Créancier qui est approximativement 123 500 $ (1 249 323 pesos Mx). La Société est confiante qu'elle ne subira aucune perte résultant de cette transaction et, par conséquent, aucune provision pour perte éventuelle n'a été enregistrée en regard à cette garantie dans les états financiers consolidés de la Société aux 30 juin 2008 et 31 décembre 2007.

c) La Société a élaboré un programme environnemental de dépenses en capital de l'ordre de 350 000 $ afin d'aménager un espace propice à la gestion des résidus miniers à l'usine de Malpaso. Les coûts relatifs à ce programme seront capitalisés lorsqu'ils seront encourus. Conséquemment, aux 30 juin 2008 et 31 décembre 2007, aucune provision n'a été enregistrée à cet égard dans les comptes créditeurs et charges à payer.

d) En décembre 2006, la Société a signé un bail de cinq ans pour des espaces de bureaux dont le loyer annuel est d'environ 60 000 $.

e) En février 2004, la Société et deux autres sociétés ont signé conjointement un bail d'une durée de cinq ans pour des espaces de bureaux. Le loyer annuel total à être partagé au prorata de l'utilisation entre les trois locataires se chiffre à environ 150 000 $. L'engagement annuel de la Société se chiffre à environ 50 000 $. Postérieurement à la fin de l'exercice, la Société et les autres parties concernées ont conclu un accord de sous-location sur la durée restante du bail original.

20 Éventualité

En 2005, un individu a engagé une poursuite au Mexique contre la filiale de la Société, Dia Bras Mexicana S.A. de C.V. (« DBM »), visant l'annulation et la révocation des conventions d'achat de deux concessions minières, Bolivar III et IV (se référer à la note 9 iv)) conclues entre DBM et M. Javier Octavio Bencomo Muñoz et Minera Senda de Plata, S.A. de C.V. Après signification de la poursuite contre DBM, la Société a déposé une défense sur la base que la capacité juridique du demandeur d'engager une poursuite au nom d'un ancien propriétaire est contestable. Bien qu'on ne soit pas assuré du résultat des procédures, la direction et ses conseillers juridiques sont d'avis, étant donné que le requérant prétend à l'annulation et à la révocation des contrats d'achat, qu'il n'y aura pas d'incidence importante sur la situation financière ou les résultats d'exploitation de DBM. La réussite très improbable de cette poursuite pourrait résulter en une dévaluation de la propriété Mine Bolivar.

21 Chiffres correspondants

Les chiffres correspondants comportent certains retraitements en vue de les rendre conformes à la présentation de l'exercice courant.

22 Événements postérieurs à la date du bilan

Le 14 juillet 2008, la filiale en propriété exclusive de la Société, Mexicana S.A. de C.V., a contracté une facilité de crédit de fonds de roulement auprès de MRI Trading A.G. (« MRI ») au montant de 2 000 000 US $. Cette avance porte intérêt au taux LIBOR trois mois plus 4 % payable mensuellement sur une période de 18 mois commençant 6 mois après la réception des fonds.

En sus de cette entente, la Société a accepté de vendre à MRI la production totale de concentrés de zinc, cuivre et plomb-argent jusqu'à la mi-2010.

File No. 82-34990

DIA BRAS
exploration

DIA BRAS EXPLORATION INC.

(AN EXPLORATION-STAGE COMPANY)

Interim Consolidated Financial Statements

Six-month period ended June 30, 2008

(Unaudited)

DIA BRAS
exploration

NOTICE TO READERS OF THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The unaudited interim consolidated financial statements of Dia Bras Exploration Inc. for the six-month period ended June 30, 2008 have not been reviewed by the Company's external auditors.

EDOUARDO GONZALEZ, Director

LEONARD TEOLI, Chief Financier Officer

Montréal, Québec
August 28, 2008

Dia Bras Exploration Inc.

(an exploration-stage company)

Consolidated Balance Sheets

	As at June 30, 2008 $ (unaudited)	As at December 31, 2007 $ (audited)
Assets		
Current assets		
Cash and cash equivalents	2,401,584	6,700,016
Sales tax and other receivables	2,294,204	1,609,506
Income tax receivable	873,427	722,515
Inventories from the pilot-mining program, at cost (note 6)	104,539	608,885
Temporary investment (note 7)	108,550	167,000
Prepaid expenses	119,963	12,839
	5,902,267	9,820,761
Property, plant and equipment (note 8)	198,105	233,000
Mining assets (note 9)	43,342,883	36,837,706
	49,443,255	46,891,467
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	3,258,637	2,254,123
Mining concessions payable (note 9 (a) (ii), (iii) and (vi) (b) (d))	1,713,649	-
Trade payables (note 5)	184,536	1,368,164
Income taxes payable	-	42,166
Deferred tenant allowance	19,188	19,188
	5,176,010	3,683,641
Long-term liabilities		
Mining concessions payable (note 9 (vi) (d))	1,049,060	-
Excess cost recovery – pilot mining (note 9 (a))	5,185,831	4,263,442
Deferred tenant allowance	59,162	68,756
	11,470,063	8,015,839
Shareholders' Equity		
Share capital (note 10)	53,291,786	53,218,198
Contributed surplus (note 13)	8,227,019	8,169,052
Deficit	(23,545,613)	(22,511,622)
	37,973,192	38,875,628
	49,443,255	46,891,467

Commitments and Contingency (notes 19 and 20)

Dia Bras Exploration Inc.

(an exploration-stage company)

Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit

	For the three-month period ended June 30, 2008	For the three-month period ended June 30, 2007	For the six-month period ended June 30, 2008	For the six-month period ended June 30, 2007
	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income				
Interest income	18,066	222,207	61,771	332,099
Change in value of temporary investment	-	374,000	-	484,500
Net gain on variation of commodity market prices	-	951,763	770,654	-
Gain on currency exchange	81,882	-	173,081	-
Miscellaneous revenues	24,971	769	64,512	769
	124,919	1,548,739	1,070,018	817,368
Expenses				
Administrative expenses	506,527	456,861	1,113,405	974,113
Stock-based compensation costs (note 12)	74,093	726,152	74,093	768,146
Interest expenses	4,371	10,657	7,984	25,421
Amortization of property, plant and equipment	18,943	20,185	37,810	27,376
Loss on disposal of land, exploration buildings and equipment	886	-	5,339	-
Write-off of mining assets	751,084	1,199,891	751,084	1,199,891
Net loss on variation of commodity market prices	603,051	-	-	330,652
Other project costs	-	6,080	-	6,080
Loss (gain) on change in value of temporary investment	(8,350)	-	58,450	-
Loss on currency exchange	-	574,303	-	720,310
	1,950,605	2,994,129	2,048,165	4,051,989
Loss before income taxes for the period	(1,825,686)	(1,445,390)	(978,147)	(3,234,621)
Future income tax provision (recovery) (note 15)				
Current	(11,685)	37,000	55,844	130,000
Future	-	714,000	-	255,000
	(11,685)	751,000	55,844	385,000
Loss and comprehensive loss for the period	(1,814,001)	(2,196,390)	(1,033,991)	(3,619,621)
Deficit – Beginning of period	(21,731,612)	(14,751,154)	(22,511,622)	(13,727,423)
Change in accounting policy related to financial instruments (note 3)	-	-	-	399,500
Deficit – End of period	(23,545,613)	(16,947,544)	(23,545,613)	(16,947,544)
Basic and diluted loss per share	(0.02)	(0.02)	(0.01)	(0.03)
Basic and diluted weighted average number of outstanding shares	111,373,027	110,192,899	111,373,027	109,929,586

Dia Bras Exploration Inc.

(an exploration-stage company)

Consolidated Statements of Cash Flows

	For the three-month period ended June 30, 2008	2007	For the six-month period ended June 30, 2008	2007
	$ (unaudited)	$ (unaudited)	$ (unaudited)	$ (unaudited)
Cash flows from				
Operating activities				
Loss for the period	(1,814,001)	(2,196,390)	(1,033,991)	(3,619,621)
Adjustments for				
Stock-based compensation costs (note 12)	74,093	726,152	74,093	768,146
Amortization of property, plant and equipment	18,943	20,185	37,810	27,376
Amortization of deferred tenant allowance	(4,797)	(6,396)	(9,594)	(6,396)
Loss on disposal of land, exploration buildings and equipment	886	-	5,339	-
Write-off of mining assets	751,084	1,199,891	751,084	1,199,891
Unrealized (gain) loss on variation of commodity market prices	707,629	(951,763)	(116,520)	330,652
Loss (gain) on change in value of temporary investment	(8,350)	(374,000)	58,450	(484,500)
Loss on currency exchange	-	574,303	-	720,310
Future income taxes	-	714,000	-	255,000
	(274,513)	(294,018)	(233,329)	(809,142)
Changes in non-cash working capital items (note 17)	(1,611,261)	(887,574)	(1,599,725)	476,914
	(1,885,774)	(1,181,592)	(1,833,054)	(332,228)
Financing activities				
Issuance of share capital	32,000	816,587	44,000	1,034,587
	32,000	816,587	44,000	1,034,587
Investing activities				
Increase in mining assets (excluding land, exploration buildings and equipment)	(6,331,739)	(8,413,660)	(14,641,355)	(17,155,772)
Increase in land, exploration buildings and equipment	(163,914)	(2,303,182)	(553,576)	(5,003,739)
Proceeds from sales of concentrates	6,999,035	6,329,934	12,664,279	13,428,013
Disposal of land, exploration buildings and equipment	15,324	-	24,189	-
Acquisition of property, plant and equipment	(424)	(32,856)	(2,915)	(186,045)
	518,282	(4,419,764)	(2,509,378)	(8,917,543)
Decrease in cash and cash equivalents during the period	(1,335,492)	(4,784,769)	(4,298,432)	(8,215,184)
Cash and cash equivalents – Beginning of period	3,737,076	16,274,172	6,700,016	19,704,587
Cash and cash equivalents – End of period	2,401,584	11,489,403	2,401,584	11,489,403

Additional cash flow information (note 17)

1 Nature of operations

Dia Bras Exploration Inc. (the "Company"), an exploration-stage company, incorporated under the *Canada Business Corporations Act* on April 11, 1996, is principally in the business of acquisition, exploration and development of mineral properties.

The Company, through its wholly owned Mexican subsidiary Dia Bras Mexicana, owns or controls several mining concessions located in the States of Chihuahua and Jalisco, Mexico, which are presently at the exploration stage. Until it is determined that the properties contain mineral reserves or resources that can be economically mined, they are classified as mining properties. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves and resources, confirmation of the Company's interest in the underlying mineral concessions, receipt of necessary permits and the ability of the Company to obtain the necessary financing to complete the development and construction of processing facilities, on-site where applicable, as well as future profitable production or, alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

In accordance with industry standards for properties at that stage of exploration, the Company is taking reasonable measures to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers, and title may be affected, among other things, by undetected defects (refer to notes 9 and 20).

2 Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiaries, Dia Bras Mexicana S.A. de C.V., Servicios de Minería de la Sierra S. de R.L. de C.V and Bolivar Administradores S.A. de C.V.

3 Significant accounting policies and new accounting standards

(a) Significant accounting policies

The interim consolidated financial statements of the Company have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements of the Company as at December 31, 2007, except as noted hereafter. The disclosure provided hereafter is incremental to that included in the annual audited consolidated financial statements. These interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual consolidated financial statements and should be used in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2007.

(b) New accounting standards

As of January 1, 2008, the Company adopted the following CICA new Handbook Sections:

Section 3862, "Financial Instruments – Disclosures"

This section describes the required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risks arising from financial instruments to which entity is exposed and how the entity manages those risks.

Section 3863, "Financial Instruments – Presentation"

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It details the presentation of standards described in Section 3861, "Financial Instruments – Disclosure and Presentation".

Section 1535, "Capital Disclosures"

This section establishes standards for disclosing information about an entity's capital and how it is managed. It describes the disclosure of the entity's objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance.

Section 1400, "General Standards of Financial Statement Presentation"

Section 1400 was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. These new requirements will not have any impact on the consolidated financial statements as the Company is already assessing its ability to continue as a going concern.

Section 3031 "Inventories"

This section replaces the existing section 3030. Under the new section, inventories are required to be measured at the "lower of cost and net realizable value", which is different from the existing guidance of the "lower of cost and market". The new section also requires, when applicable, the reversal of any write-downs previously recognized.

4 Financial instruments and risk management

(a) Financial Instruments

The Company has classified financial instruments as follows:

	As at June 30, 2008	As at December 31, 2007
	$	$
Financial Assets		
Held-for-trading, measured at faire value		
Cash and cash equivalents	2,401,584	6,700,016
Temporary investments	108,550	167,000
Loans and receivable – measured at amortized costs		
Sales tax and other receivables	2,294,204	1,609,506
Income tax receivable	873,427	722,515
Financial Liabilities		
Held-for-trading, measured at fair value		
Trade payables	184,536	1,368,164
Other liabilities, measured at amortized costs		
Accounts payable and accrued liabilities	4,991,474	2,315,477

The Company had no held-to-maturity financial instruments during the quarter ended June 30, 2008 or during the year ended December 31, 2007.

(b) Allowance account for credit losses

	As at June 30, 2008	Year ended December 31, 2007
	$	$
Sales tax and other receivables	2,294,204	1,609,506
Income tax receivable	873,427	722,515
Allowance for doubtful accounts	-	-
	3,167,631	2,332,021

As at June 30, 2008, management considers none of the accounts receivable doubtful and therefore no allowance has been registered.

(c) Fair value

The Company has determined the estimated fair value of its financial instruments based on estimates and assumptions. The actual results may differ from those estimates, and the use of different assumptions or methodologies may have material effects on the estimated fair value amounts.

The fair value of cash and cash equivalents, receivable from pilot mining, accounts payable and accrued liabilities is comparable to their carrying value due to the relative short period to maturity of the instruments.

The temporary investment and provision for final settlement are measured at their fair market value.

(d) Risk management policies and hedging activities

The Company is sensitive to changes in commodity prices, foreign exchange and interest rates. The Company's board of directors has overall responsibility for the establishment and oversight of the Company's risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, future and forward contracts, it does not generally enter into such arrangements. Similarly, derivative financial instruments are not used to reduce these financial risks.

Interest rate risk

The Company's trade receivables (payables), accounts payable and accrued liabilities and mining concessions payable are non-interest bearing. Cash and cash equivalents bear interest at variable and fixed rates.

Foreign exchange risk

The Company's sales of concentrates and part of its purchases are denominated in foreign currencies, primarily in U.S. dollars and Mexican pesos. Consequently, certain assets and liabilities namely cash and cash equivalents, trade receivables and payables, sales tax and other receivables, income tax receivable and payable, accounts payable and accrued liabilities, mining concessions payable, as well as certain revenues and expenses, include amounts that are exposed to currency fluctuations.

As at June 30, 2008, the following balance sheet items included amounts in foreign currencies as follows:

			As at June 30, 2008
	US$	**Mx Pesos**	**Equivalent CA$**
Cash and cash equivalents	483,216	1,039,073	594,917
Trade receivables	(181,166)	-	(184,536)
Sales tax and other receivables	-	23,208,856	2,294,204
Accounts payable and accrued liabilities and income tax receivable and payable	(3,771)	(24,129,500)	(2,385,210)
Mining concessions payable	(1,682,500)	-	(1,713,649)
Net balance	(1,384,221)	118,429	(1,394,274)

			As at December 31, 2007
	US$	**Mx Pesos**	**Equivalent CA$**
Cash and cash equivalents	1,122,440	619,342	1,164,824
Trade receivables	-	-	-
Sales tax and other receivables	-	16,858,433	1,525,520
Accounts payable and accrued liabilities and income tax receivable and payable	(12,788)	(16,452,464)	(1,501,416)
Trade payables	(1,384,958)	-	(1,368,103)
Net balance	(275,306)	1,025,311	(179,175)

Credit risk

The Company is subject to concentrations of credit risk through cash and cash equivalents, trade receivables (payables), and sales tax and other receivables. The Company maintains substantially all of its cash and cash equivalents with major financial institutions in Canada and in Mexico. Therefore, according to management, credit risk of counterparty non-performance is remote. The totality of the Company's trade receivables (payables) is with a sole client and is subject to normal credit risks. The totality of sales tax receivable is with the Government of Mexico, and, as such, management believes it also represents a normal credit risk.

Commodity price risk

The Company is exposed to commodity price risk for variations in concentrate prices, as final prices are determined by quoted market price in a period subsequent to the date of sale. The Company has the ability to address its price-related exposure through the limited use of options, future and forward contracts. At the date of the balance sheet, the Company does not use derivative instruments to mitigate this risk. In July 2008, the Company initiated a quotation period ("QP") hedging program on its open copper position which will guarantee final settlement prices on approximately 90% of the shipped copper concentrate. The Company is planning to use the same procedure with future zinc concentrate shipments.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due. To the extent the Company does not believe it has sufficient liquidity to meet these obligations, management will consider securing additional funds through equity or debt transactions.

5 Trade receivables (payables)

The Company's trade receivables (payables) are detailed as follows:

	As at June 30, 2008	As at December 31, 2007
	$	$
Receivables from pilot mining	33,338	1,048,690
Provision for final settlement*	(217,874)	(2,416,854)
	(184,536)	(1,368,164)

*The provision for final settlement represents the estimated amount which would be recovered or paid back as at June 30, 2008 on shipments of concentrates for which the Company received provisional payments of approximately 90% of the shipment value at the date of shipment. As at June 30, 2008, shipments that had not reached the final settlement stage comprised approximately 4,341 tonnes of zinc concentrate (9,566,952 lbs. payable) and 1,393 tonnes of copper concentrate (3,070,520 lbs. payable) (4,634 tonnes (10,213,000 lbs. payable) and 1,590 tonnes (3,503,000 lbs. payable), respectively, as at December 31, 2007). Final settlement value will be determined at the quotational period under the terms of the arrangement and may vary significantly from the current provisional amount.

6 Inventories from the pilot-mining program

	As at June 30, 2008	As at December 31, 2007
	$	$
Broken material (at plant site)	-	37,600
Concentrate	104,539	571,285
	104,539	608,885

7 Temporary investment

	As at June 30, 2008	As at December 31, 2007
	$	$
Pershimco Resources Inc. ("Pershimco") 835,000 common shares – at quoted market value (December 31, 2007 – 835,000 common shares at quoted market value)	108,550	167,000
	108,550	167,000

8 Property, plant and equipment

	As at June 30, 2008			
	Cost	Accumulated amortization	Net	Estimated useful life
	$	$	$	
Computer equipment	87,036	46,767	40,269	3 years
Office equipment	71,133	34,648	36,485	3 years
Leasehold improvements	160,976	39,625	121,351	over the term of the lease
	319,145	121,040	198,105	

	As at December 31, 2007			
	Cost	Accumulated amortization	Net	Estimated useful life
	$	$	$	
Computer equipment	84,121	35,672	48,449	3 years
Office equipment	71,133	22,792	48,341	3 years
Leasehold improvements	160,976	24,766	136,210	over the term of the lease
	316,230	83,230	233,000	

9 Mining assets

	As at June 30, 2008	As at December 31, 2007
	$	$
Costs and deferred exploration expenses (a)	27,323,165	21,470,782
Land, exploration buildings and equipment (b)	12,196,166	13,278,355
Supplies and spare parts inventory	3,155,769	1,812,324
Deposits on mining assets	667,783	276,245
	43,342,883	36,837,706

(a) Cost and deferred exploration expenses

	Costs		Deferred exploration expenses		Total	
	As at June 30, 2008	As at December 31, 2007	As at June 30, 2008	As at December 31, 2007	As at June 30, 2008	As at December 31, 2007
	$	$	$	$	$	$
Mexico (State of Chihuahua)						
Bolivar projects						
Bolivar III and IV (Bolivar Mine property)* (iv) (note 20)	-	-	-	-	-	-
La Chaparrita (ii)	86,488	-	-	-	86,488	-
Bolivar (iii)	86,378	-	-	-	86,378	-
San José (v)	-	243,835	-	506,009	-	749,844
Other	462,551	459,605	2,195,178	2,195,178	2,657,729	2,654,783
Cusi projects (vi)						
India – Marisa (a)	240,920	240,920	1,706,162	1,706,147	1,947,082	1,947,067
Holguin – San Juan (b)	1,459,339	1,545,056	21,182	13,112	1,480,521	1,558,168
San Miguel – La Bamba (c) (option)	222,063	221,726	2,539,355	2,532,400	2,761,418	2,754,126
Mineria Cusi – Santa Edwiges/ San Nicolas (d) (option)	5,296,410	2,162,028	12,845,627	9,576,131	18,142,037	11,738,159
DBM	27,894	25,883	42,811	42,752	70,705	68,635
La Engañosa (i)	64,884	-	25,923	-	90,807	-
	7,946,927	4,899,053	19,376,238	16,571,729	27,323,165	21,470,782

	Costs		Deferred exploration expenses		Total	
	As at June 30, 2008	As at December 31, 2007	As at June 30, 2008	As at December 31, 2007	As at June 30, 2008	As at December 31, 2007
	$	$	$	$	$	$
***Bolivar III and IV (Bolivar Mine property)**						
Costs and deferred exploration expenses	1,827,109	1,797,655	71,412,406	59,146,680	73,239,515	60,944,335
Less: accumulated sales of concentrates from pilot mining	(1,827,109)	(1,797,655)	(76,598,237)	(63,410,122)	(78,425,346)	(65,207,777)
	-	-	(5,185,831)	(4,263,442)	(5,185,831)	(4,263,442)
Less: transfer to excess cost recovery – pilot mining	-	-	5,185,831	4,263,442	5,185,831	4,263,442
	-	-	-	-	-	-

(i) La Engañosa

In February 2008, the Company entered into an option agreement with Arnoldo Castañeda Martínez and Consorcio Minero Latinoamericano, S.A. de C.V. ("Martinez-Consorcio Minero") whereby it could earn a 100% interest in the La Engañosa property by paying a total amount of $1,289,134 (US$1,265,000) as follows:

a. $66,814 (US$65,000) at the date of signing (paid),
b. $76,395[1] (US$75,000) in August 2008,
c. $76,395[1] (US$75,000) in February 2009,
d. $152,790[1] (US$150,000) in August 2009,
e. $203,720[1] (US$200,000) in February 2010,
f. $305,580[1] (US$300,000) in August 2010,
g. $407,440[1] (US$400,000) in February 2011,

and by incurring minimum exploration expenditures of $305,580[1] (US$300,000) per year over the same three-year period.

The payments from d) to g) (18 months to 36 months) could be converted (at the option of Martinez-Consorcio Minero) into common shares of Dia Bras Exploration if the shares trade at or higher than $1.25. The property was subject to a 2% NSR which could be bought back for $1,527,900[1] (US$1,500,000) over a period of 6 years, plus minimum annual royalties of $48,893[1] (US$48,000) after 5 years.

In August 2008, after the first phase of exploration, management decided not to pursue this option further. Therefore, the Company has abandoned the project, and all costs and deferred exploration expenses incurred will be written off during the third quarter of 2008.

(ii) La Chaparrita

In January 2008, the Company entered into a right purchase agreement with Minera Senda de Plata regarding the La Chaparrita property covering 10.0 hectares for a total amount of US$85,000 to be paid as follows:

- $15,419 (US$15,000) at the date of signing (paid),
- $15,279[1] (US$15,000) in July 2008 (paid),
- $56,023[1] (US$55,000) in January 2009.

As at June 30, 2008, an amount of $71,302[1] (US$70,000) is included in mining concessions payable.

(iii) Bolivar

In January 2008, the Company entered into a right purchase agreement with the Fernandez Group regarding the Bolivar property covering 63.56 hectares for a total amount of US$85,000 to be paid as follows:

- $15,419 (US$15,000) at the date of signing (paid),
- $15,279[(1)] (US$15,000) in July 2008 (paid),
- $56,023[(1)] (US$55,000) in January 2009.

As at June 30, 2008, an amount of $71,302[(1)] (US$70,000) is included in mining concessions payable.

(iv) Bolivar III and IV (the "Bolivar Mine property")

In August 2004, the Company entered into a commercial agreement with the owners of the Bolivar III and Bolivar IV ("Bolivar Mine property"). The agreement provides for the acquisition by the Company of 100% of these two concessions for a consideration of US$1,200,000 payable over a two-year period. The last payment scheduled in 2006 was delayed due to legal issues (note 20).

In October 2007, the Company entered into a termination and transfer of rights agreement in reference to the commercial agreement and, upon signature, made a payment of $164,272 (US$166,250). As at June 30, 2008, an amount of $28,648[(1)] (US$28,125) remains to be paid.

(v) San José properties

In July 2003, the Company entered into an option agreement with El Paso Partners, Ltd. ("EPP") and its wholly owned subsidiary Polo y Ron Minerales S.A. de C.V. to acquire a cumulative interest of up to 100% in the San José silver and base metal properties covering 823.16 hectares, in the State of Chihuahua, Mexico, for a total consideration of US$349,500 and exploration expenditures of $1,668,467[(1)] (US$1,638,000) until July 2009. The remaining payment of $38,546 (US$37,500) for the San José project was made in February 2008, and the Company concluded that the recognition of an impairment charge for this project was not required as at December 31, 2007.

On May 30, 2008, the Company decided to abandon the San José properties. Consequently, all costs and deferred exploration expenses accumulated on the related mining concessions as at that date amounting to $751,084 have been written off in the second quarter of 2008. EPP has yet to officially accept the Company's option termination letter.

(vi) Cusi Project

In May and June 2006, the Company staked ground and entered into different agreements in order to earn interest in more than 7,500 hectares of contiguous mining concessions (the "Cusi Properties"), including 12 former mines, in the Cusihuiriachic ("Cusi") silver district in Chihuahua State, Mexico, located within 40 kilometres of the Company's Malpaso mill, as follows:

(a) La India and La Marisa properties are subject to a 1.5% NSR of up to a maximum of $1,527,900(1) (US$1,500,000) with a $1,018,600(1) (US$1,000,000) buy-back option.

(b) The Holguin properties, including the San Juan property, covering 1,676 hectares, are subject to a 1.5% NSR of up to a maximum of $1,527,900(1) (US$1,500,000). The NSR can be purchased for $1,018,600(1) (US$1,000,000). As at June 30, 2008, an amount of $12,733(1) (US$12,500) remains to be paid. This amount is included in mining concessions payable. The majority of the property titles have been transferred to the Company and the others are in the process of being transferred.

(c) On May 31, 2006, the Company entered into an option agreement with Pershimco Resources Inc. ("Pershimco"). As at June 30, 2008, the Company had earned a 50% interest in the San Miguel-La Bamba properties.

In June 2008, the Company and Pershimco Resources Inc. entered into a joint venture agreement ("JVA") for the San Miguel and La Bamba properties, which cover 36 hectares in the Cusi Silver Mining District. Pursuant to the terms of the JVA, Pershimco must incur US$1.5 million of expenditures on the properties before having the right to acquire an additional 20% interest on the properties at a cost of US$1.0 million. The JVA provides for Pershimco being the operator for all exploration and development of the properties which will be managed through a jointly owned Mexican subsidiary. Pershimco and Dia Bras each hold a 50% interest in the properties. The properties are subject to a 2% NSR of which 1% may be bought back for $1,018,600(1) (US$1,000,000).

(d) On June 14, 2006, the Company signed a letter of intent to enter into an option agreement to earn a 100% interest in several mining concessions (1,133.5 hectares) with Compañia Minera Cusi ("Minera Cusi"), a private Mexican company, for US$5,000,000 payable over three years.

In April 2008, the Company negotiated new terms of agreement with Minera Cusi in order to redefine the schedule of payments. The new agreement represents a purchase agreement for a total amount of US$3,060,000 to be paid as follows: US$500,000 (paid at the date of signing), $509,252(1) (US$500,000) in November 2008 and four quarterly instalments of $524,530(1) (US$515,000) in March, June, September and December 2009. As at June 30, 2008, an amount of $2,622,650 (US$2,560,000) is included in mining concessions payable.

The properties are subject to a sliding scale royalty in favour of Minera Cusi as follows: 2% NSR if the price of silver is equal to a maximum of $11.20(1) (US$11.00) per ounce or 3% NSR if the price of silver exceeds $11.20(1) (US$11.00) per ounce.

(1) Converted at the rate of exchange in effect as at June 30, 2008.

(b) Land, exploration buildings and equipment

			As at June 30, 2008
	Cost	Accumulated amortization	Net
	$	$	$
Land	273,813	-	273,813
Buildings			
Plant	1,808,410	436,502	1,371,908
Camp	420,520	157,010	263,510
Machinery and equipment	13,229,693	5,093,587	8,136,106
Computers and office furniture	982,450	533,089	449,361
Rolling stock	3,438,028	1,736,560	1,701,468
	20,152,914	7,956,748	12,196,166

			As at December 31, 2007
	Cost	Accumulated amortization	Net
	$	$	$
Land	273,813	-	273,813
Buildings			
Plant	1,808,410	386,648	1,421,762
Camp	404,802	115,329	289,473
Machinery and equipment	12,754,949	3,936,585	8,818,364
Computers and office furniture	940,400	415,206	525,194
Rolling stock	3,445,913	1,496,164	1,949,749
	19,628,287	6,349,932	13,278,355

10 Share capital

Authorized

An unlimited number of common shares without par value

Issued

Changes in the Company's share capital were as follows:

	For the six-month period ended June 30, 2008		For the year ended December 31, 2007	
	Number of shares	Amount	Number of shares	Amount
		$		$
Balance – Beginning of the period	111,371,269	53,218,198	109,550,905	51,308,067
Issued following exercise of compensation options (note 11)	-	-	996,364	1,181,141
Issued following exercise of stock options (notes 12 and 13)	130,000	73,588	824,000	728,990
Balance – End of the period	111,501,269	53,291,786	111,371,269	53,218,198

11 Compensation options

Changes in the Company's outstanding compensation options in 2007 were as follows:

	For the year ended December 31, 2007	
	Number of compensation options	Amount
		$
Balance – Beginning of the period	1,046,500	193,603
Exercised (note 10)	(996,364)	(184,328)
Expired (note 13)	(50,136)	(9,275)
Balance – End of the period	-	-

As at June 30, 2008, there are no outstanding compensation options.

During the year ended December 31, 2007, 996,364 compensation options were exercised for total cash proceeds of $996,364, and consequently the Company issued 996,364 common shares. The remaining 50,136 compensation options expired on August 16, 2007.

12 Stock option plan

The Company maintains a stock option plan (the "Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors or consultants options to acquire common shares of the Company on such terms and at such exercise prices as may be determined by the Board. As at June 30, 2008, the Plan provides that: i) the maximum number of common shares in the capital of the Company that may be reserved for issuance under the Plan shall be equal to 10,900,000 (as of December 31, 2007 – 10,900,000) common shares, and ii) that the maximum number of common shares that may be reserved for issuance to any one optionee pursuant to a share option may not exceed 5% of the common shares outstanding at the time of grant.

The options must be exercised within five years of grant. The exercise price may not be lower than the market price of the common shares at the time of grant. Beginning September 2006, up until November 2007, options granted were entirely vested at the date of grant. All options granted after November 2007 have a vesting period of two years as follows: 33 1/3% on the grant of the options, 33 1/3% one year after the grant and 33 1/3% two years after the grant of the options.

On April 14, 2008, the Board granted a total of 330,000 options to purchase common shares of the Company to a director and officer, an officer and an employee. The options are exercisable at any time at a price of $0.61 until April 14, 2013.

On June 11, 2008, the Board granted a total of 300,000 options to purchase common shares of the Company to its new directors and a consultant. The options are exercisable at any time at a price of $0.45 until June 11, 2013.

A summary of changes in the Company's stock options outstanding is presented below:

	For the six-month period ended June 30, 2008		For the year ended December 31, 2007	
	Number of options	**Average exercise price**	**Number of options**	**Average exercise price**
		$		**$**
Beginning of the period	10,318,333	0.72	8,957,333	0.60
Granted	630,000	0.53	2,515,000	1.10
Exercised (note 10)	(130,000)	0.34	(824,000)	0.60
Cancelled	(40,000)	0.98	(330,000)	0.91
End of the period	10,778,333	0.71	10,318,333	0.72

A summary of options outstanding and exercisable as at June 30, 2008 is presented below:

Exercise price	Number of options		Expiry date
	Outstanding	Exercisable	
$			
0.85	600,000	600,000	October 2008
0.75	930,000	930,000	August 2009
0.75	400,000	400,000	February 2010
0.30	1,273,333	1,273,333	September 2010
0.22	125,000	125,000	September 2010
0.40	2,495,000	2,495,000	February 2011
0.90	1,890,000	1,890,000	September 2011
1.10	1,735,000	1,735,000	April 2012
1.28	250,000	250,000	June 2012
1.25	150,000	150,000	July 2012
0.89	300,000	300,000	October 2012
0.61	330,000	110,000	April 2013
0.45	300,000	100,000	June 2013
	10,778,333	10,358,333	

During the six-month period ended June 30, 2008, stock-based compensation costs amounted to $87,555 including $13,462 capitalized to mining assets, compared with $1,541,044, including $772,898 capitalized to mining assets for the same period in 2007, on the basis that the options were granted to officers and consultants involved in the exploration program in Mexico, and the balance of $74,093 ($768,146 in 2007) was recorded in the Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit.

The weighted average of estimated fair value of each option granted was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	For the six-month period ended June 30, 2008	For the six-month period ended June 30, 2007
Average dividend per share	Nil	Nil
Estimated volatility	75%	94%
Risk-free interest rate	2.87%	3.93%
Expected life of options granted	4 years	4 years
Options granted which exercise price equals the market price of the stock on the grant date:		
Estimated faire value of option	$0.30	$0.75
Exercise price	$0.53	$1.12

13 Contributed surplus

	For the six-month period ended June 30, 2008	For the year ended December 31, 2007
	$	$
Balance – Beginning of the period	8,169,052	6,590,223
Stock-based compensation costs (note 12)	87,555	1,806,544
Exercise of options (note 10)	(29,588)	(236,990)
Compensation options expired (note 11)	-	9,275
Balance – End of the period	8,227,019	8,169,052

14 Capital disclosure

In the definition of capital the Company includes: Deficit, share capital, current and long-term liabilities, temporary investments and cash and cash equivalents.

The Company's objectives when managing capital are as follows:

(a) To safeguard its ability to continue as a going concern,

(b) To secure sufficient capital to be able to develop its mining projects and potentially bring them to the commercial production stage.

The Company monitors capital on an ongoing process by keeping close control over expenditures and adjusting when necessary its exploration and development program at it progresses.

As at June 30, 2008, the Company was not subject to any externally imposed capital requirements other than the mining concessions payable as described in note 9 (a) (ii), (iii) and (vi) (b), (d). However, it has committed to an environmental capital expenditure program at its Malpaso mill (see Note 19 (c)).

15 Income taxes

The provision for income taxes is different from what would have resulted from applying the combined Canadian statutory tax rate as a result of the following:

	For the six-month period ended June 30, 2008	For the six-month period ended June 30, 2007
	$	$
Loss before income taxes	(978,147)	(3,234,621)
Combined federal and provincial income tax benefit at 31.9% (32% in 2007)	(312,028)	(1,035,079)
Income tax rate differential in Mexico	1,438	86,058
Expired tax losses	64,757	-
Stock-based compensation costs	23,636	247,343
Increase in temporary investment	18,646	(155,040)
Increase (decrease) in the valuation allowance	421,945	255,000
Write-off of mining properties	210,304	383,965
Foreign exchange gain (loss) taxable (deductible) in Mexico	(443,625)	392,554
Inflation taxable on losses and net financial liabilities in Mexico	44,443	168,172
Permanent difference		
Non-deductible items in Mexico	21,459	24,143
Increase in taxable loss	-	18,245
Other	4,869	(361)
	55,844	385,000

16 Asset retirement obligations

As at June 30, 2008 and December 31, 2007, based on its review of the status of its operations under the current Mexican environmental legislation, the Company determined it does not carry any asset retirement obligation and, therefore, has not recognised such an obligation.

In view of the upcoming feasibility study, the Company will commission an environmental impact study at the Bolivar project from which asset retirement obligations may arise.

A liability stemming from any asset retirement obligation will be recorded in the year in which such obligation arises.

17 Statements of cash flows

	For the six-month period ended June 30, 2008	For the six-month period ended June 30, 2007
	$	$
(a) The changes in non-cash working capital items are as follows:		
Sales tax and other receivables	(684,698)	320,491
Inventories from the pilot-mining program	504,346	(21,403)
Prepaid expenses	(107,124)	(16,065)
Accounts payable and accrued liabilities	(1,119,171)	121,316
Income tax receivable/payable	(193,078)	72,575
	(1,599,725)	476,914
	$	$
(b) Additional information – non-cash transactions		
Stock-based compensation costs capitalized into mining assets (note 12)	13,462	772,898
Additions of mining assets included in accounts payable and accrued liabilities	2,123,685	739,651
Variation in trade receivables (payables) included in mining assets	(1,067,108)	2,331,818
Capitalized amortization of exploration buildings and equipment	1,606,237	1,574,575
	$	$
(c) Interest and income taxes		
Interest paid	7,984	25,421
Income taxes paid and prepaid instalments	85,889	57,425

18 Related party transactions

During the six-month period ended June 30, 2008, companies controlled by officers of the Company charged consulting fees amounting to $199,549 (for the six-month period ended June 30, 2007 – $434,881), including $132,002 capitalized to deferred exploration costs (for the six-month period ended June 30, 2007 – $329,102). As at June 30, 2008, no balance was due to these companies (as at June 30, 2007 – $35,770).

Related party transactions occurred in the normal course of business and were recorded at the exchange value, which is the consideration determined and agreed to by the related parties.

19 Commitments

(a) In January 2008, the Company entered into a promise to purchase agreement with the state of Chihuahua to purchase the land at the Malpaso milling facility for a total amount of approximately $270,000 (MX 2,874,144). The State congress has just recently approved the transaction, and contracts are now being prepared. Payments will be over a two-year period including 50% at the signature of the sale agreement.

(b) In 2007, in the normal course of business, the Company guaranteed financial lease for the purchase of transportation equipment by a third party (the "Borrower") for an amount of approximately $400,000 (MX 4,420,380) in favour of the Borrower's lender. The original financial lease agreement had a duration of 12 months from the date of its signature in May 2007 and the Borrower's debt is secured by the transportation equipment. In addition, the Company advanced $113,600 ($US115,000) to the Borrower. The Borrower provides transportation services to the Company pursuant to a transportation agreement. In March 2008, the Company was informed that the Borrower was in default of payments of its obligation. The Company does not have any recourse over any assets of the Borrower. The Company reached an agreement with the Borrower to secure repayment of the Borrower's debt directly from the proceeds of the Company's payment of transportation charges.

In addition, on April 15, 2008, the Borrower signed a promissory note in favor of the Company in the amount of $494,000 (US$500,000) to secure any potential obligation for the Company. As of August 15, 2008, the Company has paid, on behalf of the Borrower, the full amount due on the financial lease and increased the advance due from the Borrower which stands at approximately $123,500 (MX 1,249,323). The Company is confident it will not incur any loss resulting from this transaction and as such, no provision for contingent loss has been recorded under the guarantee in the consolidated financial statements of the Company as at June 30, 2008 and December 31, 2007.

(c) The Company has elaborated an environmental capital expenditure program estimated at $350,000 in order to secure an appropriate area for the management of its tailings at the Malpaso mill facility. The costs related to this program will be capitalized as they are incurred. Therefore, as at June 30, 2008 and December 31, 2007, no provision is recorded in accounts payable and accrued liabilities.

(d) In December 2006, the Company signed a five-year lease for office premises. The annual rent is approximately $60,000.

(e) In February 2004, the Company and two other companies jointly signed a five-year lease for the former office premises. The annual rent is approximately $150,000 which is divided on a pro rata basis among the three companies. The Company's annual gross commitment is approximately $50,000. Subsequent to year-end, the Company and the other interested parties entered into a full sublease agreement over the remainder of the original lease period but remain responsible until expiry in February 2009.

20 Contingency

In 2005, a personal action was filed in Mexico against one of the Company's subsidiaries, Dia Bras Mexicana, S.A. de C.V., ("DBM"), by an individual claiming the annulment and revocation of the purchase contracts of two mining concessions, Bolivar III and IV (see note 9 (iv)), entered into between DBM and Mr. Javier Octavio Bencomo Muñoz and Minera Senda de Plata, S.A. de C.V. Following the notification of said claim against DBM, a defense was filed based on the questionable legal standing of the claimant to file a lawsuit on behalf of the former owner. Although there can be no assurance regarding the outcome of such proceeding, management and its external legal advisors believe that, as the claimant purports the annulment and revocation of the purchase contracts, it will have no significant effects in the financial condition or results of operation of DBM. The remote success of such legal proceedings could result in an impairment of the value of the Bolivar Mine property.

21 Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

22 Subsequent event

On July 14, 2008, the Company's wholly owned subsidiary Dia Bras Mexicana S.A. de C.V. entered into a US$ 2,000,000 working capital loan facility with MRI Trading AG ("MRI"). This advance credit facility bears interest at the 3-month LIBOR rate plus 4% payable monthly over an 18-month period starting six months after the reception of the funds.

Along with this agreement, the Company has agreed to sell to MRI its full production of zinc, copper and lead-silver concentrates up until mid-2010.

File No. 82-34990

ANNEXE 52-109A2

ATTESTATION DES DOCUMENTS INTERMÉDIAIRES

Je, Leonard Teoli, chef des opérations financières d'Exploration Dia Bras inc., atteste ce qui suit :

1. J'ai examiné les documents intermédiaires (au sens défini dans le Règlement 52-109 sur l'attestation de l'information présentée dans les documents annuels et intermédiaires des émetteurs) d'Exploration Dia Bras inc. (l'émetteur) pour la période intermédiaire terminée le 30 juin 2008.

2. À ma connaissance, les documents intermédiaires ne contiennent pas d'information fausse ou trompeuse concernant un fait important, n'omettent aucun fait important devant être déclaré ou nécessaire à une déclaration non trompeuse compte tenu des circonstances dans lesquelles elle a été faite, au sujet de la période visée par les documents intermédiaires.

3. À ma connaissance, les états financiers intermédiaires et les autres éléments d'information financière présentés dans les documents intermédiaires donnent, à tous les égards importants, une image fidèle de la situation financière de l'émetteur aux dates de clôture des périodes présentées dans les documents intermédiaires ainsi que des résultats de son exploitation et de ses flux de trésorerie pour les périodes présentées dans les documents intermédiaires.

4. Les autres dirigeants de l'émetteur qui souscrivent une attestation et moi-même avons la responsabilité d'établir et de maintenir des contrôles et procédures de communication de l'information et le contrôle interne à l'égard de l'information financière pour l'émetteur, et nous avons :

   a) conçu ou fait concevoir sous notre supervision ces contrôle et procédures de communication de l'information, pour fournir une assurance raisonnable que l'information importante relative à l'émetteur, y compris ses filiales consolidées, nous est communiquée par d'autres personnes au sein de ces entités, en particulier pendant la période où les documents intermédiaires sont établis;

   b) conçu ou fait concevoir sous notre supervision ce contrôle interne à l'égard de l'information financière, pour fournir une assurance raisonnable que l'information financière est fiable et que les états financiers ont été établis, aux fins de la publication de l'information financière, conformément aux PCGR de l'émetteur.

5. J'ai fait en sorte que l'émetteur indique dans son rapport de gestion intermédiaire tout changement concernant le contrôle interne à l'égard de l'information financière survenu pendant sa dernière période intermédiaire qui a eu ou dont on peut raisonnablement penser qu'il aura une incidence importante sur le contrôle interne à l'égard de l'information financière.

Date : le 29 août 2008

Le chef des opérations financières,

Leonard Teoli

ANNEXE 52-109A2

ATTESTATION DES DOCUMENTS INTERMÉDIAIRES

Je, Daniel Tellechea, président et chef de la direction d'Exploration Dia Bras inc., atteste ce qui suit :

1. J'ai examiné les documents intermédiaires (au sens défini dans le Règlement 52-109 sur l'attestation de l'information présentée dans les documents annuels et intermédiaires des émetteurs) d'Exploration Dia Bras inc. (l'émetteur) pour la période intermédiaire terminée le 30 juin 2008.

2. À ma connaissance, les documents intermédiaires ne contiennent pas d'information fausse ou trompeuse concernant un fait important, n'omettent aucun fait important devant être déclaré ou nécessaire à une déclaration non trompeuse compte tenu des circonstances dans lesquelles elle a été faite, au sujet de la période visée par les documents intermédiaires.

3. À ma connaissance, les états financiers intermédiaires et les autres éléments d'information financière présentés dans les documents intermédiaires donnent, à tous les égards importants, une image fidèle de la situation financière de l'émetteur aux dates de clôture des périodes présentées dans les documents intermédiaires ainsi que des résultats de son exploitation et de ses flux de trésorerie pour les périodes présentées dans les documents intermédiaires.

4. Les autres dirigeants de l'émetteur qui souscrivent une attestation et moi-même avons la responsabilité d'établir et de maintenir des contrôles et procédures de communication de l'information et le contrôle interne à l'égard de l'information financière pour l'émetteur, et nous avons :

   a) conçu ou fait concevoir sous notre supervision ces contrôle et procédures de communication de l'information, pour fournir une assurance raisonnable que l'information importante relative à l'émetteur, y compris ses filiales consolidées, nous est communiquée par d'autres personnes au sein de ces entités, en particulier pendant la période où les documents intermédiaires sont établis;

   b) conçu ou fait concevoir sous notre supervision ce contrôle interne à l'égard de l'information financière, pour fournir une assurance raisonnable que l'information financière est fiable et que les états financiers ont été établis, aux fins de la publication de l'information financière, conformément aux PCGR de l'émetteur.

5. J'ai fait en sorte que l'émetteur indique dans son rapport de gestion intermédiaire tout changement concernant le contrôle interne à l'égard de l'information financière survenu pendant sa dernière période intermédiaire qui a eu ou dont on peut raisonnablement penser qu'il aura une incidence importante sur le contrôle interne à l'égard de l'information financière.

Date : le 29 août 2008

Le président et chef de la direction,

Daniel Tellechea

DIA BRAS
exploration

Form 52-109F2 – Certification of Interim Filings

I, **LEONARD TEOLI**, Chief Financial Officer of **DIA BRAS EXPLORATION INC.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of **DIA BRAS EXPLORATION INC.** (the issuer) for the six-month period ended June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

/...2

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 29, 2008

LEONARD TEOLI
Chief Financial Officer

DIA BRAS
exploration

Form 52-109F2 – Certification of Interim Filings

I, DANIEL TELLECHEA, Chief Executive Officer of DIA BRAS EXPLORATION INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of DIA BRAS EXPLORATION INC. (the issuer) for the six-month period ended June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 29, 2008

DANIEL TELLECHEA
President and Chief Executive Officer

File No. 82-34990

DIA BRAS
exploration

EXPLORATION DIA BRAS INC.

(UNE SOCIÉTÉ AU STADE DE L'EXPLORATION)

RAPPORT DE GESTION

POUR LA PÉRIODE DE SIX MOIS TERMINÉE LE 30 JUIN 2008

RAPPORT DE GESTION

LE 28 AOÛT 2008

Le présent rapport constitue un supplément aux états financiers consolidés intermédiaires non vérifiés et aux notes afférentes d'Exploration Dia Bras inc. (« Dia Bras » ou la « Société ») pour la période de six mois terminée le 30 juin 2008 et est conforme au règlement 51-102A des autorités canadiennes en valeurs mobilières, en matière d'information continue pour les émetteurs assujettis. Conséquemment, il devrait être lu parallèlement avec ces derniers. Il représente le point de vue de la direction sur les activités courantes de la Société et sur ses résultats financiers passés et actuels ainsi qu'un aperçu des activités au cours des prochains mois. Sauf indication contraire, toutes les valeurs monétaires divulguées dans ce rapport de gestion sont présentées en dollars canadiens. Des informations additionnelles relatives à la Société sont également disponibles sur SEDAR à www.sedar.com.

DIVULGATION D'INFORMATIONS PROSPECTIVES

Le rapport de gestion contient des énoncés prospectifs qui reflètent, à la date du rapport de gestion, les attentes, estimations et projections de la Société quant à ses opérations, à l'industrie minière en général et à l'environnement économique dans lequel elle évolue. Tout en étant raisonnables, ces énoncés comportent un certain élément de risque et d'incertitude de sorte qu'il n'y a aucune garantie qu'ils seront réalisés. Par conséquent, les résultats réels peuvent varier de façon importante de ceux mentionnés ou prévus dans ces énoncés prospectifs, et le lecteur ne devrait pas leur accorder une confiance exagérée.

AVIS AUX LECTEURS

Jusqu'à ce qu'il soit établi que les propriétés contiennent des réserves ou des ressources minérales qui peuvent être exploitées de façon économique, elles seront présentées comme propriétés minières. La rentabilité économique de ces propriétés minières n'a pas encore été déterminée. Le recouvrement des coûts engagés sur ces propriétés et des frais d'exploration reportés afférents est tributaire de la découverte de réserves et de ressources pouvant être exploitées de façon rentable, de la confirmation des intérêts de la Société dans les claims miniers sous-jacents, de l'obtention des permis requis, de la capacité de la Société d'obtenir le financement nécessaire au développement et à la construction d'usines de traitement ainsi que de la rentabilité de la production future ou de la cession de telles propriétés à un montant égal à l'investissement de la Société.

VUE D'ENSEMBLE ET AFFAIRES DE LA SOCIÉTÉ

Le siège social de la Société est à Montréal, au Canada. La Société concentre ses activités sur l'exploration et la mise en valeur de propriétés de cuivre-zinc ainsi que d'argent-plomb et zinc sur un territoire de 18 071 hectares dans l'État de Chihuahua, au Mexique. Bolivar et Cusihuiriachic (« Cusi ») se trouvent dans les montagnes de la Sierra Madre occidentale dans le nord-ouest du Mexique et à distance de transport routier de l'usine Malpaso. L'usine de Malpaso peut traiter jusqu'à 850 tonnes par jour (« tpj ») avec un potentiel de 1350 tpj.

La Société produit présentement des concentrés de zinc, de cuivre et de d'argent-plomb par le biais des programmes d'exploitation pilote à Bolivar et à Cusi.

L'objectif de la Société est de se concentrer sur l'accroissement des opérations minières par la mise en valeur des propriétés existantes, toute en maintenant les coûts de production afin de soutenir la Société à travers les diverses conditions du marché.

FAITS SAILLANTS DU DEUXIÈME TRIMESTRE 2008

» Au cours du deuxième trimestre de 2008, la production de concentré de zinc a augmenté de 40 % et la production de concentré de cuivre a diminué de 30 % comparativement au premier trimestre de 2008. L'ensemble des productions a connu une augmentation de 103 % et 91,5 %, respectivement, comparativement à la même période de 2007 en raison de teneurs plus élevées de zinc et de cuivre ainsi que du tonnage usiné plus élevé.

» Diminution de 14,5 % des frais d'opération monétaires par tonne métrique sèche du programme d'exploitation pilote de Bolivar au cours du deuxième trimestre comparativement à 2007 et une diminution de 16,1 % de ces frais au cours des premiers six mois de 2008 comparativement à 2007.

» Le programme d'exploitation pilote à la Mine Bolivar a généré des ventes de l'ordre de 13,2 millions de dollars, soit une augmentation de 24 % comparativement à 10,6 millions de dollars pour la période correspondante en 2007. Les ventes de la période de trois mois terminée le 30 juin 2008 se sont chiffrées à 6,59 millions de dollars, comparativement aux 6,63 millions de dollars du premier trimestre de 2008.

» La réduction des prix de marché du zinc de 42 % par rapport à la même période de 2007 et de 13 % par rapport au premier trimestre de 2008 a influé considérablement sur les ventes de la Société, ses flux de trésorerie et sa situation financière.

» Le programme d'exploration à Bolivar continue de générer d'excellents résultats

PERFORMANCE GLOBALE – DEUXIÈME TRIMESTRE 2008

EXPLORATION, EXPLOITATION PILOTE ET MISE EN VALEUR – DEUXIÈME TRIMESTRE 2008

Globalement, la performance de la Société au premier semestre de 2008 a été positive. Les programmes d'exploration effectués à Bolivar et à Cusi continuent à livrer de bons résultats. Dia Bras a obtenu une production record de concentrés de cuivre et de zinc du programme d'exploitation pilote à Bolivar. Malgré la pression sur les coûts, telle que la hausse des prix du diesel, la Société a été en mesure de réduire les frais d'opération monétaires au cours du premier semestre de 2008 de 16,1 % par rapport à 2007.

Dia Bras continue à se concentrer pour amorcer l'étude de faisabilité à Bolivar. Présentement, la majeure partie du forage de définition est complétée, et la Société prévoit divulguer un calcul des ressources mesurées et indiquées à la fin du troisième trimestre, qui servira de base pour l'étude.

Après la terminaison de la première phase du processus d'exploration, la Société a réduit ses dépenses de forage et se concentrera dorénavant sur la mise en valeur de la géologie minière afin d'améliorer ses activités relatives à l'exploitation pilote. Par conséquent, le niveau de personnel sur chacun des projets a été réduit à la suite de la réduction des activités d'exploration.

Projet Bolivar

Le projet Bolivar est situé dans le district minier de Piedras Verdes de Chihuahua à environ 250 kilomètres au sud-ouest de la ville de Chihuahua, capitale de l'État de Chihuahua dans le nord du Mexique, et, plus particulièrement, à environ 10 kilomètres au sud-ouest d'Urique. Il comporte deux groupes de propriétés d'exploration qui comptent 12 concessions minières : les groupes Bolivar et Mezquital, d'une superficie d'environ 6 616 hectares.

Le projet Bolivar fait l'objet de différentes conventions d'achat et d'option y compris :

Bolivar III et IV – convention d'option

En 2004, la Société a conclu une convention commerciale avec les propriétaires de Bolivar III et Bolivar IV. Cette convention visait l'acquisition par la Société de 100 % de la propriété Mine Bolivar en contrepartie d'un montant de 1 200 000 $ US. En octobre 2007, la Société a conclu une entente de terminaison et de transfert de droits relativement à la convention commerciale et, à la suite de la signature, a effectué un paiement de 166 250 $ US. Au 30 juin 2008, un montant de 28 125 $ US demeure impayé.

Au 30 juin 2008, un intérêt de 50 % dans ces concessions est enregistré au nom de la Société et un intérêt de 50 % est toujours enregistré au nom de Javier Bencomo Munoz mais en voie d'être inscrit au nom de la Société au registre public des mines.

En 2005, un individu a engagé une poursuite au Mexique contre la filiale de la Société, Dia Bras Mexicana S.A. de C.V. (« DBM »), visant l'annulation et la révocation des conventions d'achat de deux concessions minières, Bolivar III et IV conclues entre DBM et M. Javier Octavio Bencomo Muñoz et Minera Senda de Plata, S.A. de C.V. Après signification de la poursuite contre DBM, la Société a déposé une défense sur la base que la capacité juridique du demandeur d'engager une poursuite au nom d'un ancien propriétaire est contestable. Bien qu'on ne soit pas assuré du résultat des procédures, la direction et ses conseillers juridiques sont d'avis, étant donné que le requérant prétend à l'annulation et à la révocation des contrats d'achat, qu'il n'y aura pas d'incidence importante sur la situation financière ou les résultats d'exploitation de DBM. La réussite très improbable de cette poursuite pourrait résulter en une dévaluation de la propriété Mine Bolivar (se reporter à la note 20, Éventualité, dans les états financiers consolidés vérifiés pour l'exercice 2007).

La Chaparrita

En janvier 2008, la Société a signé une entente d'acquisition de droit auprès de Minera Senda de Plata sur la propriété La Chaparrita, d'une superficie de 10,0 hectares, pour un montant total de 85 000 $ US payable comme suit :

- 15 000 $ US à la signature de l'entente (payé),
- 15 000 $ US en juillet 2008 (payé), et
- 55 000 $ US en janvier 2009.

Au 30 juin 2008, le montant de 70 000 $ US est inclus dans les concessions minières à payer.

Bolivar

En janvier 2008, la Société a signé une entente d'acquisition de droit auprès du Groupe Fernandez sur la propriété Bolivar, d'une superficie de 63,56 hectares, pour un montant total de 85 000 $ US payable comme suit :

- 15 000 $ US à la signature de l'entente (payé),
- 15 000 $ US en juillet 2008 (payé), et
- 55 000 $ US en janvier 2009.

Au 30 juin 2008, le montant de 70 000 $ US est inclus dans les concessions minières à payer.

Programme d'exploration 2008 au projet Bolivar

Les efforts d'exploration sont concentrés à l'avancement de l'étude de faisabilité. L'objectif de ce programme est de définir suffisamment de ressources mesurées et indiquées pour permettre d'amorcer une étude de faisabilité positive au cours du troisième trimestre de 2008. La Société envisage d'évaluer la possibilité de construire une usine sur le site de Bolivar depuis l'acquisition de la propriété et le démarrage du programme d'exploitation pilote en 2005.

L'estimation des ressources pour le projet Bolivar a été mise à jour en date du 29 février 2008 et a été réalisé par SGS Géostat Ltée. Les résultats détaillés ont été annoncés par voie de communiqué de presse et divulgués dans le rapport annuel de 2007 et le rapport de gestion du premier trimestre de 2008.

Au cours du deuxième trimestre de 2008, 8 433 mètres de forage au diamant ont été complété à Bolivar (surface et sous terre) pour atteindre un total de 14 605 mètres depuis le début de l'exercice. Le forage a été concentré dans trois principaux secteurs: la zone Alta Ley, la zone El Gallo et la direction la Montura.

		T1-2008			T2-2008			
	Région	**Jan.**	**Fév.**	**Mars**	**Avril**	**Mai**	**Juin**	**Total**
Sous terre	San Angel	-	-	-	-	-	165	165
	San Francisco	147	123	214	382	1 207	396	2 469
	Selena	387	318	-	-	-	-	705
	Titanic 2		202	416	86	606	261	1 571
Total sous terre		**534**	**643**	**630**	**468**	**1 813**	**822**	**4 910**
Surface	El Gallo	248	484	527	1 070	1 298	521	4 148
	La Montura	-	135	726	270	954	354	2 439
	La Narizona	363	672	-	-	-	-	1 035
	Bolivar Alta Ley	509	386	114	-	-	-	1 009
	La Increíble	-	-	201	375	59	429	1 064
Total surface		**1 120**	**1 677**	**1 568**	**1 715**	**2 311**	**1 304**	**9 695**
Grand Total		**1 654**	**2 320**	**2 198**	**2 183**	**4 124**	**2 126**	**14 605**

Zone Bolivar Alta Ley

À la Mine Bolivar, plus de 3 100 mètres de forage souterrain ont été réalisés au cours du deuxième trimestre, principalement dans les zones Titanic 2 et San Francisco.

Au cours des activités d'exploitation pilote à la mine Bolivar, la Société a fait la découverte d'une vaste zone de minéralisation de cuivre-zinc au-dessous de la zone San Angel au niveau n° 2 de la mine. Un dyke très altéré de granodiorite d'une largeur variable (de 5 à 20 mètres), porteur d'une minéralisation de bornite et affichant une altération et une minéralisation cuivre-zinc en forme de halo sur sa crête a été exposé dans les travaux de la mine. Cette découverte représente la deuxième zone de bornite d'importance rencontrée à Bolivar (se reporter au communiqué de presse du 28 mai 2008). La Société procède actuellement à d'autres forages et à la mise en valeur de galeries additionnels pour déterminer l'envergure globale du dyke et la continuité en profondeur du corps minéralisé San Angel.

Une rampe positive de 160 mètres du secteur Alta Ley a atteint la zone San Francisco au début de juillet. Ce secteur souterrain récemment ouvert, situé approximativement 300 mètres au sud du secteur principal de la mine, avait été découvert en 2004 et 2005 pendant le forage d'exploration de surface. Le forage souterrain a permis la définition d'un bloc de matériel minéralisé qui sera inclus dans le rapport de mise à jour des ressources devant être divulgué d'ici la fin du troisième trimestre. La meilleure intersection souterraine dans le secteur San Francisco provient du trou DB08BM165 qui a intersecté sur une carotte de 16,2 mètres (largeur vraie estimée de 4,2 mètres) titrant 1,0 % Cu, 8,7 % Zn, 30 g/t Ag et 0,18 g/t Au (se reporter au communiqué de presse du 29 juillet 2008).

Zone El Gallo

Dans la zone El Gallo, 2 889 mètres de forge ont été effectués au cours du deuxième trimestre, principalement pour graduer les ressources inférées à la catégorie des ressources mesurées ou indiquées. Quelques trous ont été forés à l'est de la zone récemment découverte de bornite (se reporter au communiqué de presse du 8 avril 2008) et a intersectée une altération étendue de minéralisation de cuivre. Le trou DB08B248 a intersecté 18,1 mètres de carotte (largeur vrai estimée de 11,6 mètres) de 2,2 % Cu, 0,72 g/t Au, de 32 g/t Ag et 26.4 % Fe dans l'horizon inférieur de skarn.

Les résultats de forage confirment davantage l'étendue de l'horizon du skarn inférieur au sud-est et nord-ouest de la zone principale de El Gallo et permettront d'augmenter la base des ressources du projet Bolivar.

Direction La Montura

Dans la direction La Montura, 1 578 mètres de forage de surface ont été complétés afin de définir des horizons de skarns supérieurs et inférieurs additionnels favorables et mener à une évaluation potentielle dudit secteur. Les meilleurs résultats de ce secteur ont été observés dans le trou B08B235 qui a intersecté 9,38 % Zn sur plus de 16,70 mètres dans la minéralisation de skarn supérieur à La Narizona, incluant une section à teneur plus élevée d'une moyenne de 17,04 % Zn sur 6,90 mètres (se reporter au communiqué du 8 avril 2008).

Mine Bolivar – Programme d'exploitation pilote

Au cours du deuxième trimestre de 2008, la Société a traité 33 880 tonnes de matériel de la propriété Mine Bolivar titrant en moyenne 1,64 % Cu et 8,49 % Zn, pour une production de 1676 TMS de concentré de cuivre et 4580 TMS de concentré de zinc, pour un total de 66 475 tonnes de matériel traité titrant une moyenne de 1,94 % Cu et 7,67 % Zn, et une production cumulative de 4042 TMS de concentré de cuivre et 7840 TMS de concentré de zinc pour la période de six mois terminée le 30 juin 2008.

La direction maintient ses prévisions de production de traiter 144 000 tonnes de matériel avec des teneurs moyennes de 1,4 % Cu et 8,0 % Zn pour 2008.

La valeur de la production du deuxième trimestre s'élève à 6,7 millions de dollars américains, une augmentation de 39,5 %, comparativement à 4,8 millions de dollars américains pour la même période en 2007. L'augmentation de la valeur de la production comparée au deuxième trimestre de 2007 s'explique par le prix plus élevé du cuivre sur le marché et une hausse de production à l'usine.

Un programme d'amélioration des coûts dans tous les secteurs de la Société a eu comme résultat une réduction des frais d'opération monétaires directs par tonne au cours du deuxième trimestre de 2008 de 14,5 % par rapport à la même période de 2007 et de 16,1 % comparativement aux premiers six mois de 2007.

L'augmentation de la valeur de production, en raison d'une plus haute teneur de cuivre et de zinc, a cependant été affectée par la baisse des prix de marché du zinc comparativement à 2007.

Le sommaire comparatif des statistiques pour 2008 et 2007 est présenté dans le tableau suivant. Les statistiques cumulatives y incorporent les ajustements à la suite de la réconciliation avec les données de règlement final.

Exploitation pilote à la propriété Mine Bolivar – Sommaire du deuxième trimestre de 2008

	Actuel T2-2008	Actuel T2-2007	% de variation 2008 contre 2007	Cumul Actuel T2-2008	Cumul Actuel T2-2007	% de Variation 2008 contre 2007
Nombre de tonnes traitées	**33 880**	28 240	19,97	**66 475**	58 254	14,11
Production journalière (en tonne traitée)	**387**	323	19,81	**760**	666	14,11
Teneur en cuivre	**1,64 %**	1,13 %	45,13	**1,94 %**	1,24 %	56,45
Teneur en zinc	**8,49 %**	5,27 %	61,10	**7,67 %**	6,04 %	26,99
Taux de récupération du cuivre	**80,06 %**	77,58 %	3,20	**84,11 %**	79,60 %	5,67
Taux de récupération du zinc	**90,01 %**	87,69 %	2,65	**85,77 %**	86,10 %	(0,38)
Production de concentré de cuivre (TMS)	**1 676**	875	91,54	**4 042**	2 048	97,36
Production de concentré de zinc (TMS)	**4 580**	2 255	103,10	**7 840**	5 242	49,56
Production totale de cuivre (en livres)	**997 635**	557 708	78,88	**2 405 990**	1 279 967	87,97
Production totale de zinc (en livres)	**5 684 701**	2 867 854	98,22	**9 731 016**	6 656 004	46,20
Prix moyen du cuivre la livre, $ US	**3,83 $**	3,45 $	11,01	**3,64 $**	3,07 $	18,57
Prix moyen du zinc la livre, $ US	**0,96 $**	1,65 $	(41,82)	**1,02 $**	1,61 $	(36,65)
(en millions de dollars américains)						
Valeur totale de la production nette d'affinage [1) 2) 3)]	**6,7 $ M**	4,8 $ M	39,58	**13,7 $ M**	10,0 $ M	37,00
Frais d'opération monétaires directs (incluant la mise en valeur) [1) 2) 3)]	**3,7 $ M**	3,6 $ M	2,78	**6,9 $ M**	7,2 $ M	(4,17)
Marge monétaire d'opération (FOB usine Malpaso) [1) 2) 3)]	**3,0 $ M**	1,2 $ M	150,00	**6,8 $ M**	2,8 $ M	142,86
(en $ US / TM)						
Frais d'opération monétaires directs/TM (incluant la mise en valeur) [1) 2) 3)]	**108,91 $**	127,48	(14,57)	**103,98 $**	123,91 $	(16,08)

1) Mesures hors PCGR : la Société divulgue la valeur totale de la production nette d'affinage, les frais d'opération monétaires directs (y compris la mise en valeur), la marge monétaire d'opération (FOB usine Malpaso), et les frais d'opération monétaires directs/TM (y compris la mise en valeur) même s'il s'agit de données non reconnues par les PCGR afin de dévoiler la valeur approximative du chiffre d'affaires annuel et d'isoler les coûts d'exploitation des activités de l'exploitation pilote, avant amortissement et dépréciation. La Société estime que ces renseignements supplémentaires sont utiles bien qu'ils ne doivent pas se substituer aux mesures de la performance établies conformément aux PCGR.

2) La valeur de la production nette d'affinage est calculée en utilisant le prix moyen des métaux par trimestre qui peuvent différer des prix finaux.

3) Avant amortissement

Depuis le début de 2008, la Société a finalisé des facturations définitives négatives totalisant 2,6 millions de dollars américains qui ont eu un impact direct sur les flux de trésorerie. Ces facturations se référaient principalement aux livraisons de zinc effectuées en 2007 qui ont généré une perte du cours des produits de base de 3,10 millions de dollars américains enregistrée dans les résultats de 2007. Les prix de base de ces livraisons en 2008 ont eu pour effet un gain de 70 000 dollars américains. Depuis septembre 2007, le prix de marché du zinc a diminué d'environ 40,0 % (y compris 21,2 % depuis le début de 2008) de 1,35 $ US la livre à 0,96 $ US la livre à la fin du deuxième trimestre. Afin de protéger les flux de trésorerie, la Société a entrepris, en juillet 2008, un programme de couverture des périodes de cotation sur sa position ouverte de cuivre afin de garantir le prix de règlement définitif sur environ 90 % du concentré déjà livré. La Société envisage utiliser la même procédure avec les futures livraisons de concentré de zinc.

San José

Le 30 mai 2008, la Société a pris la décision d'abandonner les propriétés San José. Par conséquent, tous les coûts et frais d'exploration reportés relatifs à ces concessions minières à cette date ont été radiés au deuxième trimestre de 2008. En date de ce rapport, El Paso Partners, Ltd./Polo y Ron Minerales S.A. de C.V. n'a toujours pas accepté officiellement la lettre de terminaison de l'option envoyée par la Société.

Projet Cusi

L'historique du district d'argent Cusihuiriachic couvre plus de trois cents ans. Vers la fin des années 1600, l'abondance d'argent a d'abord attiré les dénicheurs de fortune. Grâce à ce district, le Mexique contrôlait environ 33 % de la production mondiale d'argent. Les anciennes mines avaient des productions à haute teneur en argent mais elles ont cessé leurs activités lorsque le prix de l'argent s'est effondré. La plupart d'entre elles n'ont jamais été explorées en profondeur et aucune par des techniques modernes. Parmi les actifs acquis, on compte 12 mines inactives, chacune située sur une structure minéralisée.

Le projet Cusi fait l'objet de différentes conventions d'achat et d'option (se reporter aux états financiers intermédiaires ainsi que le rapport de gestion de 2007 relativement à : La India et La Marisa, les propriétés Holguin, San Miguel-La Bamba (Pershimco) et Minera Cusi) qui datent toutes de 2006, y compris la convention Minera Cusi comprenant les concessions sur lesquelles les dépenses d'exploration ont été effectuées au cours du deuxième trimestre de 2008.

Convention Minera Cusi

En juin 2006, la Société a conclu une convention d'option avec Compañia Minera Cusi (« Minera Cusi »), une société fermée mexicaine, en vue d'acquérir un intérêt de 100 % dans plusieurs propriétés (1 133,5 hectares) pour un montant total de 5 millions de dollars payable sur une période de trois ans.

En avril 2008, la Société et Minera Cusi ont négocié de nouveaux termes afin de revoir le calendrier de paiements. La nouvelle entente constitue une convention d'achat pour un montant total de 3 060 000 $ US dont 500 000 $ US a été payé au moment de la signature et le solde est payable comme suit : 500 000 $ US en novembre 2008 et quatre versements de 515 000 $ US en mars, juin, septembre et décembre 2009. Ces montants sont inclus dans les concessions minières à payer dans les états financiers consolidés non vérifiés au 30 juin 2008. Les propriétés sont assujetties à une redevance à échelle variable au bénéfice de Minera Cusi égale à 2 % si le prix de l'argent n'excède pas 11,00 $ US l'once et à 3 % si le prix de l'argent est supérieur à 11,00 $ US l'once.

Programme d'exploration et activités de mise en valeur à Cusi en 2008

L'objectif du programme d'exploration à Cusi est d'accroître les zones Santa Edwiges et Promontorio ainsi que d'évaluer le potentiel des corridors structuraux individuels identifiés dans le cadre du programme de cartographie de surface de 2007.

Le forage à Cusi a été réduit au cours du deuxième trimestre car davantage de ressources ont été consacrées au projet Bolivar pour l'accomplissement du forage de définition des ressources.

D'avril à juin 2008, 4 373 mètres de carottage au diamant ont été exécutés sur le projet de Cusi (2 987 mètres en surface et 1 386 mètres sous terre) pour atteindre un total annuel de 10 849 mètres. Le tableau suivant présente la distribution du forage par secteur pour 2008.

Mètres forés par secteur	T1-2008			T2-2008			Total
	Janvier	Février	Mars	Avril	Mai	Juin	
Santa Edwiges	422	792	795	501	243	642	
Total sous terre	422	792	795	501	243	642	3 395
Promontorio	920	789	126	-	-	350	2 185
San Antonio	-	-	-	-	-	63	63
Santa Edwiges	601	394	-	-	-	-	995
Santa Marina	176	521	374	495	561	432	2 559
Minerva	-	40	527	603	483	-	1 653
Total surface	1 697	1 744	1 027	1 098	1 044	845	7 455
Grand total	**2 119**	**2 536**	**1 822**	**1 599**	**1 287**	**1 487**	**10 850**

Santa Edwiges – Santa Marina (se reporter à la convention Minera Cusi)

Au cours du deuxième trimestre, 1 386 mètres de forage souterrain et la mise en valeur de 160 mètres de la rampe d'accès 303 ont été réalisé afin d'accéder à une zone minéralisée qui pourrait contenir jusqu'à 40 000 tonnes de matériel économique (Pb-Zn-Ag) connue sous le nom de cheminée Santa Rosa. Cette zone a été entrecoupée par plusieurs forages de surface et souterrains (dont le forage DC07B091).

Sur la structure Santa Marina, 1 488 mètres ont été complété pour évaluer la profondeur de l'extension de la minéralisation. Le forage a permis à Dia Bras de délimiter des zones à teneur élevée le long de la zone Santa Rosa et en bordure de la structure Santa Marina. La meilleur intersection a été observé dans le trou DC08M023, soit 1,345 g/t Ag, 14,05 g/t Au, 1,10 % Zn, 1,60 % Pb et 0,1 % Cu, sur une carotte de 1,0 mètre (largeur réelle évaluée à 0,85 mètre).

Mine Promontorio (se reporter à la convention Minera Cusi)

Du mois d'avril à juin 2008, des travaux de forage limités ont été complétés sur ce secteur.

Cartographie régionale

Au cours des mois de mars et avril, un programme de cartographie et d'échantillonnage à grande échelle a été réalisé sur le secteur La Reina. Ce secteur est situé dans la partie sud de la propriété Cusi qui comprend des zones minéralisées et anciennes mines. Le programme a permis de mettre au jour la présence de plusieurs veines or-argent et de brèches qui avaient pour certaines été découvertes dans le passé par les précédents producteurs et d'autres qui étaient demeurées inexplorées jusqu'à maintenant. Au total, 446 échantillons ont été expédiés pour analyse. Sur le lot huit échantillons présentent des teneurs supérieures à 1000 g/t Ag dont 13 ont des teneurs dépassant 500 g/t Ag, 40 ont des teneurs au-dessus de 300 g/t Ag et plus de 156 échantillons (40 %) affichent des teneurs supérieures à 100 g/t. De plus, 50 échantillons ont été prélevés sur des titres miniers qui sont toujours en négociation avec les propriétaires (se reporter aux communiqués de presse du 30 mai et 25 juillet 2008).

Évaluation des Ressources

Au 31 mars, 2008, une première évaluation des ressources conformément au règlement 43-101 a été complété pour deux des secteurs les plus prometteurs du camp Cusi, les zones Santa Edwiges et Promontorio. Les résultats, tels que présentés dans le tableau ci-dessous, sont prometteurs car seulement deux des douze zones minéralisées connues sont comprises dans le calcul des ressources, ce qui laisse un très vaste potentiel de valorisation.

Une copie du rapport a été déposé sur SEDAR et peut-être afficher sous le profil de la Société à www.sedar.com et/ou sur le Site internet de la Société à l'adresse suivante : www.diabras.com.

Ressources - Total des secteurs Promontorio et Santa Edwiges
Calculées par Yann Camus, Ing., Systèmes Géostat International Inc.
Situation des ressources au 31 mars 2008
Teneur de coupure de 120 g/t AgÉq, 2 m de largeur horizontale minimale pour les structures, densité de 2,7

Classification	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	AgÉq* (g/t)	Oz de Ag	Oz de AgÉq
Mesurées	11 000	0,05	207	0,04	0,47	0,51	263	76 380	96 650
Indiquées	223 000	0,12	186	0,05	0,81	0,84	282	1 336 870	2 024 500
Mesurées et indiquées	**234 000**	**0,12**	**187**	**0,05**	**0,80**	**0,82**	**281**	**1 413 260**	**2 121 160**
Inférées	**1 394 000**	**0,24**	**188**	**0,06**	**1,15**	**1,14**	**326**	**8 434 810**	**14 614 410**

*: Argent équivalent AgÉq=Ag+70,1*Au+62,2*Zn+43,3*Pb

Notes :

1. *Les définitions de l'ICM ont été appliquées à l'estimation des ressources.*
2. *On a utilisé une largeur minimale de 2 mètres pour une zone minéralisée.*
3. *Les densités de roche minéralisée sont indiquées dans le tableau ci-dessus.*
4. *Les teneurs en AgÉq et les onces contenues ont été estimées en utilisant les taux de récupération à l'usine de l'or, de l'argent, du plomb et du zinc selon les tests métallurgiques les plus récents et les termes de la fonderie.*
5. *Les ressources minérales qui ne sont pas des réserves n'ont aucune viabilité économique démontrée.*
6. *Hypothèses de prix utilisées pour le calcul de AgÉq ($ US) : Ag 11,00/oz, Au 600,00/oz, Cu 2,00/lb., Zn 1,00/lb., Pb 0,65/lb.*

Programme d'exploitation pilote à Cusi

En avril 2008, la Société a démarré le traitement du matériel de Cusi afin de réaliser des tests métallurgiques additionnels. Au cours de cette période, la Société a traité 1 730 tonnes de matériel titrant en moyenne de 3,12 % Pb, 116 g/t Ag et 2,2 % Zn produisant 61 TMS de concentré d'argent-plomb et 47 TMS de concentré de zinc qui ont été vendus à MRI Trading pour une valeur approximative de 133 000 $. Les taux de récupération se sont établis à 64,56 % pour le plomb, 60,54 % pour l'argent et 61,90 % pour le zinc. La Société traitera du matériel additionnel de Cusi à compter du mois juillet jusqu'à la fin de 2008 au niveau prévu de 3 000 tonnes par mois.

Des tests métallurgiques additionnels sont en cours pour obtenir un concentré d'argent pour le secteur Promontorio.

Entente de Coentreprise avec Pershimco

En juin 2008, la Société et Resources Pershimco Inc. ont conclu une entente de coentreprise relativement aux propriétés San Miguel et La Bamba, couvrant 36 hectares dans le district argentifère Cusi. Aux termes de la convention, Pershimco doit encourir des dépenses d'exploration de 1,5 million de dollars américains sur les propriétés afin d'obtenir le droit d'acquérir un intérêt additionnel de 20 % dans les propriétés au coût de 1,0 million de dollars américains. La convention prévoit également que Pershimco sera l'opérateur durant la phase d'exploration et de développement des propriétés qui seront gérées par une société mexicaine détenue conjointement par les co-partenaires. Dia Bras et Pershimco détiennent chacune un intérêt de 50 % dans les propriétés. Les propriétés sont assujetties à une redevance de 2 % dont 1 % peut être rachetée au coût de 1 018 600 $[1] (1 million de dollars américains).

La coentreprise a entrepris récemment un programme de cartographie structurale et de rainurage afin de vérifier et confirmer les résultats des travaux récents et historiques au 5e niveau et a identifié une nouvelle structure argentifère sur l'ancienne mine San Miguel. La nouvelle zone, dénommée *Cheminée El Convento*, est une structure de haute teneur argentifère, de zinc et de plomb avec des valeurs significatives en or. Cette nouvelle zone ajoute une troisième cheminée aux systèmes minéralisés déjà connus de San Miguel et La Bamba.

Les échantillons provenant de la cheminée El Convento représentent une section approximative de 535 mètres carrés et une projection verticale de plus de 500 mètres compte tenu des profondeurs des structures minéralisées du camp minier de Cusi. Le système est révélateur et pourrait permettre l'augmentation significative du volume de la structure minéralisée. Des travaux additionnels s'avèrent nécessaires afin de permettre la qualification des ressources minérales au terme du règlement 43-101 et il n'y a aucune garantie que les travaux futurs puissent confirmer des ressources minérales.

Un programme d'exploration sera entrepris sous peu, comprenant 10 000 mètres de forage pour évaluer le prolongement de la minéralisation argentifère jusqu'à une profondeur de 500 mètres, bien au-dessous du niveau de 150 mètres qui a été l'objet d'exploitation historique. L'objectif de la campagne de forage est d'identifier les ressources minérales conformément au règlement 43-101 au cours des prochains moins.

La propriété La Engañosa

En février 2008, la Société a conclu avec Arnoldo Castañeda Martínez et Consorcio Minero Latinoamericano, S.A. de C.V. (« Martínez-Consorcio Minero ») une convention d'option visant l'acquisition d'un intérêt de 100 % dans la propriété La Engañosa en contrepartie d'un montant de 1 265 000 $ US dont une tranche de 65 000 $ US a été payée au moment de la signature et le solde de 1 200 000 $ US payable sur une période de trois ans. La Société s'engageait également à effectuer des dépenses d'exploration minimales de 300 000 $ US par année au cours de la même période de trois ans.

En août 2008, après la première phase d'exploration, la direction a pris la décision de ne pas poursuivre davantage cette option. Par conséquent, la Société a abandonné le projet, et tous les coûts et frais d'exploration reportés encourus seront radiés au troisième trimestre de 2008.

RÉSULTATS D'EXPLOITATION – DEUXIÈME TRIMESTRE 2008 VS 2007

Au cours de la période de trois mois terminée le 30 juin 2008, la Société a enregistré une perte de 1 814 001 $ (0,02 $ l'action) (perte cumulative de 1 033 991 $ (0,01 $ l'action) par rapport à une perte de 2 196 390 $ (0,02 $ l'action) en 2007 et une perte cumulative de 3 619 621 $ (0,03 $ l'action) pour la période de six mois terminée le 30 juin 2007). La perte du trimestre inclut la radiation de 751 084 $ relativement à l'abandon du projet San José.

Les résultats de la période s'expliquent de la façon suivante :

Revenus

Les revenus d'intérêts se sont élevés à 18 066 $ pour le trimestre pour un cumul de 61 771 $ pour les premiers six mois de 2008 comparativement à 222 207 $ et un cumul de 332 099 $ en 2007. La raison de la baisse des revenus d'intérêts est due à la diminution du niveau d'encaisse moyen en 2008 par rapport à 2007.

Dépenses

Administration

Les frais d'administration se sont élevés à 506 527 $ (cumul de 1 113 405 $ pour la période de six mois terminée le 30 juin 2008) comparativement à 456 861 $ et un cumul de 974 113 $ en 2007. Cette augmentation s'explique par la hausse des salaires de la direction non capitalisés aux actifs miniers et des dépenses plus élevées relativement au siège social.

Autres

Le 30 mai 2008, la Société a pris la décision d'abandonner les propriétés San José, d'une superficie de 823,16 hectares à Chihuahua, au Mexique. Par conséquent, tous les coûts et frais d'exploration reportés relatifs à ces concessions minières à cette date qui s'élevaient à 751 084 $ ont été radiés au deuxième trimestre de 2008.

Au deuxième trimestre de 2008, la Société a comptabilisé les dépenses non monétaires à titre de rémunération à base d'actions de 87 555 $ selon la proportion d'options gagnées au cours de la période (cumul de 87 555 $ pour les premiers six mois) dont 13 462 $ capitalisés aux actifs miniers et le solde de 74 093 $ enregistré à l'état des résultats, résultat étendu et revenu (déficit) consolidés. Au deuxième trimestre de 2007, ces coûts s'élevaient à 1 482 903 $ (cumul de 1 541 044 $) dont 756 751 $ (cumul de 772 898 $) capitalisés aux actifs miniers et le solde de 726 152 $ (cumul de 768 146 $) enregistré à l'état des résultats, résultat étendu et revenu (déficit) consolidés. Avant 2008, le droit de levée était acquis dès l'attribution de l'option ce qui a augmenté la rémunération à base d'actions dans la période d'attribution.

Au cours de la période, en raison de la diminution du prix du zinc sur le marché, la Société a enregistré une perte sur la variation du cours du marché des produits de base de 603 051 $ relativement à la facturation définitive et au changement de valeur de la provision pour facturation définitive au cours de la période (gain cumulatif de 770 654 $ pour les premiers six mois de 2008) comparativement à un gain de 951 763 $ (perte cumulative de 330 652 $) pour les mêmes périodes de 2007. Au 30 juin 2008, 8,1 millions livres de zinc et 2,9 millions livres de cuivre demeuraient ouverts pour règlement final.

Au cours de la période de trois mois terminée le 30 juin 2008, la Société a enregistré un gain sur change de 81 882 $ (cumul de 173 081 $ pour la période de six mois terminée le 30 juin 2008) comparativement à une perte de change de 574 303 $ (cumul de 720 310 $) pour les mêmes périodes de 2007. Ce gain est attribuable à la conversion en dollars canadiens des actifs et passifs monétaires au Mexique, ainsi que de la facturation finale et la provision pour facturation finale négative, à la suite du gain de valeur au cours de la période du dollar américain et surtout du peso mexicain (hausse de 6,3 %) sur le dollar canadien depuis le début de 2008.

Au cours de la période, la Société a comptabilisé un gain non monétaire de 8 350 $ (perte cumulative de 58 450 $) sur la variation de la valeur de son placement temporaire dans Ressources Pershimco Inc. pour la période de six mois terminée le 30 juin 2008; comparativement à un gain non monétaire de 374 000 $ (gain cumulatif de 484 500 $) pour cette même période en 2007. La Société détient toujours 835 000 actions ordinaires de Pershimco qui sont présentée à la valeur à la cote.

RÉSUMÉ DES RÉSULTATS TRIMESTRIELS

Trimestre terminé le	Bénéfice (Perte)	Bénéfice (perte) de base et diluée par action
	$	$
30 juin 2008	(1 814 001)	(0,02)
31 mars 2008	780 010	0,01
31 décembre 2007	(3 678 927)	(0,03)
30 septembre 2007	(1 885 151)	(0,02)
30 juin 2007	(2 196 390)	(0,02)
31 mars 2007	(1 423 231)	(0,01)
31 décembre 2006	(417 065)	(< 0,01)
30 septembre 2006	(406 545)	(< 0,01)

LIQUIDITÉS ET FONDS DE ROULEMENT

Au 30 juin 2008, le fonds de roulement de la Société s'établit à 726 257 $, dont 2 401 584 $ en trésorerie et équivalents de trésorerie, comparativement à 6 137 120 $ et 6 700 016 $, respectivement, au 31 décembre 2007.

La réduction de la trésorerie et équivalents de trésorerie par rapport au 31 décembre 2007 est attribuable au règlement de facturations finales négatives au montant net de 2,7 millions de dollars auprès de MRI Trading et à l'investissement dans les actifs miniers de 15 millions de dollars y compris le programme d'exploration et les coûts de propriété. Les dépenses en immobilisations se sont élevées à 0,5 million de dollars. Les liquidités et le fonds de roulement sont suffisants pour s'acquitter des passifs à court terme et supporter les opérations courantes; cependant, ils sont tributaires aux prix de marché des métaux qui ont une incidence sur les flux de trésorerie générés par les activités d'exploitation pilote à Bolivar.

Au 30 juin 2008, le poste Taxe à la consommation et autres débiteurs s'élève à 2 294 204 $ (1 609 506 $ au 31 décembre 2007) et est principalement constitué du montant de taxe sur les intrants recouvrable (« IVA ») au Mexique. Le montant d'impôts sur le revenu à recevoir de 873 427 $ (722 515 $ au 31 décembre 2007) est constitué des acomptes

provisionnels d'impôts à recevoir des autorités mexicaines. Les impôts à recevoir prévus être encaissés en août ont été reportés à octobre 2008. Au 30 juin 2008, aucune provision pour mauvaise créance n'a été comptabilisée sur les montants à recevoir.

Au 30 juin 2008, les comptes créditeurs et charges à payer s'élèvent à 3 258 637 $ (2 254 123 $ au 31 décembre 2007) et sont composés de soldes de transactions d'opérations courantes et de provisions établies et non payées d'environ 410 000 $ dont 307 000 $ déjà comptabilisé à la fin de 2007. Au 30 juin 2008, les passifs à court terme et à long terme incluent l'impact de la conversion de la convention Minera Cusi d'une option à une convention d'achat conclue au deuxième trimestre, dont 2 607 372 $ sont comptabilisés dans les concessions minières à payer.

Au 30 juin 2008, la Société a une position nette à payer avec MRI Trading de 184 536 $ incluse dans le fonds de roulement (à payer de 1 368 164 $ au 31 décembre 2007) à la suite de la réduction des prix du cuivre et du zinc en novembre et décembre 2007 et du zinc au deuxième trimestre de 2008. Ce montant est enregistré séparément au poste créditeurs clients. Le prix de règlement final pourrait être supérieur ou inférieur selon la fluctuation des prix des métaux de base.

L'augmentation des comptes créditeurs et charges à payer est le résultat des délais de paiements des fournisseurs au cours du deuxième trimestre à la suite de la réduction des liquidités occasionnée par les facturations définitives négatives au cours du trimestre.

SOURCE DE FINANCEMENT, ACTIVITÉS DE FINANCEMENT ET D'INVESTISSEMENT

Les propriétés minières de la Société sont au stade de l'exploration. L'exploration et la mise en valeur des propriétés de la Société relèvent de la disponibilité des fonds pour la réalisation de ses projets. Malgré que la Société mène un programme d'exploitation pilote à la propriété Mine Bolivar et à Cusi qui lui apporte une source de revenu provenant de la vente de concentrés, la Société n'est pas considérée comme ayant atteint le stade de la production commerciale.

Les plans à court terme de la Société comprennent notamment les éléments suivants :

1) Début d'une étude de faisabilité visant la construction d'une usine sur le site de la propriété Mine Bolivar afin de faire passer cette propriété au stade de la production commerciale;
2) Augmenter les activités d'exploitation pilote à Cusi à 3000 tonnes par mois;
3) Exploration :
    a) Surclassement des ressources mesurées et indiquées en réserves,
    b) Identification de nouvelles ressources minéralisées,
4) Mise en valeur de propriétés;

En outre, la Société continuera à réévaluer le calendrier et les montants prévus des dépenses d'exploration afin d'améliorer l'efficience des opérations. En même temps, la direction évaluera ses besoins de capitaux qui pourraient nécessiter l'accès aux marchés des capitaux.

La production actuelle de zinc provenant de l'exploitation pilote à Bolivar représente 80 à 85 % de la production totale de la Société. Les prix du zinc toujours à la baisse continuent à avoir une incidence sur la situation financière de la Société. Le règlement final négatif au cours du deuxième trimestre ainsi que les règlements finaux à venir du troisième trimestre exercent une pression importante sur les liquidités de la Société. Des efforts ont été déployés pour réduire les coûts dans plusieurs secteurs afin d'augmenter le solde de trésorerie d'ici la fin de l'année. Les coûts en capital seront limités, et les efforts d'exploration seront concentrés aux alentours des activités d'exploitation pilote à Bolivar.

Au cours du deuxième trimestre de 2008, la Société n'a pas complété de placement privé (néant en 2007). Un total de 130 000 options d'achat d'actions ont été levées pour une contrepartie monétaire de 44 000 $ ce qui représente également le cumul du semestre terminé le 30 juin 2008. (Pour le semestre terminé le 30 juin 2007, 562 750 options d'achat d'actions ont été levées et 672 088 bons de souscription ont été exercés pour une contrepartie de 362 500 $ et 672 088 $, respectivement.)

Le programme d'exploitation pilote à Bolivar a généré des ventes de 6,7 millions de dollars au cours du deuxième trimestre, ou des ventes cumulées de 13,3 millions de dollars pour les premiers six mois de 2007, contre 5,0 millions de dollars et des ventes cumulées de 10,7 millions de dollars en 2007). Les fonds ont été utilisés pour le fonds de roulement et pour les opérations locales au Mexique ainsi que pour le règlement de facturations définitives.

Le 14 juillet 2008, la Société, par l'entremise de sa filiale en propriété exclusive, Dia Bras Mexicana S.A. de C.V., a contracté une facilité de crédit de fonds de roulement de 2 000 000 $ US (se reporter à la section Événements postérieurs à la date du bilan).

Dépenses en capital, frais d'exploration reportées et paiements de propriétés

Depuis le début de 2008, les dépenses en capital se sont maintenues à un niveau minimal. Les dépenses en capital au cours du deuxième trimestre de 2008 se sont élevées à 0,16 million de dollars (cumul de 0,5 million de dollars) et ont consisté principalement en l'acquisition de machinerie et d'équipement pour l'usine, comparativement à 2,3 millions de dollars (cumul de 5,1 millions de dollars) dont 2,3 millions de dollars (cumul de 5,0 millions) en machinerie et équipement pour la même période de 2007. Les autres dépenses relativement aux actifs miniers, y compris les paiements sur les propriétés, se sont élevés à 6,3 millions de dollars au deuxième trimestre (cumul de 14,6 millions de dollars), comparativement à 17,1 millions de dollars pour la même période de 2007.

La Société dispose de l'équipement nécessaire pour réaliser son programme d'exploration de 2008 et poursuivre ses activités de mise en valeur des projets Bolivar et Cusi. Les dépenses en capital pour 2008 seront limitées à l'optimisation de l'usine, l'investissement dans un programme environnemental à Malpaso et l'achat du terrain de Malpaso, pour un total d'environ 1,0 million de dollars.

Les paiements de propriétés au cours de la période de trois mois terminée le 30 juin 2008 se sont élevés à 516 893 $ (86 607 $ en 2007), dont 501 627 $ pour les propriétés Minera Cusi, et 15 266 $ pour la propriété Santa Rita.

Dette à long terme

À la suite de l'entente intervenue avec Minera Cusi en avril 2008, la Société a une obligation de 2 560 000 $ US, dont 2 060 000 $ US payables en 2009, qui sont comptabilisés dans les concessions minières à payer (portion à long terme de 1 049 060 $) dans les états financiers consolidés au 30 juin 2008.

ENGAGEMENTS FINANCIERS

Les engagements financiers de la Société sont les suivants :

a) Un bail de cinq ans pour des espaces de bureau à un loyer annuel de 60 000 $ jusqu'en août 2012;

b) Un bail de cinq ans signé conjointement avec deux autres sociétés comportant un loyer annuel de 150 000 $. Ces espaces ont été sous-loués jusqu'à la fin de la période du bail mais demeurent la responsabilité de la Société et des parties intéressées jusqu'à échéance en février 2009;

c) En janvier 2008, la Société a signé une entente de promesse d'achat avec l'État de Chihuahua afin d'acquérir le terrain de l'usine de Malpaso pour un montant total approximatif de 270 000 $ (2 874 144 pesos Mx). La chambre du congrès de l'État de Chihuahua a tout récemment approuvé la transaction, et les ententes sont en voie de préparation.

d) En 2007, dans le cours normal des affaires, la Société a garanti un contrat de crédit-bail pour l'acquisition par un tiers (le «Créancier ») d'équipements de transport pour un montant approximatif de 400 000 $ (4 420 380 pesos Mx) en faveur du prêteur du Créancier. Le contrat de crédit-bail original avait un terme de douze mois à partir de la date de signature en mai 2007, et l'obligation du Créancier est garantie par les équipements de transport. De plus, la Société a avancé 115 000 $ US au Créancier. Le Créancier fournit des services de transport en vertu d'un contrat de service conclu avec la Société. En mars 2008, la Société a été informée que le Créancier était en défaut de paiement de son obligation. La Société n'a aucun lien sur les actifs du Créancier. La Société a conclu une entente avec le Créancier afin de garantir le remboursement de l'obligation du Créancier à même les paiements par la Société des charges de transport.

   De plus, le 15 avril 2008, le Créancier a signé un billet à ordre en faveur de la Société, au montant de 500 000 $ US afin de protéger toute obligation éventuelle de la Société. En date du 15 août 2008, la Société a payé, au nom du Créancier, le montant total dû en vertu du contrat de crédit-bail et a, par conséquent, augmenté l'avance dû de la part du Créancier qui est approximativement 123 500 $ US (1 249 323 pesos Mx). La Société est confiante qu'elle ne subira aucune perte résultant de cette transaction et, par conséquent, aucune provision pour perte éventuelle n'a été enregistrée en regard à cette garantie dans les états financiers consolidés intermédiaires de la Société au 30 juin 2008 (néant au 31 décembre 2007).

e) La Société a élaboré un programme environnemental de dépenses en capital de l'ordre de 350 000 $ afin d'aménager un espace propice à la gestion des résidus miniers à l'usine de Malpaso. Les coûts relatifs à ce programme seront capitalisés lorsqu'ils sont encourus. Par conséquent, au 30 juin 2008, aucune provision n'a été enregistrée à cet égard dans les comptes créditeurs et charges à payer.

De plus, les paiements d'option et les dépenses d'exploration de la Société, en vertu des diverses options sur les propriétés miniers, seront comme suit :

Année	Paiements relatifs aux options	Dépenses d'exploration	Total
	$	$	$
2008	28 125	-	28 125
2009	110 000	-	110 000

Note : Ces montants excluent les paiements dus à Minera Cusi totalisant 2 560 000 $ US remboursables en versements trimestriels et inclus dans les concessions minières à payer des états financiers consolidés.

ARRANGEMENTS HORS BILAN

Au cours de la période, la Société n'a conclu aucun arrangement hors bilan.

ÉVÉNEMENT POSTÉRIEUR À LA DATE DU BILAN

Le 14 juillet 2008, la filiale en propriété exclusive de la Société, Dia Bras Mexicana S.A. de C.V., a contracté une facilité de crédit de fonds de roulement avec MRI Trading (« MRI ») au montant de 2 millions de dollars américains. Cette entente porte intérêt au taux LIBOR 3 mois plus 4 %, payable mensuellement sur une période de 18 mois commençant 6 mois après la réception des fonds.

Parallèlement à cette entente, la Société a accepté de vendre à MRI la production totale de concentrés de zinc, cuivre et argent-plomb jusqu'à la mi-2010.

OPÉRATIONS ENTRE APPARENTÉS

Au cours de la période, des sociétés contrôlées par des dirigeants de la Société ont fourni des services de gestion de projet et autres services corporatifs. Ces services sont indispensables pour la Société et ont été comptabilisés à la valeur du marché.

NOUVELLES CONVENTIONS COMPTABLES

Le 1er janvier 2008, Exploration Dia Bras inc. a adopté les nouvelles normes comptables du Manuel de l'Institut Canadien des Comptables Agréés comme suit :

Le chapitre 3862, *Instruments financiers – informations à fournir ;* le chapitre 3863 *Instruments financiers – présentation ;* Le chapitre 1535, *Informations à fournir concernant le capital ;* le chapitre 1400, *Normes générales de présentation des états financiers Instruments financiers ; et* le chapitre 3031, *Stocks,* qui remplace le présent chapitre 3030.

i) Le chapitre 3862, *Instruments financiers – informations à fournir – présentation* présente les informations à fournir qui permettent d'évaluer l'importance des instruments financiers au regard de la situation financière et de la performance financière de l'entité et la nature et l'ampleur des risques découlant des instruments financiers auxquels l'entité est exposée ainsi que la façon dont l'entité gère ces risques.

ii) Le chapitre 3863, *Instruments financiers – présentation,* établit des normes de présentation pour les instruments financiers et les dérivés incorporés. Il décrit plus en détails les normes présentées au chapitre 3861, *Instruments financiers – information à fournir et présentation.*

iii) Le chapitre 1535, *Informations à fournir concernant le capital,* établit des normes pour la divulgation d'informations sur le capital de l'entité et la façon dont il est géré. Il décrit la divulgation des objectifs, politiques et procédures de gestion du capital, les données quantitatives données sur les éléments que la Société considère comme capital, le fait que la Société s'est conformée à toute exigence en matière de capital, ou le cas échéant, les conséquences de la non-conformité.

iv) Le chapitre 1400, *Normes générales de présentation des états financiers,* a été modifié pour y inclure les exigences relatives à l'évaluation et la divulgation de la capacité de l'entreprise à poursuivre son exploitation. Ces nouvelles recommandations n'auront aucune incidence sur les états financiers consolidés de la Société qui évalue déjà sa capacité à poursuivre son exploitation.

v) Le chapitre 3031, *Stocks,* remplace le présent chapitre 3030. Le nouveau chapitre prévoit que les stocks doivent être mesurés au « moindre du coût et de la valeur de réalisation nette », ce qui diffère de la directive actuelle qui réfère au « moindre du coût et de la valeur du marché ». Le nouveau chapitre exige également, s'il y a lieu, que toute reprise de dépréciation précédemment enregistrée soit comptabilisée.

PRINCIPALES CONVENTIONS COMPTABLES

Instruments financiers – Comptabilisation et évaluation

Cette politique représente une politique principale car elle a un impact sur les résultats d'opérations consolidés. En effet, l'instrument dérivé incorporé dans les contrats de ventes de concentrés est évalué à la valeur marchande à la date de chaque bilan avec les changements correspondants de valeur enregistrés dans l'état des résultats, résultat étendu et revenu (déficit) consolidés.

Utilisation d'estimations

Pour préparer les états financiers conformément aux principes comptables généralement reconnus du Canada, la direction doit faire des estimations et formuler des hypothèses ayant une incidence sur les montants présentés de l'actif et du passif de même que sur la présentation de l'actif et du passif éventuels, à la date des états financiers, ainsi que sur les montants présentés au titre des revenus et des charges au cours de la période de présentation de l'information. Les éléments pour lesquels la direction utilise son jugement sont les provisions pour mauvaises créances, l'évaluation des instruments dérivés incorporés, la juste valeur des placements temporaires, les évaluations d'actifs miniers, les passifs éventuels et les impôts futurs. Les résultats réels peuvent différer de ces estimations de façon importante.

Actifs miniers

Les actifs miniers sont composés de droits et d'options pour acquérir un intérêt dans des propriétés minières, de frais d'exploration reportés, de terrain, de bâtiments et d'équipements d'exploration, de stocks de pièces et fournitures qui serviront à l'exploration et de dépôts sur de futurs actifs miniers. Tous les coûts directement liés aux projets d'exploration sont capitalisés.

Coûts et frais d'exploration reportés

Les coûts et frais d'exploration sont reportés jusqu'à l'établissement de la rentabilité économique du projet où ils seront alors transférés aux immobilisations corporelles. Les coûts sont radiés lorsque les propriétés d'exploration sont abandonnées ou lorsque la récupération des coûts est incertaine. La récupération est considérée comme incertaine lorsqu'il n'y a pas de ressources financières disponibles pour une zone d'intérêt pendant une période de trois années consécutives ou lorsque les résultats des travaux d'exploration ne justifient pas d'investissements additionnels. Les zones d'intérêt sont déterminées par projet.

Le produit de cession d'un actif minier est porté en diminution des coûts capitalisés s'y rapportant, et tout excédent du produit est constaté comme gain à l'état des résultats, résultat étendu et revenu (déficit) consolidés. En cas de cession partielle, s'il y a excédent des coûts capitalisés sur le produit, seule la perte est comptabilisée.

Les revenus provenant de la vente de concentrés d'un programme d'exploitation pilote avant le début de la production commerciale sont présentés en réduction des coûts et frais d'exploration reportés et sont reconnus une fois les conditions suivantes satisfaites :

- des preuves convaincantes d'une entente existent;
- la livraison a eu lieu selon les termes de l'entente;
- le prix est fixé ou déterminable; et
- le recouvrement est assuré de façon raisonnable.

Les concentrés de la Société sont vendus en vertu d'ententes qui prévoient que le prix de règlement final est déterminé par le prix du marché à une période postérieure à la date de la vente. Le prix du concentré est provisoirement établi à la date de livraison selon les prix à terme pour le mois prévu de règlement final. Toute variation subséquente du prix est comptabilisée comme un gain ou une perte à l'état des résultats, résultat étendu et revenu (déficit) consolidés.

Le cas échéant, tout excédent du revenu cumulé des ventes de concentrés du programme d'exploitation pilote sur les coûts et frais d'exploration cumulés afférents est présenté au passif à long terme jusqu'à ce que : i) la situation se résorbe; ou ii) le stade de production commerciale soit atteint, auquel cas l'excédent est appliqué contre le coût de construction de nouvelles installations, selon le cas; ou iii) la propriété soit abandonnée.

La Société estime que la production commerciale à la propriété Mine Bolivar débutera au plus tard à la fin de l'exercice financier 2009. La production commerciale a été définie comme étant le stade auquel le niveau de production atteindra 65 % de la capacité totale d'une usine sur le site pendant 90 jours consécutifs au cours d'une période d'au plus six mois. Le niveau de production sera calculé en fonction de la capacité d'une usine sur le site.

Ceci représente une politique comptable importante du fait qu'elle a un impact sur la présentation des revenus et dépenses relatives aux activités minières, qui sont actuellement présentées en réduction des frais d'exploration reportés au lieu d'être inclus dans la détermination du bénéfice net.

Obligations liées à la mise hors service d'immobilisations

Les obligations liées à la mise hors service d'immobilisations sont comptabilisées à leur juste valeur dans la période au cours de laquelle la Société contracte une obligation juridique liée à la mise hors service d'une immobilisation. Les coûts de cette obligation sont ajoutés à la valeur comptable de l'actif et amortis sur la durée restante de sa vie utile. La valeur actualisée est ajustée en utilisant un taux d'intérêt sans risque.

Ceci représente une politique comptable importante. En effet, la Société, après avoir revu le statut de ses opérations en fonction des lois environnementales actuelles en vigueur au Mexique, a déterminé qu'elle n'avait actuellement aucune obligation liée à la mise hors service d'immobilisations et, par conséquent, n'a pas comptabilisé de provision à cet égard.

Dans l'optique de l'étude de faisabilité, la Société va commander une étude d'impact environnemental à Bolivar à la suite de laquelle une obligation liée à la mise hors service d'immobilisations pourrait naître. Tout passif résultant de l'obligation liée à la mise hors service d'immobilisations sera constaté dans l'exercice au cours de laquelle naîtra l'obligation.

INSTRUMENTS FINANCIERS ET AUTRES

Autres que les investissements à court terme et la garantie, la Société n'utilise pas d'instruments dérivés. Toutefois, la direction considère qu'il existe un instrument financier dérivé intégré dans ses contrats de ventes de concentrés.

RISQUES ET INCERTITUDES

Risques inhérents aux affaires

L'exploration et la mise en valeur de gisements miniers comportent des risques importants que même une évaluation soignée, l'expérience et le savoir-faire ne peuvent éliminer. Toutes les propriétés minières de la Société sont au stade d'exploration. Rien ne garantit que les campagnes d'exploration de la Société résulteront dans la découverte de gisements commercialement rentables.

La Société a de nombreux concurrents disposant de plus de ressources financières, techniques ou autres.

Les prévisions de production futures des activités d'exploitation pilote de la mine Bolivar sont issues du plan de mine préparé en 2007 et subséquemment revu et/ou révisé par la direction. Ces prévisions sont sous réserves de modifications. La Société ne peut donner aucune assurance qu'elle réalisera ses estimations de production. Le défaut d'atteindre les estimations de production prévues pourrait avoir un effet défavorable important sur les flux monétaires futurs de la Société, les résultats du programme d'exploitation pilote et la situation financière future de la Société.

La production actuelle pourrait différer des estimations en raison des risques inhérents décrits précédemment ainsi que pour d'autres raisons telles que les suivantes :

- les teneurs, tonnage, métallurgie et autres caractéristiques du matériel extrait qui pourraient être différents des prévisions;
- la dilution minière;
- l'effondrement des murs de rampe ou glissement de terrains;
- les problèmes de ventilation et de température sous terre;
- les accidents de travail;
- les bris d'équipement;
- les phénomènes naturels tels que les intempéries, inondations, tremblements de terre et autres sinistres;
- les formations géologiques inhabituelles ou inattendues;
- les variations dans les prix de l'énergie et les pannes d'énergie;
- la rupture des stocks de fournitures nécessaires aux opérations telles que les explosifs, le gaz, les réactifs chimiques, l'eau, les pièces de remplacement et les lubrifiants; et
- les réglementations imposées par les organismes gouvernementaux.

Titres de propriété

La Société prend des mesures conformes aux standards de l'industrie pour des propriétés à ce stade de l'exploration afin d'obtenir les titres de ses propriétés. Toutefois, rien ne garantit que les titres des propriétés de la Société ne seront pas contestés. Les titres de propriétés peuvent être assujettis à des ententes ou à des transferts précédents non enregistrés et peuvent être affectés par des défauts non détectés (se reporter aux notes 9 et 20 des états financiers consolidés intermédiaires non vérifiés pour la période de six mois terminée le 30 juin 2008). Au 30 juin 2008, certains titres de propriétés de la Société sont en processus d'enregistrement au nom de la filiale mexicaine de la Société au bureau d'enregistrement du Mexique.

Besoins en capitaux

L'exploration, la mise en valeur, le traitement et l'exploitation des propriétés de la Société exigeront un financement supplémentaire considérable. Les seules sources de fonds disponibles pour la Société sont l'émission de capital-actions, l'emprunt et la vente de concentrés provenant du programme d'exploitation pilote. Il n'existe aucune assurance que de tels financements seront disponibles à la Société ni qu'ils le seront selon des modalités favorables à la Société ou qu'ils seront suffisants pour répondre aux besoins de la Société, ce qui pourrait avoir une incidence négative sur les affaires de la Société et sur sa situation financière. L'impossibilité d'obtenir un financement suffisant peut entraîner un retard, voire le report indéterminé des travaux d'exploration, de mise en valeur ou de production sur l'une ou l'ensemble des propriétés de la Société, et même occasionner la perte de sa participation dans une propriété.

Réglementation et exigences environnementales

Les activités de la Société nécessitent l'obtention de permis auprès de diverses autorités gouvernementales et sont régies par des lois et des règlements sur l'exploration, la mise en valeur, l'exploitation, la production, les exportations, les impôts, les normes du travail et la sécurité au travail ainsi que sur l'environnement et autres questions. Des coûts supplémentaires et des retards peuvent être occasionnés par la nécessité de se conformer aux lois et règlements. Si la Société ne pouvait obtenir ou renouveler les licences, permis ou approbations, elle pourrait être forcée de réduire ou cesser ses activités d'exploration ou de mise en valeur.

Risque des prix des métaux de base

La Société est exposée au risque lié au prix des métaux car le règlement final est déterminé par le prix du marché à une période postérieure à la date de la vente. La Société n'utilise pas d'instruments dérivés pour éliminer le risque.

Risque de change

La Société réalise ses ventes de concentrés et une partie de ses achats en devises principalement en dollars américains et en pesos mexicains. Par conséquent, certains actifs et passifs, notamment la trésorerie et les équivalents de trésorerie, les débiteurs (créditeurs) clients, les taxes à la consommation et autre débiteurs, les comptes créditeurs et charges à payer, ainsi que certains revenus et charges sont exposés aux fluctuations des devises.

Risque de crédit

La Société est assujettie à une concentration de son risque de crédit sur la trésorerie et équivalents de trésorerie, les débiteurs (créditeurs) clients et les taxes à la consommation et autres débiteurs. La Société conserve presque toute sa trésorerie et équivalents de trésorerie auprès d'importantes institutions financières au Canada et au Mexique. Par conséquent, selon la direction, le risque de crédit relié à la non performance des tierces parties est faible. La totalité du compte débiteurs (créditeurs) clients de la Société concerne un seul client et représente un risque de crédit normal. La totalité des taxes à la consommation est due par le gouvernement mexicain et représente, selon la direction, un risque de crédit normal.

PERSPECTIVES

Objectifs 2008

- Terminer le programme d'exploration pour accroître et surclasser les ressources connues au site Bolivar;
- Continuer l'exploration pour augmenter la première évaluation des ressources à Cusi;
- Continuer les tests métallurgiques et le programme d'exploitation pilote à Cusi;
- Poursuivre l'étude de faisabilité au site Bolivar pour obtenir les paramètres d'une éventuelle production à grande échelle, y compris la construction d'une usine de taille adéquate sur le site;
- Traiter 144 000 tonnes de matériel de teneurs moyennes de 1,4 % Cu et 8,0 % Zn pour une valeur de production estimative de 24 millions de dollars américains;
- Maintenir un programme d'amélioration des coûts dans tous les secteurs de la Société.

CONTRÔLES ET PROCÉDURES

Contrôles et procédure de communication de l'information et contrôles internes à l'égard de l'information financière

La Société, sous la supervision et avec la participation de la direction, dont le chef de la direction et le chef des opérations financières, a évalué l'efficacité des contrôles et procédures de communication de l'information et ont évalué la conception des contrôles internes de la Société à l'égard de l'information financière à la fin de la période terminée le 30 juin 2008 conformément au règlement 52-109. En fonction de cette évaluation, il a été déterminé i) que les contrôles et procédures de communication de l'information sont efficaces et permettent que l'information importante concernant la Société et ses filiales leur soit connus en temps opportun, et ii) que les contrôles internes à l'égard de l'information financière ont été conçus de façon à fournir une assurance raisonnable quant à la fiabilité de l'information financière et à la préparation des états financiers consolidés à être publiés conformément aux principes comptables généralement reconnus du Canada.

Au cours du trimestre, la Société a encouru un problème avec son nouveau système d'inventaire de pièces. Un inventaire physique complet a été effectué en date du 31 mai 2008, et les ajustements nécessaires ont été effectués. Une révision complète du système est présentement en cours afin de réévaluer et implanter des procédures de contrôle additionnelles essentiellement dans les entrepôts.

Dans le cadre de sa réévaluation des contrôles internes et des procédures, la Société examine les contrôles relativement aux taxes et impôts applicables à la Société.

À l'exception de ce qui précède, il n'est survenu aucun changement concernant les contrôles internes à l'égard de l'information financière au cours de la période de trois mois terminée le 30 juin 2008 qui a eu ou dont on peut raisonnablement penser qu'il aura une incidence importante sur les contrôles internes à l'égard de l'information financière.

AUTRES

a) Des informations additionnelles sont disponibles sur SEDAR à www.sedar.com ainsi que sur le site Web de la Société à www.diabras.com.

b) i) RÈGLEMENT 51-102 – PAR. 5.3

Analyse des coûts et frais d'exploration reportés :

	Bolivar	Cusi	La Engañosa	Pour la période de six mois terminée le 30 juin 2008 Total	Pour l'exercice terminé le 31 décembre 2007 Total
	$	$	$	$	$
Solde au début de la période	3 404 627	18 066 155	-	21 470 782	11 672 155
Coûts et frais d'exploration reportés					
Coûts d'acquisition et frais y afférents	206 505	3 051 012	64 885	3 322 402	1 446 016
Échantillonnage	155 611	116 375	-	271 986	2 174 022
Consultation en géologie et gestions	504 153	511 610	23 355	1 039 118	1 343 279
Forage et mise en valeur	3 212 166	1 809 954	-	5 022 120	9 265 331
Traitement à l'usine pilote et tests métallurgiques	1 900 238	52 223	-	1 952 461	5 131 739
Supervision et administration locales	717 470	337 849	-	1 055 319	939 631
Transport	4 227 104	40 838	-	4 267 942	9 999 427
Chemins	16 840	13 397	-	30 237	145 722
Camps	290 347	70 524	-	360 871	2 817 404
Amortissement des bâtiments et équipements d'exploration capitalisés	1 274 713	328 994	2 530	1 606 237	3 526 437
Rémunération à base d'actions	10 593	2 832	37	13 462	772 898
	12 515 740	6 335 608	90 807	18 942 155	37 561 906
Radiation d'actifs miniers – coûts et frais d'exploration reportés	(751 084)	-	-	(751 084)	(1 199 891)
Ventes de concentrés	(13 217 569)	-	-	(13 217 569)	(24 056 537)
	(1 452 913)	6 335 608	90 807	4 973 502	12 305 478
Transfert à excédent de recouvrement des coûts – exploitation pilote	878 881	-	-	878 881	(2 506 851)
	(574 032)	6 335 608	90 807	5 852 383	9 798 627
Solde à la fin de la période	2 830 595	24 401 763	90 807	27 323 165	21 470 782

(ii) RÈGLEMENT 51-102 – PAR. 5.4

Divulgation au 28 août 2008 des données relatives aux titres en circulation

Actions ordinaires : 111 501 269

Options en circulation : 10 703 333

Nombre d'options	Prix de levée	Date d'échéance
	$	
600 000	0,85	octobre 2008
930 000	0,75	août 2009
400 000	0,75	février 2010
1 273 333	0,30	septembre 2010
125 000	0,22	septembre 2010
2 495 000	0,40	février 2011
1 830 000	0,90	septembre 2011
1 670 000	0,98	janvier 2012
250 000	1,28	juin 2012
150 000	1,25	juillet 2012
300 000	0,89	octobre 2012
330 000	0,61	avril 2013
300 000	0,45	juin 2013
50 000	0,30	août 2013

Renseignements sur la Société

Siège social

Bureau 2750
600, boul. de Maisonneuve Ouest
Montréal (Québec) H3A 3J2

Tél. : (514) 393-8875
Téléc. : (514) 393-8513

Bourse

Bourse de croissance TSX
Symbole de cotation : DIB

Vérificateurs

PricewaterhouseCoopers s.r.l./s.n.c.r.l
Bureau 2800
1250, boulevard René-Lévesque Ouest
Montréal (Québec) H3B 2G4

Agent chargé de la tenue des registres et agent des transferts

Services aux investisseurs
Computershare Inc.

Relations avec les investisseurs

Nathalie Dion
Responsable des relations avec les investisseurs
Tél. : (514) 393-8875, p. 241
Courriel : ndion@diabras.com

Léonard Teoli
Chef des opérations financières
Tél. : (514) 393-8875, p. 226

Site Internet

www.diabras.com

Administrateurs

Thomas L. Robyn
Président du conseil

Daniel Tellechea

David Crevier

Eduardo Gonzalez

Mark Goodman

Robert D. Hirsh

Philip Renaud

Dirigeants

Thomas L. Robyn, Ph. D.
Président du conseil

Daniel Tellechea
Président et chef de la direction

François Auclair, M.Sc., Géo., FGAC
Vice-président, Développement corporatif

Eugene Schmidt
Vice-président, Exploration et géologie

Léonard Teoli, C.A.
Chef des opérations financières

Luce L. Saint-Pierre, LL.B., C.A.
Secrétaire

DIA BRAS exploration

DIA BRAS EXPLORATION INC.
(AN EXPLORATION-STAGE COMPANY)

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the six-month period ended June 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

August 28, 2008

This Management's Discussion and Analysis ("MD&A") supplements the unaudited consolidated financial statements and related notes of Dia Bras Exploration Inc. ("Dia Bras" or the "Company") for the six-month period ended June 30, 2008 and follows rule 51-102A of the Canadian Securities Administrator regarding continuous disclosure for reporting issuers. Therefore, it should be read in conjunction with those financial statements and related notes as at June 30, 2008. Additional information relating to Dia Bras is also available on SEDAR at www.sedar.com. It represents the view of management on the Company's current activities and its past and current financial results, as well as an outlook of the coming months. Unless otherwise specified, all dollar amounts in the MD&A are expressed in Canadian dollars.

FORWARD-LOOKING STATEMENTS

The MD&A contains forward-looking statements that express, as at the date thereof, the Company's expectations, estimates and projections regarding its business, the mining industry and the economic environment in which it operates. Forward-looking statements are reasonable, but involve a number of risks and uncertainties and there can be no assurance that such statements will prove to be accurate. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements, and readers should not place undue reliance on such statements.

NOTE TO READERS

Until it can be determined that the mining properties contain mineral reserves or resources that can be economically mined, they are classified as mining properties. The economic viability of these mining properties has not yet been assessed. The recoverability of costs relating to the mining properties, including deferred exploration expenses, is dependent upon the discovery of economically recoverable reserves and resources, confirmation of the Company's interest in the underlying mineral mining concessions, receipt of necessary permits, the ability of the Company to obtain the necessary financing to complete the development and construction of processing facilities, as well as future profitable production or, alternatively, upon disposal of such properties at an amount equal to the Company's investment therein.

CORPORATE OVERVIEW AND BUSINESS

Headquartered in Montréal, Canada, Dia Bras focuses on the exploration and development of copper-zinc, lead-silver and zinc properties throughout its combined 18,071 hectares in the state of Chihuahua, Mexico. The Company's projects, Bolivar and Cusihuiriachic ("Cusi"), are located in the Sierra Madre Occidental mountains of northwestern Mexico and within transport distance to its Malpaso Mill. Dia Bras' Malpaso Mill can process up to a capacity of 850 tonnes per day ("tpd") with potential for 1,350 tpd.

The Company currently produces zinc, copper and lead-silver concentrates through its Bolivar and Cusi pilot-mining programs.

Dia Bras's goal is to focus on growing its mining operations through the development of existing properties, while maintaining production costs that will sustain the Company through most market conditions.

SECOND QUARTER 2008 HIGHLIGHTS

» During the second quarter of 2008, production of zinc increased 40% and production of copper decreased 30% compared with the first quarter of 2008. Both productions have an overall increase of 103% and 91.5% respectively over the same period in 2007 due to higher zinc and copper grades and higher tonnages.

» Decrease of 14.5% of operating cash costs per dry metric tonne during the second quarter over 2007 and a 16.1% decrease over the cumulative six-month period for Bolivar pilot-mining activities.

» Sales of approximately $13.2 million at Bolivar Mine from pilot mining increased 24% compared with $10.6 million in the corresponding period of 2007. For the three-month period ended June 30, 2008, sales amounted $6.59 million, consistent with $6.63 million in the first quarter of 2008.

» Reduction of zinc market price of 42% compared to the same period in 2007 and 13% compared to the first quarter of 2008 has been an important factor that affected the Company's sales, cash flow and financial situation.

» The Company's exploration program at Bolivar continues to generate excellent results.

OVERALL PERFORMANCE – SECOND QUARTER 2008

EXPLORATION, PILOT MINING AND MINING DEVELOPMENT ACTIVITIES - SECOND QUARTER 2008

The Company's overall performance was positive in the first half of 2008; the exploration programs generate encouraging results from both Bolivar and Cusi properties. Dia Bras achieved record production of copper and zinc concentrates from its pilot-mining activities at Bolivar. Despite cost pressures, such as increased diesel prices, the Company was able to reduce its operating cash costs for the first half of 2008 by 16.1% over 2007.

Dia Bras continues to focus its attention on the initiation of a feasibility study at Bolivar. Currently, most of the definition drilling has been completed, and the Company expects to issue a measured and indicated resource calculation at the end of the third quarter, which will be the foundation of the study.

Following the termination of the first phase of the exploration process, the Company has reduced its drilling expenditures and will now focus on mine geology development to improve its pilot-mining activities. Accordingly, staff levels on each project have been reduced due to the reduction of exploration activities.

Bolivar Project

The Bolivar project is situated in the Piedras Verdes mining district of Chihuahua, approximately 250 km southwest of the city of Chihuahua, the capital of the state of Chihuahua in northern Mexico and, more specifically, approximately 10 kilometres southwest of Urique. It includes two units of exploration properties: the Bolivar and Mezquital groups, which comprise 12 mineral concessions that cover approximately 6,616 hectares.

The Bolivar project is covered by different purchase and option agreements including:

Bolivar III and IV Option Agreement

In 2004, the Company entered into a commercial agreement with the owners of Bolivar III and Bolivar IV. The agreement provided for the acquisition by the Company of 100% of the Bolivar Mine property for a consideration of US$1,200,000. In October 2007, the Company entered into a termination and transfer of rights agreement in reference to the commercial agreement and, upon signature, made a payment of US$166,250. As at June 30, 2008, an amount US$28,125 remains to be paid.

As at June 30, 2008, 50% interest is registered in the name of the Company and 50% is still registered under the name of Javier Bencomo Munoz and in process of registry under the name of the Company before the Public Mining Registry.

In 2005, a personal action was filed in Mexico against one of the Company's subsidiaries, Dia Bras Mexicana S.A. de C.V., ("DBM"), by an individual claiming the annulment and revocation of the purchase contracts of two mining concessions, Bolivar III and IV, entered into between DBM and Mr. Javier Octavio Bencomo Muñoz and Minera Senda de Plata, S.A. de C.V. Following the notification of said claim against DBM, a defense was filed based on the questionable legal standing of the claimant to file a lawsuit on behalf of the former owner. Although there can be no assurance regarding the outcome of such proceeding, management and its external legal advisors believe that, as the claimant purports the annulment and revocation of the purchase contracts, it will have no significant effects in the financial condition or results of operation of DBM. The remote success of such legal proceedings could result in an impairment of the value of the Bolivar Mine property (refer to note 20 on Contingency in the 2007 year-end audited consolidated financial statements).

La Chaparrita

In January 2008, the Company entered into a right purchase agreement with Minera Senda de Plata regarding the La Chaparrita property, covering 10.0 hectares, for a total amount of US$85,000 to be paid as follows:

- US$15,000 at the date of signing (paid),
- US$15,000 in July 2008 (paid),
- US$55,000 in January 2009.

As at June 30, 2008, an amount of US$70,000 is included in mining concessions payable.

Bolivar

In January 2008, the Company entered into a right purchase agreement with the Fernandez Group regarding the Bolivar property, covering 63.56 hectares, for a total amount of US$85,000 to be paid as follows:

- US$15,000 at the date of signing (paid),
- US$15,000 in July 2008 (paid),
- US$55,000 in January 2009.

As at June 30, 2008, an amount of US$70,000 is included in mining concessions payable.

Bolivar Project 2008 Exploration Program

Exploration efforts are focused on advancing the feasibility study. The objective of the program at Bolivar is to deliver sufficient resources in the measured and indicated categories to allow for a positive feasibility study to be undertaken in the third quarter of 2008. The view to assess the construction of a mill on site at Bolivar was addressed by the Company at the acquisition of the property and the inception of pilot-mining activities in 2005.

An updated resource calculation estimate as at February 28, 2008 was performed by Geostat Systems International Inc. Detailed results were announced and further disclosed in the 2007 annual and first quarter 2008 management discussion and analysis report.

In the second quarter of 2008, 8,433 metres of core diamond drilling were completed at Bolivar (surface and underground), for a year-to-date total of 14,605 metres. Drilling focused on three main areas: Alta Ley zone, the El Gallo zone and the La Montura trend.

		Q1-2008			Q2-2008			
	Area	Jan.	Feb.	March	April	May	June	Total
Underground	San Angel	-	-	-	-	-	165	165
	San Francisco	147	123	214	382	1,207	396	2,469
	Selena	387	318	-	-	-	-	705
	Titanic 2		202	416	86	606	261	1,571
Mine Total		**534**	**643**	**630**	**468**	**1,813**	**822**	**4,910**
Surface	El Gallo	248	484	527	1,070	1,298	521	4,148
	La Montura	-	135	726	270	954	354	2,439
	La Narizona	363	672	-	-	-	-	1,035
	Bolivar Alta Ley	509	386	114	-	-	-	1,009
	La Increíble	-	-	201	375	59	429	1,064
Surface Total		**1,120**	**1,677**	**1,568**	**1,715**	**2,311**	**1,304**	**9,695**
Grand Total		**1,654**	**2,320**	**2,198**	**2,183**	**4,124**	**2,126**	**14,605**

Bolivar Alta Ley Zone

At the Bolivar Mine, more than 3,100 metres of underground drilling was performed during the second quarter, mostly in the Titanic 2 and the San Francisco areas.

During the course of the pilot-mining activities at the Bolivar Mine, the Company discovered a new wide zone of copper-zinc mineralization exposed below the San Angel zone on Level 2 of the mine. A highly altered granodiorite dyke, of variable width (5-20 metres), carrying bornite mineralization and producing a halo of alteration and copper-zinc mineralization on its margins, was exposed in the workings. This is the second important bornite zone encountered (refer to news release of May 28, 2008). Currently, underground drilling and development works are underway to explore and determine the overall size of the dyke and down deep continuation of the San Angel ore body.

A 160-metre positive ramp from the Alta Ley area reached the San Francisco zone in the beginning of July. This newly opened underground area, situated approximately 300 metres south of the main mine area, was discovered in 2004 and 2005 during surface drilling exploration. Underground drilling has enabled the defining of a block of mineralized material that will be included in the updated resource statement that should be announced at the end of the third quarter. The best underground intersections in the San Francisco area came from hole DB08BM165 that intersected 16.2 metres core length (estimated true width of 4.2 metres) of 1.0% Cu, 8.7% Zn, 30 g/t Ag and 0.18 g/t Au (refer to news release of July 29, 2008).

El Gallo Zone

In the El Gallo zone, 2,889 metres of drilling were completed during the second quarter, mainly to upgrade the inferred resources to measured and indicated categories. Several holes were drilled east of the newly discovered bornite zone (refer to news release of April 8, 2008) and intersected widespread copper mineralization. Hole DB08B248 intersected 18.1 metres core length (estimated true width of 11.6 metres) of 2.2% Cu, 0.72 g/t Au, 32 g/t Ag and 26.4% Fe in the lower skarn horizon.

Drilling results further confirm the extent of the lower skarn horizon southeast and northwest of the main El Gallo area and will enable the resource base of the Bolivar project to be increased.

La Montura Trend

In the La Montura trend, 1,578 metres of surface drilling were completed to further define the favourable upper and lower skarn horizons and lead to a potential resource evaluation of this area. The best results in this area were observed in hole B08B235 which intersected 9.38% Zn over 16.70 metres in upper skarn-type mineralization at La Narizona, including a higher grade section averaging 17.04% Zn over 6.90 metres (refer to news release of April 8, 2008).

Bolivar Mine Pilot-Mining Program

During the second quarter of 2008, the Company processed 33,880 tonnes of material averaging grades of 1.64% Cu and 8.49% Zn from the Bolivar Mine, producing 1,676 DMT of copper concentrate and 4,580 DMT of zinc concentrate for a cumulative of 66,475 tonnes processed averaging grades of 1.94% Cu and 7.67% Zn, for a year-to-date production of 4,042 DMT of copper concentrate and 7,840 DMT of zinc concentrate.

Management maintains its 2008 production forecast to process 144,000 tonnes of material at average grades of 1.4% Cu and 8.0% Zn.

The second quarter production value amounted to US$6.7 million, a 39.5% increase over last year's corresponding period of US$4.8 million. The increase in production value compared to Q2-2007 is mostly attributable to the strong performance of copper market prices and increased mill throughput.

Cost improvement programs in all areas of the Company resulted in the reduction of direct operating cash costs per tonne during the second quarter of 14.5% over 2007 and 16.1% over the cumulative six-month period compared to 2007.

Increased production value from higher copper and zinc grades compared to last year's period was again affected by the lower zinc market prices during that period.

A summary of comparative statistics for 2008 and 2007 is shown in the following table. The cumulative statistics include adjustments made following reconciliation with final settlement data.

Bolivar Pilot Mining / Summary of the Second Quarter 2008

	Actual Q2-2008	Actual Q2-2007	% Variation 2008 over 2007	Actual Cumulative 2008	Actual Cumulative 2007	% Variation 2008 over 2007
Tonnes processed	**33,880**	28,240	19.97	**66,475**	58,254	14.11
Daily throughput	**387**	323	19.81	**760**	666	14.11
Copper grade	**1.64%**	1.13%	45.13	**1.94%**	1.24%	56.45
Zinc grade	**8.49%**	5.27%	61.10	**7.67%**	6.04%	26.99
Copper recovery	**80.06%**	77.58%	3.20	**84.11%**	79.60%	5.67
Zinc recovery	**90.01%**	87.69%	2.65	**85.77%**	86.10%	(0.38)
Copper concentrate production DMT	**1,676**	875	91.54	**4,042**	2,048	97.36
Zinc concentrate production DMT	**4,580**	2,255	103.10	**7,840**	5,242	49.56
Total production of copper (pounds)	**997,635**	557,708	78.88	**2,405,990**	1,279,967	87.97
Total production of zinc (pounds)	**5,684,701**	2,867,854	98.22	**9,731,016**	6,656,004	46.20
Average price of copper per pound, $US	**$3.83**	$3.45	11.01	**$3.64**	$3.07	18.57
Average price of zinc per pound, $US	**$0.96**	$1.65	(41.82)	**$1.02**	$1.61	(36.65)
(in US$ millions)						
Total net smelter production value[(1) (2) (3)]	**$6.7 M**	$4.8 M	39.58	**$13.7 M**	$10.0 M	37.00
Direct operating cash costs (including development)[(1) (2) (3)]	**$3.7 M**	$3.6 M	2.78	**$6.9 M**	$7.2 M	(4.17)
Direct operating cash margin (FOB Malpaso Mill)[(1) (2) (3)]	**$3.0 M**	$1.2 M	150.00	**$6.8 M**	$2.8 M	142.86
Operating cash costs/DMT (including development)[(1) (2) (3)]	**$108.91**	$127.48	(14.57)	**$103.98**	$123.91	(16.08)

(1) Non-GAAP measures: The Company reports net smelter production value (net treatment of refining charges), direct operating cash costs (including development), direct operating cash margin (FOB Malpaso mill) and operating cash costs/DMT (including development) even if they are non-GAAP measures to indicate the approximate value of the year's sales, and to isolate the measure of pilot-mining operation cost activities less amortization and depreciation. The Company believes this is useful supplemental information. However, it should not be considered as a substitute for measure of performance prepared in accordance with GAAP.

(2) Net smelter production value is calculated using quarterly average current metal prices which may be different from final prices.

(3) Before amortization

Since the beginning of 2008, the Company finalized negative settlement billings totaling US$2.6 million which directly affected the Company's cash flow. Those settlements mainly related to 2007 zinc shipments which generated a loss in commodity prices of US$3.10 million recorded in 2007 results. The commodity price effect of those shipments during 2008 was a gain of US$70,000. Since September 2007, the zinc market price decreased by approximately 40.0% (including 21.2% since the beginning of 2008) from US$1.35/lb to US$0.96/lb at the end of the second quarter. In order to protect its cash flow, the Company initiated, in July 2008, a quotation period ("QP") hedging program on its open copper position which will guarantee final settlement prices on approximately 90% of the shipped copper concentrate. The Company is planning to use the same procedure with future zinc concentrate shipments.

San José

On May 30, 2008, the Company decided to abandon the San José properties. Consequently, all costs and deferred exploration expenses accumulated on the related mining concessions as at that date have been written off in the second quarter of 2008. As of the date of this report, El Paso Partners, Ltd./Polo y Ron Minerales S.A. de C.V. has yet to officially accept the Company's option termination letter.

Cusi Project

The history of the Cusihuiriachic silver district spans three hundred-plus years. The abundance of silver initially attracted fortune hunters to Cusi in the late 1600s, and this centrally located district was an important factor that allowed Mexico to control approximately 33% of the world's silver production. These former mines historically produced high-grade silver but became inactive during plummeting silver prices; most have never been explored at depth and none with modern techniques. The acquired assets include 12 inactive mines, each located on a mineralized structure.

The Cusi project is subject to different purchase and option agreements (refer to quarterly financial statements and annual 2007 management's discussion and analysis: La India and La Marisa, Holguin properties, San Miguel-La Bamba (Pershimco) and Minera Cusi) all entered into in 2006, including the Minera Cusi agreement on which related properties' exploration expenditures were incurred during the second quarter of 2008.

Minera Cusi Agreement

In June 2006, the Company entered into an option agreement to earn a 100% interest in several properties (1,133.5 hectares) with Compañia Minera Cusi ("Minera Cusi"), a private Mexican company, for a total amount of US$5,000,000 payable over a three-year period.

In April 2008, the Company negotiated new terms of agreement with Minera Cusi in order to redefine the schedule of payments. The new agreement represents a purchase agreement for the total outstanding amount of US$3,060,000 to be paid as follows: US$500,000 (paid at the date of signing), US$500,000 in November 2008 and four quarterly instalments of US$515,000 in March, June, September and December 2009. Those amounts are disclosed as mining concessions payable in the June 30, 2008 unaudited consolidated financial statements. The properties are subject to a sliding scale royalty in favour of Minera Cusi as follows: 2% NSR if the price of silver is equal to a maximum of US$11.00 per ounce or 3% NSR if the price of silver exceeds US$11.00 per ounce.

Cusi Exploration 2008 Program

The objectives of the drilling program at Cusi are: to upgrade resources in the Santa Edwiges and Promontorio sectors and to target individual structural corridors identified during the mapping program of 2007.

Drilling at Cusi during in the second quarter was reduced as more resources were allocated to the Bolivar project for the completion of the resource definition drilling.

From April to June 2008, 4,373 metres of diamond core drilling were completed on the Cusi project (2,987 metres from surface and 1,386 metres from underground) for a year-to-date total of 10,849 metres. The following table shows the distribution of drilling for 2008.

Metres Per Sector	Q1-2008			Q2-2008			Total
	January	February	March	April	May	June	
Santa Edwiges	422	792	795	501	243	642	3,395
Total Underground	422	792	795	501	243	642	3,395
Promontorio	920	789	126	-	-	350	2,185
San Antonio	-	-	-	-	-	63	63
Santa Edwiges	601	394	-	-	-	-	995
Santa Marina	176	521	374	495	561	432	2,559
Minerva	-	40	527	603	483	-	1,653
Total Surface	1,697	1,744	1,027	1,098	1,044	845	7,455
Grand Total	**2,119**	**2,536**	**1,822**	**1,599**	**1,287**	**1,487**	**10,850**

Santa Edwiges / Santa Marina (Refer to the Minera Cusi Agreement)

From April to June 2008, 1,386 metres of underground drilling were completed at Santa Edwiges, as well as the development of more than 160 metres of the 303 ramp which should allow access to a mineralized zone containing possibly up to 40,000 tonnes of economic (Pb-Zn-Ag) material known as the Santa Rosa chimney. This zone has been intersected by a number of surface and underground drill holes (including hole DC07B091).

In the Santa Marina trend, 1,488 metres of surface drilling were completed to explore the depth extension of the mineralization. Drilling has allowed Dia Bras to delineate high-grade ore shoots along the Santa Rosa zone and along the Santa Marina trend. The best intersection was observed in hole DC08M023, which intersected 1345 g/t Ag, 14.05 g/t Au, 1.10% Zn, 1.60% Pb and 0.1% Cu, over a core length of 1.0 metre (true width estimated at 0.85 metre).

Promontorio Mine (Refer to the Minera Cusi Agreement)

From April to June 2008, limited surface drilling was performed in this area.

Regional Mapping

During the months of March and April, a wide-scale prospecting, mapping and sampling program was undertaken in the La Reina sector. This sector is located in the southern part of the Cusi property and includes a number of historical mineralized and mined areas. The program has revealed the presence of a number of gold-silver veins and breccias both from known historical producers and from zones unexplored in the past. A total of 446 samples were taken and sent for analyses. Eight samples returned values greater than 1,000 g/t Ag, 13 with values over 500 g/t Ag, 40 values above 300 g/t Ag and more than 156 samples (40%) returned results exceeding 100 g/t Ag. 50 samples were collected on claims that are still under negotiation with the owner (refer to news release of May 30 and July 25, 2008).

Resource Estimate

A first National Instrument ("NI") 43-101 compliant resource calculation was completed for the most promising sectors of the Cusi camp, Santa Edwiges and Promontorio, as at March 31, 2008. These numbers are very promising, as only two of the known twelve mineralised areas have been included in the resource calculation, leaving a tremendous upgrade potential.

A copy of the report has been filed on SEDAR and may be viewed under the Company's profile at www.sedar.com or on the Company's website at http://www.diabras.com.

Resources - Total of Promontorio and Santa Edwiges
Calculated by Yann Camus, Eng., Geostat Systems International Inc.,
Resource situation on 2008-03-31
Cutoff at 120 g/t AgEq, 2 m minimum horizontal width for structures, density of 2.7

Classification	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	AgEq* (g/t)	Oz of Ag	Oz of AgEq
Measured	11,000	0.05	207	0.04	0.47	0.51	263	76,380	96,650
Indicated	223,000	0.12	186	0.05	0.81	0.84	282	1,336,870	2,024,500
Measured + Indicated	**234,000**	**0.12**	**187**	**0.05**	**0.80**	**0.82**	**281**	**1,413,260**	**2,121,160**
Inferred	**1,394,000**	**0.24**	**188**	**0.06**	**1.15**	**1.14**	**326**	**8,434,810**	**14,614,410**

*: Silver Equivalent AgEq=Ag+70.1*Au+62.2*Zn+43.3*Pb

Notes:

1. *CIM Definitions were followed for the resource estimate.*
2. *A minimum width of 2 m was used for a mineralized zone.*
3. *Densities of mineralized rock are indicated in the tables.*
4. *Equivalent Ag grades and contained ounces were estimated based on gold, silver, lead and zinc plant recoveries as per the most recent metallurgical test work and smelter terms.*
5. *Mineral resources that are not mineral reserves do not have demonstrated economic viability.*
6. *Price assumptions used for the AgEq calculation (US$): Ag 11.00/oz, Au 600.00/oz, Cu 2.00/lb, Zn1.00/lb, Pb 0.65/lb.*

Cusi Pilot Mining

In April 2008, the Company began processing Cusi material at its Malpaso mill facility in order to achieve further metallurgical testing. During this period, the Company processed 1,730 tonnes of material averaging 3.12% Pb, 116 g/t Ag and 2.2% Zn producing 61 DMT of lead-silver concentrate and 47 DMT of zinc concentrate which were sold to MRI Trading for an amount of approximately $133,000. The recovery rate was of 64.56% for lead, 60.54% for silver and 61.90% for zinc. The Company will process additional Cusi material through July and the rest of 2008 at an expected rate of 3,000 tonnes per month.

Additional metallurgical testing is also planned on material from the Promontorio sector.

Pershimco Joint Venture Agreement

In June 2008, the Company entered into a joint venture agreement (the "JVA") with Pershimco Resources Inc. for the San Miguel and La Bamba properties, which cover 36 hectares in the Cusi Silver Mining District. Pursuant to the terms of the JVA, Pershimco must incur US$1.5 million of expenditures over a period of 18 months on the properties before having the right to acquire an additional 20% interest on the properties at a cost of US$1.0 million. The JVA provides for Pershimco being the operator for all exploration and development of the properties which will be managed by a jointly owned Mexican subsidiary. Pershimco and Dia Bras each hold a 50% interest in the properties. The properties are subject to a 2% NSR of which 1% may be bought back for US$1,000,000.

Recently, the joint venture undertook structural mapping and a selective channel sampling program on the 5th Level to verify and validate the recent and historical underground works and had discovered a new silver zone at the historical San Miguel Mine. The *El Convento Chimney* is a higher grade silver, zinc and lead target with significant gold. This new zone adds, with the known La Bamba and San Miguel zones, a third chimney in the silver mineralized system.

Samples from the *El Convento Chimney* represent an area of approximately 535 square metres. The potential to extend to a vertical depth of -500 m based on the known silver mineralization in the Cusi mining camp appears promising, thus potentially increasing significantly the known mineralized structure. Further work will be required to define NI43-101 compliant mineral resources.

The exploration program, which will be carried out throughout the coming months, includes 10,000 metres of drilling to test the depth extension of the silver mineralization to a minimum 500-metre vertical depth, well below the current 150-metre vertical mine workings. The objective of the program is to delineate a mineral resource in compliance with NI43-101 in the coming months.

La Engañosa Property

In February 2008, the Company entered into an option agreement with Arnoldo Castañeda Martínez and Consorcio Minero Latinoamericano, S.A. de C.V. ("Martinez-Consorcio Minero") whereby it could earn a 100% interest in the La Engañosa property by paying a total amount of US$1,265,000 of which US$65,000 was paid at the date of signature with the balance of $1,200,000 to be paid over a three-year period and by incurring minimum exploration expenditures of US$300,000 per year over the same three-year period.

In August 2008, after the first phase of exploration, management decided not to pursue this option further. Therefore, the Company has abandoned the project, and all costs and deferred exploration expenses incurred will be written off during the third quarter of 2008.

RESULTS OF OPERATIONS – SECOND QUARTER 2008 VS 2007

During the three-month period ended June 30, 2008, the Company realized a loss of $1,814,001 ($0.02 per share) (cumulative loss of $1,033,991 ($0.01 per share) compared with a loss of $2,196,390 ($0.02 per share) in 2007 and cumulative loss of $3,619,621 ($0.03 per share) for the six-month period ended June 30, 2007). Included in this quarter loss is the write-off of $751,084 related to the abandonment of the San José project.

The period results are explained as follows:

Income

Interest income amounted to $18,066 during the quarter for a total of $61,771 for the first six months of 2008 compared with $222,207 and $332,099 in 2007. This decrease in interest revenue is due to a lower average level of cash on hand in 2008 compared to 2007.

Expenses

Administrative Expenses

Administrative expenses totalled $506,527 (cumulative expenses of $1,113,405 for the six-month period ended June 30, 2008) compared with $456,861 and cumulative expenses of $974,113 in 2007. This variance compared to 2007 is due to increased management salaries not capitalized to mining assets and higher corporate office expenses.

Other Expenses

On May 30, 2008, the Company decided to abandon the San José properties covering 823.16 hectares in Chihuahua, Mexico. Consequently, all costs and deferred exploration expenses accumulated on the related mining concessions as at that date amounting to $751,084 were written off during the second quarter of 2008.

During the quarter, the Company accounted for noncash stock-based compensation costs in the amount of $87,555 based on the proportion of options that were vested during the period (cumulative costs of $87,555 for the six-month period) including $13,462 capitalized to mining assets, and the balance of $74,093 was recorded in the Consolidated Statements of Operations and Deficit. During 2007, those costs amounted to $1,482,903 (cumulative costs of $1,541,044) including $756,751 (cumulative $772,898) capitalized to mining assets and the balance of $726,152 (cumulative costs of $768,146) recorded in the Consolidated Statements of Operations and Deficit. Before 2008, all options were fully vested at the date of grant which increased the stock-based compensation cost in the period of grant.

During the quarter, due to the decreased market price of zinc, the Company recorded a loss on the variation of commodity market prices of $603,051 related to final settlement billings and unsettled shipment provision change in value during the quarter (cumulative gain of $770,654 for the first six months of 2008) compared with a gain of $951,763 and a cumulative loss of $330,652 for the same periods of 2007. As at June 30, 2008, 8.1 million lbs. of zinc and 2.9 million lbs. of copper remained open for final settlement.

During the three-month period ended June 30, 2008, the Company recorded a gain on currency exchange of $81,882 (cumulative gain of $ 173,081 for the six-month period ended June 30, 2008) compared with a loss of $574,303 and cumulative loss of $720,310 in 2007). This gain is mainly attributable to the conversion into Canadian currency of the monetary assets and liabilities in Mexico and on final billings and outstanding negative final settlement provision, as both the U.S. dollar and mostly the Mexican peso (6.3 % increase) gained value over the Canadian dollar since the beginning of 2008.

During the period, the Company recorded a noncash gain on the change in value of the temporary investment in Pershimco Resources Inc. of $8,350 for a cumulative loss of $58,450 for six-month period ended June 30, 2008, compared with a noncash gain of $374,000 and a cumulative gain of $484,500 in 2007. The Company still owns 835,000 common shares of Pershimco that are stated at fair market value.

SUMMARY OF QUARTERLY RESULTS

Quarter Ended	Profit (Loss)	Basic and Diluted Loss Per Share
	$	$
June 30, 2008	(1,814,001)	(0.02)
March 31, 2008	780,010	0.01
December 31, 2007	(3,678,927)	(0.03)
September 30, 2007	(1,885,151)	(0.02)
June 30, 2007	(2,196,390)	(0.02)
March 31, 2007	(1,423,231)	(0.01)
December 31, 2006	(417,065)	(< 0.01)
September 30, 2006	(406,545)	(< 0.01)

Liquidity and Working Capital

As at June 30, 2008, the Company's working capital amounted to $726,257, including $2,401,584 in cash and cash equivalents, compared with $6,137,120 as at December 31, 2007, including $6,700,016 in cash and cash equivalents.

Decrease in cash compared to December 31, 2007 is mainly due to the settlement of negative final billings with MRI Trading amounting to $2.7 million and investment in mining assets of $15 million including the exploration program and property payments. Capital expenditures amounted to $0.5 million. The liquidity and working capital are sufficient to meet current liabilities and to support current operations; however, it is dependent on metal market prices which directly affect cash flow generated by Bolivar pilot-mining activities.

As at June 30, 2008, sales tax and other receivables amounted to $2,294,204 ($1,609,506 as at December 31, 2007) and are mostly comprised of Mexican recoverable Value Added Tax credits "IVA". Income tax receivable in the amount of $873,427 ($722,515 as at December 31, 2007) represents 2007 provisional tax instalments receivable from the Mexican tax authorities. The income tax refund that was expected in August 2008 has been delayed until October 2008. As at June 30, 2008, no allowance was taken with respect to any of the amounts receivable.

As at June 30, 2008, accounts payable and accrued liabilities amounted to $3,258,637 ($2,254,123 as at December 31, 2007) which represents mostly current usual business transaction balances and an unpaid provision of approximately $410,000 including approximately $307,000 from year-end 2007. As at June 30, 2008, also included in current and long-term liabilities is the impact of the conversion of the Minera Cusi agreement from an option to a property purchase agreement entered into in the second quarter of 2008 and for which $2,607,372 is included in mining concessions payable as at June 30, 2008.

As at June 30, 2008, and included in working capital, the Company has a net payable position of $184,536 with MRI Trading (payable of $1,368,164 as at December 31, 2007), resulting from a reduction of the prices of copper and zinc in November and December 2007 and during the second quarter of 2008 for zinc. This payable is disclosed separately as trade payables. The actual final settlement billings could be higher or lower depending on the future fluctuation of commodity prices.

The increase in payables is due to the longer delay in paying creditors as the Company was dealing with reduced liquidity due to final settlement.

Capital Resources, Investing and Financing Activities

The mineral properties of the Company are at the exploration stage. The exploration and development of the Company's properties depend on the Company having sufficient funds to carry out its plans and, although it is conducting a pilot-mining program at the Bolivar Mine property and at Cusi, thereby providing a source of income through the sales of concentrates, the Company is not yet considered as being at the commercial production stage.

The Company's current near-term plans include the following objectives:

(1) Initiation of a feasibility study to build a mill at the Bolivar Mine site to bring the project to the production stage;

(2) Increase pilot-mining activities at Cusi to 3,000 tonnes per month;

(3) Exploration:

- (a) Block measured and indicated resources to reserves,
- (b) Identify new mineral resources;

(4) Mine development.

Furthermore, the Company will continue to periodically reassess the amount and timing of its currently planned expenditures to increase operating efficiencies. At the same time, management will continually assess its capital requirements that may require accessing capital markets.

Current pilot-mining zinc production at Bolivar represents 80-85% of the Company's overall production. Decreasing zinc prices continued to affect the Company's financial situation. Negative final settlement in the second quarter and upcoming ones during the third quarter are maintaining significant pressure on the Company's liquidity level. Efforts have been deployed in order to reduce costs in different areas in order to help increase cash levels over the remainder of 2008. Capital expenditures will be kept to a minimum and exploration will be focused around the Bolivar pilot-mining area.

During the second quarter of 2008, the Company did not complete any private placement (nil in 2007). A total of 130,000 stock options were exercised for a total cash consideration of $44,000 which also represents the cumulative amount for the six-month period ended June 30, 2008. (During the six-month period ended June 30, 2007, 562,750 stock options and 672,088 broker warrants were exercised for respective cash consideration of $362,500 and $672,088.)

The pilot-mining program at Bolivar generated sales of $6.7 million during the second quarter for cumulative sales of $13.3 million for the first six months of 2008, compared with $5.0 million and cumulative sales of $10.7 million in 2007. Funds were used for working capital and local operations in Mexico and for the settlement of final billings.

On July 14, 2008, the Company, through its wholly owned subsidiary Dia Bras Mexicana S.A. de C.V., secured a US$2.0 million advance facility for its working capital needs (refer to Subsequent Event section on page 13).

Capital Expenditures, Deferred Exploration Expenses and Property Payments

Since the beginning of 2008, capital expenditures have been maintained at a minimal level. Capital expenditures in the second quarter of 2008 amounted to $0.16 million (cumulative amount of $0.5 million) and consisted of machinery and equipment at the project mill site, compared with capital expenditures for the same period in 2007 of $2.3 million (cumulative amount of $5.1 million) and $2.3 million (cumulative amount of $5.0 million) in machinery and equipment. Other mining asset expenses, including property payments, amounted to $6.3 million in the second quarter (cumulative amount of $14.6 million) compared with $17.1 million in the same period of 2007.

Currently, the Company has the necessary equipment to complete its 2008 exploration program and the expected mining and development activities on both the Bolivar and Cusi projects. Other capital expenditures in 2008 will be limited to plant optimization, environmental capital expenditure investment at Malpaso and the purchase of the Malpaso land for a total expenditure of approximately $1.0 million.

Property payments in the second quarter amounted to approximately $516,893 ($86,607 in 2007), including $501,627 for the Minera Cusi property and $15,266 for the Santa Rita property.

Long-Term Debt

Following the new agreement entered into with Minera Cusi in April 2008, the Company has an obligation of US$2,560,000, including US$2,060,000 payable in 2009, which is disclosed as mining concessions payable (long-term portion $1,049,060) in the consolidated financial statements as at June 30, 2008.

FINANCIAL COMMITMENTS

At the date of this report, the Company's financial commitments are as follows:

(a) A five-year lease for office premises at an annual rent of $60,000 until August 2012;

(b) A five-year lease signed jointly with two other companies expiring in February 2009, at an annual rent of $150,000. This office space has been subleased for the remainder of the lease period but remain the responsibility of the Company and related parties until expiry in February 2009;

(c) In January 2008, the Company entered into an agreement with the state of Chihuahua to purchase the land at the Malpaso milling facility for a total amount of approximately $270,000 (MX 2,874,144). The State congress has just recently approved the transaction, and contracts are now being prepared. Payments will be over a two-year period including 50% at the signature of the sales agreement.

(d) In 2007, in the normal course of business, the Company guaranteed a financial lease for the purchase of transportation equipment by a third party (the "Borrower") for an amount of $400,000 (MX 4,420,380) in favour of the Borrower's lender. The original financial lease agreement had a duration of 12 months from the date of its signature in May 2007 and the Borrower's debt is secured by the transportation equipment. In addition, the Company advanced US$115,000 to the Borrower. The Borrower provides transportation services to the Company pursuant to a transportation agreement. In March 2008, the Company was informed that the Borrower was in default of payments of its obligation. The Company does not have any recourse over any assets of the Borrower. The Company reached an agreement with the Borrower to secure repayment of the Borrower's debt directly from the proceeds of the Company's payment of transportation charges.

    In addition, on April 15, 2008, the Borrower signed a promissory note in favour of the Company in the amount of US$500,000 to secure any potential obligation for the Company. As of August 15, 2008, the Company has paid, on behalf of the Borrower, the full amount due on the financial lease and increased the advance due from the borrower which stands at approximately $123,500 (MX 1,249,323). The Company is confident it will not incur any loss resulting from this transaction and, as such, no provision for contingent loss has been recorded under the guarantee in the consolidated financial statements of the Company as at June 30, 2008 and December 31, 2007; and

(e) The Company has elaborated an environmental capital expenditure program estimated at $350,000 in order to secure an appropriate area for the management of its tailings at the Malpaso mill facility. The costs related to this program will be capitalized as they are incurred. Therefore, as at June 30, 2008, no provision is recorded in accounts payable and accrued liabilities.

To exercise its various options on the mining properties, the Company's option payments and exploration expenses would be as follows:

Year	Option Payments	Exploration Expenses	Total
	$	$	$
2008	28,125	-	28,125
2009	110,000	-	110,000

NOTE: Those amounts exclude payments due to Minera Cusi totalling US$2,560,000 payable in quarterly instalments and which are included in mining concessions payable in the Company's consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENT

During the period, the Company did not enter into any off-balance sheet arrangement.

SUBSEQUENT EVENT

On July 14, 2008, the Company's wholly owned subsidiary Dia Bras Mexicana S.A. de C.V. entered into a US$ 2,000,000 working capital loan facility with MRI Trading AG ("MRI"). This advance credit facility bears interest at the 3-month LIBOR rate plus 4% payable monthly over an 18-month period starting six months after the reception of the funds.

Along with this agreement, the Company has agreed to sell to MRI its full production of zinc, copper and lead-silver concentrates up until mid-2010.

RELATED PARTY TRANSACTIONS

During the second quarter of 2008, the Company paid for services provided by companies controlled by officers of the Company. Those services, relating to project management and corporate activities, are essential to the Company and were recorded at their exchange value which reflected the fair market value.

NEW ACCOUNTING STANDARDS

Effective January 1, 2008, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") handbook sections as follows;

Section 3862, "Financial Instruments – Disclosures"; Section 3863, "Financial Instruments – Presentation"; Section 1535, "Capital disclosures"; Section 1400, "General Standards of Financial Statement Presentation; Section 3031 "Inventories" replaces the existing section 3030.

(i) Section 3862, "Financial Instruments – Disclosures" describes the required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

ii) Section 3863, "Financial Instruments – Presentation". This section establishes standards for presentation of financial instruments and non-financial derivatives. It details the presentation of standards described in Section 3861, "Financial Instruments – Disclosure and Presentation".

(iii) Section 1535, "Capital disclosures", establishes standards for disclosing information about an entity's capital and how it is managed. It describes the disclosure of the entity's objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

(iv) Section 1400, "General Standards of Financial Statement Presentation", was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. These new requirements will not have any impact on the consolidated financial statements as the Company is already assessing its ability to continue as a going concern.

(v) Section 3031, "Inventories" replaces the existing section 3030. Under the new section, inventories are required to be measured at the "lower of cost and net realizable value", which is different from the existing guidance of the "lower of cost and market". The new section also requires, when applicable, the reversal of any write-downs previously recognized.

CRITICAL ACCOUNTING POLICIES

Financial Instruments – Recognition and Measurement

This represents a critical accounting policy since it has an impact on the consolidated financial statements, given the embedded derivative included in the sales agreement for concentrate is recorded at the fair value at each balance sheet date with the corresponding change in fair value recorded in the Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit.

Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management judgment is applied are allowance for doubtful accounts, valuation of embedded derivatives, fair value of temporary investments, mining asset valuations, contingent liabilities and future income taxes. Actual results could differ from those estimates and such differences could be material.

Mining Assets

Mining assets include the cost to acquire mining concessions and options in mining properties, deferred exploration expenses, land, exploration buildings and equipment, supplies and spare parts inventory that will be used for exploration, and deposits on future mining assets. All costs directly related to exploration projects are capitalized.

Costs and Deferred Exploration Expenses

Costs and exploration expenses are deferred until the economic viability of the project has been established, at which time costs are added to property, plant and equipment. Specific costs are written off when properties are abandoned or when cost recovery is uncertain. Management has defined uncertainty as: 1) no financial resources are available for development in areas of interest for three consecutive years or 2) exploration results do not warrant further investment. Areas of interest are defined by project.

Proceeds from the sale of a mining asset are applied against related carrying costs and any excess is reflected as a gain in the Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit. In the case of a partial sale, if carrying costs exceed the proceeds, only the loss is reflected.

Revenue from the sale of concentrates from the pilot-mining program before commencement of commercial production is recorded as a reduction of the related deferred exploration expenses and is recognized when the following conditions are met:

» Persuasive evidence of an arrangement exists;

» Delivery has occurred under the terms of the arrangement;

» The price is fixed or determinable; and

» Collection is reasonably assured.

The Company's concentrates are sold under pricing arrangements whereby final settlement prices are determined by quoted market prices in a period subsequent to the date of sale. The concentrates are provisionally priced at the time of shipment, using forward prices for the expected month of final settlement. Subsequent variations of the price are recorded as a gain or loss in the Consolidated Statement of Operations, Comprehensive Income (Loss) and Deficit.

If the accumulated revenue from sales of concentrates from the pilot-mining program exceeds the related accumulated costs and deferred exploration expenses, then the excess cost recovery is included in long-term liabilities until (i) the situation is reversed, or (ii) commercial production has begun, at which time, it will be netted against construction costs, if any, of the new facilities, or (iii) the property is abandoned.

The Company expects commercial production on the Bolivar project to commence no later than the end of 2009. Commercial production has been defined as being the stage where the Company reaches a production level of 65% of mill capacity for a consecutive period of 90 days within a maximum period of 6 months. The production level will be calculated on the rated capacity of an on-site mill.

This represents a critical accounting policy, as it will impact the presentation of revenues and expenses from mining activities, which are currently recorded as a reduction of the related costs and deferred exploration expenses instead of being included in the determination of net income.

Asset Retirement Obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted, risk-free interest rate.

This represents a critical accounting policy, as the Company, based on its review of the status of its operations under the current Mexican environmental legislation, determined it does not carry any asset retirement obligation and, therefore, has not recognized such obligation.

In view of the upcoming feasibility study, the Company will commission an environmental impact study at Bolivar from which asset retirement obligations may arise. A liability stemming from any asset retirement obligation will be recorded in the year in which such obligation arises.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Other than the temporary investments and the guaranty, the Company does not use financial or other instruments. However, management considers that an embedded derivative is included in the Company's concentrate sales agreements.

RISK AND UNCERTAINTIES

Business Risks

The exploration for and development of mineral deposits involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. All of the Company's mining properties are at the exploration stage. There is no assurance that the Company's exploration programs will result in any discoveries of commercial ore bodies.

The Company has numerous competitors with greater financial, technical and other resources.

Estimates of future production from the Bolivar pilot-mining operations derived from the mine plan prepared in fiscal 2007 and subsequently reviewed and/or revised by management. These estimates are subject to change. The Company cannot give any assurance that it will achieve its production estimates. Failure to achieve the anticipated production estimates could have a material and adverse effect on any or all of the Company's future cash flows, results of the pilot-mining operations and financial condition.

Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above and as set out below:

- Actual ore mined varying from estimates in grade, tonnage and metallurgical and other characteristics;
- Mining dilution;
- Ramp wall failures or cave-ins;
- Ventilation and adverse temperature levels underground;
- Industrial accidents;
- Equipment failures;
- Natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;
- Encounter of unusual or unexpected geological conditions;
- Changes in power costs and potential power shortages;
- Shortages of principal supplies needed for operation, including explosives, fuel, chemical reagents, water, equipment parts and lubricants; and
- Restrictions imposed by government agencies.

Land Title

The Company is taking reasonable measures, in accordance with industry standards, for properties at that stage of exploration to ensure proper title to its properties. However, there is no guarantee that title to any of its properties will not be challenged or impugned. The Company's properties may be subject to prior unregistered agreements or transfers and title may be affected, amongst other things, by undetected defects (refer to notes 9 and 20 of the six-month period ended June 30, 2008, unaudited interim consolidated financial statements). As at June 30, 2008, some of the Company's property titles are in the process of being registered in the name of the Company's Mexican subsidiary at the Mexico Mining registry office.

Capital Needs

The exploration, development, mining and processing of the Company's properties will require substantial additional financing. The only current sources of future funds available to the Company are the sale of additional equity capital, the borrowing of funds and sales of concentrates through its pilot-mining activities. There is no assurance that such funding will be available to the Company or that it will be obtained on terms favourable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest.

Regulation and Environmental Requirements

The activities of the Company require permits from various governmental authorities and are subject to bylaws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, environmental protection and other matters. Increased costs and delays may result from the need to comply with applicable laws and regulations. If the Company is unable to obtain or renew licenses, approvals and permits, it may be curtailed or prohibited from proceeding with exploration or development activities.

Commodity Prices

The Company is exposed to commodity price risk for variations in concentrate prices, as final prices are determined by quoted market price in a period subsequent to the date of sale. The Company has the ability to address its price-related exposure through the limited use of options, future and forward contracts. At the date of the balance sheet, the Company does not use derivative instruments to mitigate this risk. In July 2008, the Company initiated a quotation period ("QP") hedging program on its open copper position which will guarantee final settlement prices on approximately 90% of the shipped copper concentrate. The Company is planning to use the same procedure with future zinc concentrate shipments.

Foreign Exchange Risk

The Company's sales of concentrates and part of its purchases are denominated in foreign currencies, primarily in U.S. dollars and Mexican pesos. Consequently, certain assets and liabilities, namely, cash and cash equivalents, trade receivables and payables, sales tax and other receivables, income tax receivable and payable, accounts payable and accrued liabilities, as well as certain revenues and expenses, include amounts that are exposed to currency fluctuations.

Credit Risk

The Company is subject to concentrations of credit risk through cash and cash equivalents, trade receivables (payables), and sales tax and other receivables. The Company maintains substantially all of its cash and cash equivalents with major financial institutions in Canada and in Mexico. Therefore, according to management, credit risk of counterparty non-performance is remote. The totality of the Company's trade receivables (payables) is with a sole client and is subject to normal credit risks. The totality of sales tax receivable is with the government of Mexico, and, as such, management believes it also represents a normal credit risk.

OUTLOOK AND OBJECTIVES

2008 OBJECTIVES REMAIN AS FOLLOWS:

- Conclude exploration program to expand and upgrade current resources at Bolivar;
- Continue exploration to increase the first resource estimate at Cusi;
- Continue metallurgical testing and pilot mining at Cusi;
- Pursue feasibility study at Bolivar to obtain parameters for eventual full-scale production, including construction of an appropriately sized on-site mill;
- Process 144,000 tonnes of material from Bolivar at average grades of 1.4% Cu and 8.0% Zn for a production value of US$24 million; and
- Maintain cost improvement program in all areas of the Company.

CONTROLS AND PROCEDURES

Disclosure Controls and Internal Controls over Financial Reporting

The Company, under the supervision and with the participation of its management, including the chief executive officer and the chief financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures and assessed the design of its internal control over financial reporting as of June 30, 2008, pursuant to the requirements of Multilateral Instrument 52-109. Based on this evaluation, the Company concluded that the disclosure controls and procedures are effective in making known to them in a timely manner material information relating to the Company and its subsidiaries, and that the design of internal control over financial reporting provides reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of the Company's financial statements for external purposes in accordance with Canadian GAAP.

During the quarter, the Company encountered a problem with its new spare parts inventory system. A full physical inventory as at May 31, 2008 was performed and adjustments were made accordingly. A complete system review is currently in process in order to reassess and implement additional control procedures mainly at warehouses.

As part of the ongoing reassessment of its control systems and procedures the Company is reviewing the controls over all taxes applicable to the Company.

Other than the above, there have been no changes in the Company's internal control over financial reporting since the quarter ended June 30, 2008, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

OTHER REQUIREMENTS

(a) Additional information is available on SEDAR at www.sedar.com and on the Company's website at www.diabras.com.

(b) (i) NATIONAL INSTRUMENT 51-102 – SECTION 5.3

Analysis of Costs and Deferred Exploration Expenses

	Bolivar	Cusi	La Engañosa	For the six-month period ended June 30, 2008 Total	For the Year Ended December 31, 2007 Total
	$	$	$	$	$
Balance – Beginning of period	3,404,627	18,066,155	-	21,470,782	11,672,155
Costs and deferred exploration expenses					
Property acquisition and related costs	206,505	3,051,012	64,885	3,322,402	1,446,016
Sampling	155,611	116,375	-	271,986	2,174,022
Geology consulting and management	504,153	511,610	23,355	1,039,118	1,343,279
Drilling and mining development	3,212,166	1,809,954	-	5,022,120	9,265,331
Pilot milling and metallurgy testing	1,900,238	52,223	-	1,952,461	5,131,739
Supervision and local administrative costs	717,470	337,849	-	1,055,319	939,631
Transportation costs	4,227,104	40,838	-	4,267,942	9,999,427
Roads	16,840	13,397	-	30,237	145,722
Camp costs	290,347	70,524	-	360,871	2,817,404
Capitalized amortization of exploration buildings and equipment	1,274,713	328,994	2,530	1,606,237	3,526,437
Stock-based compensation costs	10,593	2,832	37	13,462	772,898
	12,515,740	6,335,608	90,807	18,942,155	37,561,906
Write-off of mining assets – Costs and deferred exploration expenses	(751,084)	-	-	(751,084)	(1,199,891)
Sales of concentrate	(13,217,569)	-	-	(13,217,569)	(24,056,537)
	(1,452,913)	6,335,608	90,807	4,973,502	12,305,478
Transfer to (from) excess cost recovery – pilot mining	878,881	-	-	878,881	(2,506,851)
	(574,032)	6,335,608	90,807	5,852,383	9,798,627
Balance – End of period	2,830,595	24,401,763	90,807	27,323,165	21,470,782

(ii) **NATIONAL INSTRUMENT 51-102 – SECTION 5.4**

Disclosure of Outstanding Securities as at August 28, 2008

Common shares: 111,501,269

Options outstanding: 10,703,333

Number of Options	Exercise Price	Expiry Date
	$	
600,000	0.85	October 2008
930,000	0.75	August 2009
400,000	0.75	February 2010
1,273,333	0.30	September 2010
125,000	0.22	September 2010
2,495,000	0.40	February 2011
1,830,000	0.90	September 2011
1,670,000	1.10	April 2012
250,000	1.28	June 2012
150,000	1.25	July 2012
300,000	0.89	October 2012
330,000	0.61	April 2013
300,000	0.45	June 2013
50,000	0.30	August 2013

Corporate Information

CORPORATE HEAD OFFICE

Suite 2750
600 de Maisonneuve Blvd. West
Montréal, Québec H3A 3J2

Tel.: (514) 393-8875
Fax: (514) 393-8513

TICKER SYMBOL

TSX Venture Exchange
Symbol: DIB

AUDITORS

PricewaterhouseCoopers LLP
Suite 2800
1250 René-Lévesque Blvd. West
Montréal, Québec H3B 2G4

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada

INVESTOR RELATIONS

Nathalie Dion
Investor Relations Manager
Tel.: (514) 393-8875, ext. 241
E-mail: ndion@diabras.com

Leonard Teoli
Chief Financial Officer
Tel.: (514) 393-8875, ext. 226

WEBSITE
www.diabras.com

BOARD OF DIRECTORS

Thomas L. Robyn
Chairman

Daniel Tellechea

David Crevier

Eduardo Gonzalez

Mark Goodman

Robert D. Hirsh

Philip Renaud

OFFICERS

Thomas L. Robyn, Ph.D.
Chairman

Daniel Tellechea
President and Chief Executive Officer

François Auclair, M.Sc., Geo., FGAC
Vice-President, Corporate Development

Eugene Schmidt,
Vice-President, Exploration and Geology

Leonard Teoli, C.A.
Chief Financial Officer

Luce L. Saint-Pierre, LL.B., C.A.
Corporate Secretary

END